        As filed with the Securities and Exchange Commission on June 20, 1997
                                                    Registration No. 33-_____
                                                    Registration No. 811-8420
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM N-4

                           ---------------------------

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [X]
  Pre-Effective Amendment No.                                            [ ]
  Post-Effective Amendment No.                                           [ ]

                                       and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
  Amendment No. 7                                                        [ ]

                        (Check appropriate box or boxes)

                           ---------------------------

            WESTERN-SOUTHERN LIFE ASSURANCE COMPANY SEPARATE ACCOUNT 1
                            (Exact Name of Registrant)

                       WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
                                (Name of Depositor)

                                    400 Broadway
                               Cincinnati, Ohio 45202
                (Address of Depositor's Principal Executive Offices)

                    Depositor's Telephone Number (513) 629-1800

                           ---------------------------

                                                Copy to:
   DONALD J. WUEBBLING, ESQ.                    J. LELAND BREWSTER II, ESQ.
   400 Broadway                                 Frost & Jacobs LLP
   Cincinnati, Ohio 45202                       2500 PNC Center
   (Name and Address of Agent for Service)      201 East Fifth Street
                                                Cincinnati, Ohio 45202

                    Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of this Registration Statement.

                           ---------------------------

Select Variable Annuity Contracts -- Pursuant to Rule 24f-2(a)(1) under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of securities is being registered by this Registration Statement.

Select Advisors Portfolios has also executed this Registration Statement.

-----------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
                            SEPARATE ACCOUNT 1
                         (SELECT VARIABLE ANNUITY)

                           CROSS-REFERENCE SHEET
                          REQUIRED BY RULE 495(A)

PART I - DISCUSSION OF THE VARIABLE ANNUITY CONTRACT

PART A - PROSPECTUS
FORM N-4 ITEM NO.                       HEADING IN PROSPECTUS
-----------------                       ---------------------
1.  Cover Page                          Cover Page
2.  Definitions                         Glossary
3.  Synopsis                            Fee and Expense Tables; Summary of the
                                        Contract
4.  Condensed Financial Information
    (a) Accumulation Unit Values        Not Applicable
    (b) Performance Information         Performance Information
    (c) Financial Statements            Financial Statements
5.  General Description of Registrant,
    Depositor and Portfolio Companies
    (a) Depositor                       The Company
    (b) Registrant                      The Variable Account; The Fixed Account
    (c) Portfolio Company               The VI Trust and the SA Trust
    (d) Prospectus                      The VI Trust and the SA Trust
    (e) Voting                          Voting Rights
    (f) Administrator                   The VI Trust and the SA Trust; Charges
6.  Deductions and Expenses
    (a) Deductions                      Charges
    (b) Sales load                      Surrender Charge
    (c) Special purchase plans          Surrender Charge; Dollar Cost Averaging;
                                        Purchase of a Contract
    (d) Commissions                     Distribution of the Contracts
    (e) Portfolio company deductions    Expenses of the VIT Portfolios and SAT
                                        Portfolios; Expense Caps
    (f) Registrant's expenses           Charges

                                      i

FORM N-4 ITEM NO.                       HEADING IN PROSPECTUS
-----------------                       ---------------------
    (g) Organizational expenses         Administrative Charges
7.  General description of variable
    annuity contracts
    (a) Rights                          Summary of the Contract; Allocation of
                                        Purchase Payments; Surrenders and Partial
                                        Withdrawals; Death Benefit; Death
                                        Provisions; Selection of Income Payment
                                        Option; Statements to Contract Owners;
                                        Voting Rights; Other Contract Provisions
    (b) Provisions and limitations      Allocation of Purchase Payments; Transfers
    (c) Changes in contracts or         The Variable Account
        operations
    (d) Contract owner inquiries        Cover Page; Summary of the Contract
8.  Annuity Period
    (a) Level of benefits               Selection of Income Payment Option
    (b) Annuity commencement date       Income Date Selection
    (c) Annuity payments                Income Payment Options
    (d) Assumed investment return       Selection of Income Payment Option
    (e) Minimums                        Income Payment Options
    (f) Rights to change options or     Selection of Income Payment Options
        transfer contract value
9.  Death Benefit
    (a) Death benefit calculation       Death Benefit; Death Provisions
    (b) Forms of benefits               Income Payment Option, Death Benefit;
                                        Death Provisions
10. Purchases and Contract Values
    (a) Procedures for purchases        Purchase of a Contract
    (b) Accumulation unit values        Accumulation Unit Value
    (c) Calculation of accumulation     Allocation of Purchase Payments;
        unit values                     Accumulation Unit Value
    (d) Principal underwriter           Distribution of the Contracts
11. Redemptions
    (a) Redemption procedures           Surrenders and Partial Withdrawals

                                      ii

FORM N-4 ITEM NO.                       HEADING IN PROSPECTUS
-----------------                       ---------------------
    (b) Texas Optional Retirement       Not Applicable
        Program
    (c) Delay                           Surrenders and Partial Withdrawals
    (d) Lapse                           Surrenders and Partial Withdrawals
    (e) Revocation rights               Free Look Privilege
12. Taxes
    (a) Tax consequences                Federal Income Tax Information
    (b) Qualified plans                 Federal Income Tax Information
    (c) Impact of taxes                 Federal Income Tax Information
13. Legal Proceedings                   Legal Proceedings
14. Table of Contents for Statement of  Table of Contents of Statement of Additional
    Additional Information              Information

PART B - SAI
FORM N-4 ITEM NO.                       HEADING IN SAI
-----------------                       --------------
15. Cover Page                          Cover Page
16. Table of Contents                   Table of Contents
17. General Information and History
    (a) Name change                     Not Applicable
    (b) Attribution of assets           Not Applicable
    (c) Control of depositor            The Company (Prospectus)
18. Services
    (a) Fees, expenses and costs        Administrative Services; Charges
                                        (Prospectus); Expenses of the VIT Portfolios
                                        and the SAT Portfolios (Prospectus); Expense
                                        Caps (Prospectus)
    (b) Management-related services
    (c) Custodian and independent       Independent Accountants
        public accountant
    (d) Other custodianship             Safekeeping of Assets

                                      iii

FORM N-4 ITEM NO.                       HEADING IN SAI
-----------------                       --------------
    (e) Administrative servicing        The Company (Prospectus); The Variable
                                        Account (Prospectus)
    (f) Depositor as principal          Not Applicable
        underwriter
19. Purchase of securities offered
    (a) Manner of offering              Distribution of the Contracts (Prospectus)
    (b) Sales Load                      Surrender Charge (Prospectus)
20. Underwriters
    (a) Depositor or affiliate as       Distribution of Contracts (Prospectus)
        principal underwriter
    (b) Continuous offering             Distribution of the Contracts (Prospectus)
    (c) Underwriting commissions        Distribution of the Contracts (Prospectus)
    (d) Payments to underwriter         Distribution of the Contracts (Prospectus)
20. Calculation of performance data     Sub-Account Performance
22. Annuity payments                    Fixed Annuity Income Payments
23. Financial Statements
    (a) Registrant                      Financial Statements
    (b) Depositor                       Financial Statements

PART II - DISCUSSION OF SELECT ADVISORS PORTFOLIOS

PART A
FORM N-1A ITEM NO.                      HEADING IN PROSPECTUS
------------------                      ---------------------
1.  Cover Page                          Cover Page
2.  Synopsis                            Summary; Fee and Expense Tables
                                        (Prospectus Part I)
3.  Condensed Financial Information
    (a) Financial Highlights            Financial Highlights
    (b) Debt                            Not Applicable
    (c) Performance Information         Performance Information (Prospectus Part I)
4.  General Description of the Registrant
    (a)(i) Organization                 The Variable Account (Prospectus Part I)

                                      iv

FORM N-1A ITEM NO.                        HEADING IN PROSPECTUS
------------------                        ---------------------
    (a)(ii) Investment Objectives         Investment Objectives, Policies and
                                          Restrictions; Risk Factors, Restrictions and
                                          Investment Techniques
5.  Management of the Portfolios          Management of the Portfolios
5A. Management's Discussion of Fund       Not Applicable
    Performance
6.  Capital Stock and Other               Additional Information; Taxation (SAI)
7.  Purchase of Securities Being Offered  Purchase and Valuation; Special Information
                                          Concerning Hub and Spoke-Registered Trademark- Structure;
                                          Management of the Portfolios
8.  Redemption or Purchase                Special Information Concerning Hub and
                                          Spoke-Registered Trademark- Structure; Description of Beneficial
                                          Interests, Voting Rights and Liabilities
9.  Pending Legal Proceedings             Not Applicable

PART B
FORM N-1A ITEM NO.                        HEADING IN SAI
------------------                        --------------
10. Cover Page                            Cover Page
11. Table of Contents                     Table of Contents
12. General Information and History       Facts about the Company, The Variable
                                          Account and the Fixed Account (Prospectus
                                          Part I)
13. Investment Objectives and Policies    Investment Objectives, Techniques, Policies
                                          and Restrictions
14. Management of the Fund                Management of the SA Trust
15. Control Persons and Principal Holders Management of the SA Trust; The Variable
    of Securities                         Account (Prospectus Part I)
16. Investment Advisory and Other         Management of the Portfolios (Prospectus
    Persons                               Part II); Advisors; Portfolio Advisors;
                                          Administrator, Fund Accounting Agent,
                                          Custodian and Transfer Agent; Sponsor
17. Brokerage Allocation and Other        Portfolio Transactions and Brokerage
    Practices                             Commissions
18. Capital Stock and Other Securities    Organization of the SA Trust

                                      v

FORM N-1A ITEM NO.                        HEADING IN SAI
------------------                        --------------
19. Purchase, Redemption and Pricing of   Valuation of Securities; Redemption in Kind
    Securities Being Offered
20. Tax Status                            Taxation
20. Underwriters                          Distribution of the Contracts (Prospectus Part
                                          I)
21. Calculations of Performance Data      Performance Information (Prospectus Part I)
22. Financial Statements                  Financial Statements

PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

            T O U C H S T O N E
            ------------------------------------------

   [LOGO]
                          TOUCHSTONE SELECT VARIABLE ANNUITY

                          ( EMERGING GROWTH
                          ( INTERNATIONAL EQUITY
                          ( GROWTH & INCOME
                          ( BALANCED
                          ( INCOME OPPORTUNITY
                          ( BOND
                          ( STANDBY INCOME
                          ( FIXED ACCOUNT

--------------------------------------------------------------------------------
                                   PROSPECTUS
                                        , 1997

THIS BOOKLET CONTAINS THE PROSPECTUS FOR TOUCHSTONE SELECT VARIABLE ANNUITY, A FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT, ISSUED BY WESTERN-SOUTHERN LIFE ASSURANCE COMPANY. THIS BOOKLET ALSO INCLUDES THE PROSPECTUS FOR INVESTMENT PORTFOLIOS UNDERLYING THE TOUCHSTONE SELECT VARIABLE ANNUITY. THESE PROSPECTUSES ARE BOUND TOGETHER FOR YOUR CONVENIENCE.

--------------------------------------------------------------------------------
                                   PROSPECTUS
                                        , 1997

                                    WESTERN-SOUTHERN LIFE
UNITS OF INTEREST UNDER             ASSURANCE COMPANY SEPARATE ACCOUNT
FLEXIBLE PREMIUM VARIABLE           1
ANNUITY CONTRACTS                   400 BROADWAY
(SELECT VARIABLE ANNUITY)           CINCINNATI, OHIO 45202

--------------------------------------------------------------------------------

    This Prospectus describes individual variable annuity contracts (each a "CONTRACT" and collectively the "CONTRACTS") offered by Western-Southern Life Assurance Company (the "COMPANY"), a life insurance company which is a wholly owned subsidiary of The Western and Southern Life Insurance Company ("WESTERN & SOUTHERN"). The Contracts are designed for individual investors and group plans that desire to accumulate capital on a tax-deferred basis for retirement or other long term objectives. The owner of a Contract may select any one of three death benefit options. Contracts may be purchased on either a non-qualified basis or on a qualified basis in connection with qualified retirement and pension plans. Generally, non-qualified Contracts may be purchased by making a payment of at least $10,000, and qualified Contracts may be purchased by making a payment of at least $1,000. Subsequent payments to a Contract must be at least $100. Payments will be invested as the Contract Owner directs in one or more sub-accounts (each a "SUB-ACCOUNT" and together called the "VARIABLE ACCOUNT" (see further definitions in the Glossary)) of Western-Southern Life Assurance Company Separate Account 1 ("SEPARATE ACCOUNT 1"). Each Sub-Account invests in a corresponding portfolio of Select Advisors Variable Insurance Trust or of Select Advisors Portfolios, each of which is an open-end diversified management investment company, or in a fixed-rate option (the "FIXED ACCOUNT" (see further definition in the Glossary)) funded through the Company's general account.

    The Sub-Accounts in which Contract Owners may invest are: Emerging Growth, International Equity, Growth & Income, Balanced, Income Opportunity, Bond and Standby Income. Information regarding these investment options is set forth under the caption THE VARIABLE ACCOUNT herein. Five of the seven Sub-Accounts, Emerging Growth, International Equity, Balanced, Income Opportunity and Standby Income, invest in corresponding Portfolios of Select Advisors Variable Insurance Trust, a Massachusetts business trust (the "VI TRUST"). THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE VI TRUST (THE "VI TRUST PROSPECTUS"), a copy of which is bound with this Prospectus. The remaining two Sub-Accounts, Growth & Income and Bond, invest in the Growth & Income Portfolio II and Bond Portfolio II of Select Advisors Portfolios (the "SA TRUST" (see further definition in the Glossary)) under a Hub and Spoke-Registered Trademark-arrangement. Unlike the Portfolios of the VI Trust, which receive investments only from Separate Account 1 and other separate accounts of the Company, the SA Trust may also receive investments for its Growth & Income Portfolio II and Bond Portfolio II from other insurance company separate accounts registered as investment companies under the Investment Company Act of 1940. See "Special Information Concerning Hub and Spoke-Registered Trademark- Structure" in this Prospectus. Hub and Spoke-Registered Trademark- is a registered service mark of Signature Financial Group, Inc.
    THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE CONTRACTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, THE NATIONAL CREDIT UNION SHARE INSURANCE FUND OR ANY OTHER AGENCY. MUTUAL FUNDS AND VARIABLE ANNUITIES INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL.
    The Income Opportunity Portfolio of the VI Trust may invest up to 100% of its total assets in non-investment grade bonds (commonly known as "junk bonds") issued by both U.S. and foreign issuers, which entail greater risk of untimely interest and principal payments, default and price volatility than higher rated securities, and may present problems of liquidity and valuation. See "Income Opportunity Portfolio" in the VI Trust Prospectus.
    This Prospectus tells investors briefly the information they should know before investing in the Contracts. Investors should read and retain this Prospectus for future reference. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission
in a Statement of Additional Information dated         , 1997. The Statement of
Additional Information is incorporated by reference in this Prospectus and is available without charge by calling the Special Markets Service Center at 800-669-2796 (press 2). The table of contents of the Statement of Additional Information appears on page 50 of this Prospectus.
    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY INTEREST OR PARTICIPATION IN THE CONTRACTS OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              PROSPECTUS CONTENTS

GLOSSARY...............................................................................          1
PART I -- DISCUSSION OF THE VARIABLE ANNUITY CONTRACT..................................          3
FEE AND EXPENSE TABLES.................................................................          3
SUMMARY OF THE CONTRACT................................................................          5
PERFORMANCE INFORMATION................................................................          8
FACTS ABOUT THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT....................          9
  The Company..........................................................................          9
  The Variable Account.................................................................          9
  The VI Trust and the SA Trust........................................................          9
  Advisors and Service Providers.......................................................         10
  Additions, Deletions and Substitutions of Investments................................         10
  The Fixed Account....................................................................         11
THE CONTRACT...........................................................................         11
  Purchase of a Contract...............................................................         11
    General............................................................................         11
    Minimum/Maximum Investments........................................................         11
    Purchase Procedure.................................................................         12
    Issue Age Limits...................................................................         12
  Free Look Privilege..................................................................         12
  Allocation of Purchase Payments......................................................         12
  Accumulation Unit Value..............................................................         12
    Accumulation Unit Value of VIT Sub-Accounts........................................         13
    Accumulation Unit Value of Growth & Income and Bond Sub-Accounts...................         13
  Fixed Account Value..................................................................         14
  Dollar Cost Averaging................................................................         14
  Transfers............................................................................         14
  Surrenders and Partial Withdrawals...................................................         15
    Systematic Withdrawals.............................................................         15
  Selection of Income Payment Option...................................................         16
    Income Date Selection..............................................................         16
    Income Payment Options.............................................................         16
  Death Benefit........................................................................         17
    Death Benefit Options..............................................................         17
  Death Provisions.....................................................................         18
    Death of Owner.....................................................................         18
    Death of Annuitant.................................................................         18
CHARGES................................................................................         18
  Premium Taxes........................................................................         18
  Other Taxes..........................................................................         19
  Administrative Charges...............................................................         19
    Contract Maintenance Charge........................................................         19
    Contract Administration Charge.....................................................         19
  Mortality and Expense Risk Charge....................................................         19
  Surrender Charge.....................................................................         19
  Expenses of VIT Portfolios and SAT Portfolios; Expense Caps..........................         20
OTHER INFORMATION......................................................................         21
  Distribution of the Contracts........................................................         21
  Reports to Contract Owners...........................................................         21
  Adjustment of Units and Values.......................................................         21
  Voting Rights........................................................................         22
  Substituted Securities...............................................................         22

OTHER CONTRACT PROVISIONS..............................................................         22
  Misstatement of Age or Sex...........................................................         22
  Assignment...........................................................................         23
  Loans................................................................................         23
  No Dividends.........................................................................         23
FEDERAL INCOME TAX INFORMATION.........................................................         23
  Qualification as an "Annuity Contract"...............................................         23
    Diversification....................................................................         23
    Excessive Control..................................................................         24
    Required Distributions.............................................................         24
    Multiple Contracts.................................................................         25
  Federal Income Taxation..............................................................         25
    General............................................................................         25
    Tax Treatment of Assignments.......................................................         26
    Tax Treatment of Withdrawals -- Non-Qualified Contracts............................         26
    Qualified Contracts and Qualified Plans............................................         26
    Section 401 Qualified Pension or Profit-Sharing Plans..............................         27
    Section 403(b) Plans...............................................................         27
    Loans from Section 403(b) Plans....................................................         27
    Individual Retirement Annuities....................................................         27
    Simplified Employee Pension Plans..................................................         28
    Savings Incentive Match Plans for Employees (SIMPLE)...............................         28
    Section 457 -- Deferred Compensation Plans.........................................         29
    Tax Treatment of Withdrawals -- Qualified Contracts................................         29
    Tax-Sheltered Annuities -- Withdrawal Limitations..................................         31
LEGAL PROCEEDINGS......................................................................         31
FINANCIAL STATEMENTS...................................................................         31

PART II -- DISCUSSION OF SELECT ADVISORS PORTFOLIOS....................................         32
SUMMARY................................................................................         32
  General..............................................................................         32
  Risks................................................................................         32
  Advisors.............................................................................         32
  Sub-Accounts.........................................................................         32
  Other Investors......................................................................         33
FINANCIAL HIGHLIGHTS...................................................................         33
INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS.......................................         34
  Growth & Income Portfolio............................................................         34
  Bond Portfolio.......................................................................         34
SPECIAL INFORMATION CONCERNING HUB AND SPOKE-Registered Trademark- STRUCTURE...........         35
MANAGEMENT OF THE PORTFOLIOS...........................................................         35
  General..............................................................................         35
  Consultant to the Advisor............................................................         36
  Portfolio Advisors...................................................................         36
  Expenses.............................................................................         37

RISK FACTORS, RESTRICTIONS AND INVESTMENT TECHNIQUES...................................         37
  Techniques and Risk Factors..........................................................         37
    Derivatives........................................................................         37
    Foreign Securities.................................................................         37
    Risks Associated with "Emerging Markets" Securities................................         38
    Currency Exchange Rates............................................................         38
    Medium and Lower Rated and Unrated Securities......................................         38
    ADRs, EDRs and CDRs................................................................         39
    Fixed-Income and Other Debt Instrument Securities..................................         39
    U.S. Government Securities.........................................................         40
    Mortgage Related Securities........................................................         40
    Stripped Mortgage Related Securities...............................................         41
    Zero Coupon Securities.............................................................         41
    Custodial Receipts.................................................................         42
    When-Issued and Delayed-Delivery Securities........................................         42
    Repurchase Agreements..............................................................         42
    Reverse Repurchase Agreements and Forward Roll Transactions........................         43
    Lending Portfolio Securities.......................................................         43
    Illiquid Securities................................................................         43
    Non-Publicly Traded ("Restricted") Securities and Rule 144A Securities.............         43
    Temporary Investments..............................................................         43
    Futures Contracts and Related Options..............................................         44
    Options on Stock...................................................................         44
    Options on Securities Indexes......................................................         45
    Forward Currency Contracts.........................................................         45
  Asset Coverage.......................................................................         45
  Certain Investment Restrictions......................................................         46
  Portfolio Turnover...................................................................         46
MANAGEMENT OF THE SA TRUST.............................................................         46
  Board of Trustees....................................................................         46
  Administrator, Fund Accounting Agent, Custodian and Transfer Agent...................         46
  Sponsor..............................................................................         47
  Allocation of Expenses of the Portfolios.............................................         47
PURCHASE AND VALUATION.................................................................         47
  Purchase.............................................................................         47
  Valuation............................................................................         47
ADDITIONAL INFORMATION.................................................................         48
  Description of Beneficial Interests, Voting Rights and Liabilities...................         48
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...............................         50

                                    GLOSSARY

    ACCUMULATION UNIT -- An accounting unit of measure used to calculate an Owner's share of the Variable Account Value prior to the Income Date.

    ACCUMULATION UNIT VALUE -- The dollar value of an Accumulation Unit in a Sub-Account of the Variable Account.

    ANNUITANT -- The natural person whose life is used to determine the duration and amount of any annuity payments.

    BENEFICIARY -- The person(s) to whom the Death Benefit will be paid if the Owner dies before the Income Date.

    CODE -- The Internal Revenue Code of 1986, as amended.

    COMPANY -- Western-Southern Life Assurance Company.

    CONTINGENT ANNUITANT -- The person named by the Owner who becomes the Annuitant if the named Annuitant dies before the Income Date.

    CONTRACT -- An individual flexible premium variable annuity contract, including the Application Form and any amendments, riders or endorsements, offered by the Company as set forth in this Prospectus.

    CONTRACT ANNIVERSARY -- The same day and month as the Contract Date in each subsequent year.

    CONTRACT DATE -- The date, as set forth on page 3 of the Contract, on which the Contract becomes effective, which generally will be within one business day after receipt of the initial Purchase Payment and Application Form in good order at the Special Markets Service Center.

    CONTRACT VALUE -- The total value of the Contract at any time prior to or on the Income Date, representing the sum of the Variable Account Value and the Fixed Account Value.

    CONTRACT YEAR -- A year which starts with the Contract Date or with a Contract Anniversary.

    FIXED ACCOUNT -- A Contract option under which some or all of the Purchase Payments are allocated to the Company's general account. The Company credits interest to the amounts allocated to the Fixed Account at rates declared by the Company from time to time and guaranteed for one year periods.

    FIXED ACCOUNT VALUE -- At any given time, (1) the sum of all Purchase Payments allocated to the Fixed Account, plus (2) any Variable Account Value transferred to the Fixed Account, plus (3) interest credited by the Company to the Fixed Account, less (4) any amounts transferred from the Fixed Account to the Variable Account, less (5) any amounts withdrawn for charges, deductions or surrenders (which includes Surrender Charges, if any).

    INCOME DATE -- The date on which annuity payments are scheduled to begin, changeable by written notice to the Company.

    OWNER OR JOINT OWNER -- The person(s) owning all rights under the Contract.

    PORTFOLIO -- An investment portfolio of the VI Trust or of the SA Trust, each of which is a registered open-end management investment company. Each Portfolio corresponds to a Sub-Account of the Variable Account.

    PURCHASE PAYMENT -- An amount paid to the Company under the Contract prior to deduction of any applicable premium tax.

    QUALIFIED AND NON-QUALIFIED CONTRACTS -- A Qualified Contract is a Contract purchased in connection with a plan which qualifies under Sections 401, 403(b), 408 or 457 of the Code. A Non-Qualified Contract is any other Contract.

    SAT PORTFOLIO -- Either the Growth & Income Portfolio II ("Growth & Income Portfolio") or the Bond Portfolio II ("Bond Portfolio") of the SA Trust.

    SA TRUST -- Select Advisors Portfolios, a trust formed under New York law that includes portfolios in which certain of the Sub-Accounts invest. Part II of this Prospectus, beginning at page 32, contains information regarding the SA Trust and such Portfolios.

    SUB-ACCOUNT -- A division of the Variable Account which invests in a Portfolio of the VI Trust or the SA Trust. Purchase Payments allocated to the Variable Account are further allocated among Sub-Accounts as designated by the Owner.

    SURRENDER CHARGE -- A declining contingent deferred sales charge, ranging from 8% during the first year to 0% after seven years from receipt of each Purchase Payment.

    SURRENDER VALUE -- The Contract Value less any applicable Surrender Charge and Contract Maintenance Charge. This amount, less any applicable premium tax, is payable to an Owner upon surrender of the Contract prior to the Income Date during the Annuitant's lifetime.

    VALUATION DATE -- Each day on which valuation of the Sub-Accounts is required by applicable law, including every day that the New York Stock Exchange is open.

    VALUATION PERIOD -- The period of time beginning at the close of trading on the New York Stock Exchange on one Valuation Date and ending at the close of trading on the New York Stock Exchange on the next succeeding Valuation Date.

    VARIABLE ACCOUNT -- A contract option under which some or all of the Purchase Payments are allocated to the Western-Southern Life Assurance Company Separate Account 1, a separate investment account of the Company.

    VARIABLE ACCOUNT VALUE -- At any given time, the value of all Accumulation Units credited to the Sub-Accounts pursuant to the Contract.

    VIT PORTFOLIO -- A Portfolio of the VI Trust.

TERMS DEFINED ELSEWHERE IN THE PROSPECTUS

    The following terms have the meanings given such terms at the pages indicated in this table:

TERM                                              PAGE
----------------------------------------------  ---------
Administrative Services and Fund Accounting
 Agreement....................................
Adjusted Contract Value.......................
Administrator.................................
Advisor.......................................
Advisors Act..................................
Advisory Agreement............................
Benefit Determination Date....................
Board of Trustees/Trustee.....................
Contract Administration Charge................
Contract Maintenance Charge...................
Custodian.....................................
Death Benefit.................................
Death Benefit Accumulation Rate...............
Death Benefit Options.........................
Designated beneficiary........................
Dollar Cost Averaging.........................
Distributor...................................
Expense Cap...................................
Expense Risk Charge...........................
Fort Washington...............................
Free amount...................................
Free look.....................................
Free look period..............................
IFS...........................................
Individual retirement arrangement.............

TERM                                              PAGE
----------------------------------------------  ---------
Investors Bank................................
IRA...........................................
Maximum Accumulated Death Benefit.............
Mortality and Expense Risk Charge.............
Mortality Risk Charge.........................
PIN...........................................
Portfolio Advisors............................
Qualified Plans...............................
RogersCasey...................................
SAT Net Investment Factor.....................
SEC...........................................
SEP...........................................
Separate Account 1............................    cover
SIMPLE........................................
Special Markets Service Center Sponsor........
Sponsor Agreements............................
Surrender.....................................
Treasury Department...........................
Trustees/Board of Trustees....................
VIT Net Investment Factor.....................
VIT Sub-Account...............................
VI Trust......................................    cover
VI Trust Prospectus...........................    cover
Western & Southern............................    cover
1933 Act......................................
1940 Act......................................

             PART I -- DISCUSSION OF THE VARIABLE ANNUITY CONTRACT
                             FEE AND EXPENSE TABLES

    The following tables provide information concerning Contract Owner transaction expenses and annual operating expenses of the Variable Account and each Sub-Account. For these purposes, expenses of the Portfolio in which each Sub-Account invests are treated as if they were expenses of that Sub-Account, since that is their practical effect. It is expected that the combined expenses per Accumulation Unit of each Sub-Account and its corresponding Portfolio will, at a minimum, be approximately equal to and may be less than the expenses that would be incurred by each Sub-Account alone if, instead of investing in such Portfolio, the Sub-Account retained an investment advisor and portfolio advisors and invested directly in the types of securities held by the Portfolio. For additional information regarding these expenses, see "Charges."

CONTRACT OWNER TRANSACTION EXPENSES

Maximum Contingent Deferred Sales Charge*..............   8%

              RANGE OF CONTINGENT DEFERRED SALES CHARGE* OVER TIME

                   CONTINGENT DEFERRED SALES
COMPLETED YEARS     CHARGE AS PERCENTAGE OF
  FROM DATE OF        AMOUNT OF PURCHASE
PURCHASE PAYMENT       PAYMENT WITHDRAWN
----------------  ---------------------------
    Less than 1                   8%
              1                   7%
              2                   6%
              3                   5%
              4                   4%
              5                   3%
              6                   1%
    7 and later                   0%

Annual Contract Maintenance Charge**.................................................  $ 40

    Variable Account Annual Expenses (as a percentage of average account value)
                                                                                                        SIX
                                                                                               ANNUAL  PERCENT
                                                                                       STANDARD STEP-UP ACCUMULATING
                                                                                       DEATH   DEATH   DEATH
                                                                                       BENEFIT BENEFIT BENEFIT
                                                                                       -----   -----   -----
    Mortality and Expense Risk Charges...............................................  1.20%   1.30%   1.40%
    Contract Administration Charge...................................................  0.15%   0.15%   0.15%
                                                                                       -----   -----   -----
    Total Variable Account Annual Expenses...........................................  1.35%   1.45%   1.55%
                                                                                       -----   -----   -----
                                                                                       -----   -----   -----

     *Also referred to as a "Surrender Charge." See "Surrender Charge."

    **In certain states in which it has received the necessary regulatory approvals, the Company may waive, reduce or eliminate the annual Contract Maintenance Charge. This charge is not assessed against Contracts having a Contract Value of more than $50,000. After the tenth Contract Anniversary the charge for any Contract having a Contract Value of less than $50,000 is the lesser of (a) $40 and (b) 0.14% of the Contract Value.

PORTFOLIO EXPENSES

    The expenses of each of the VIT Portfolios and each of the SAT Portfolios shown below are assessed at the underlying Portfolio level and are not direct charges against the assets of the Sub-Accounts or reductions from Contract Value, although such charges are borne indirectly by Contract Owners. Portfolio expenses are taken into consideration in computing the net asset value of each Portfolio, which is the price used to calculate the Variable Account Value. However, under agreements (the "SPONSOR AGREEMENTS") with the VI Trust and the SA Trust, Touchstone Advisors, Inc., as sponsor of the two trusts (the "SPONSOR"), has agreed to reimburse each Portfolio for those annual operating expenses of the Portfolio exceeding a specified percentage (the "EXPENSE CAP") of the Portfolio's average daily net assets. For additional information regarding the Sponsor Agreements, see "Sponsor."

Operating expenses for this purpose include fees of the Advisor, fees of the Administrator, amortization of organizational expenses, legal and accounting fees and Sponsor fees, but do not include interest, taxes, brokerage commissions and other portfolio transaction expenses, capital expenditures and extraordinary expenses. Fees and expenses in the table are expressed as a percentage of average daily net assets.

                                                                                       TOTAL EXPENSES
                                                       ADVISOR FEE    OTHER EXPENSES   (AFTER EXPENSE
                                                      (AFTER EXPENSE  (AFTER EXPENSE   REIMBURSEMENT)
VIT PORTFOLIOS                                        REIMBURSEMENT)  REIMBURSEMENT)         (1)
----------------------------------------------------  --------------  --------------  -----------------
Emerging Growth.....................................       0.80%           0.35%            1.15%
International Equity................................       0.95%           0.30%            1.25%
Balanced............................................       0.80%           0.10%            0.90%
Income Opportunity..................................       0.65%           0.20%            0.85%
Standby Income......................................       0.25%           0.25%            0.50%

SAT PORTFOLIOS
----------------------------------------------------
Growth & Income.....................................       0.75%           0.10%            0.85%
Bond................................................       0.55%           0.20%            0.75%

------------------------
(1) A Sponsor Agreement may be terminated by the Sponsor as to any Portfolio, as of the end of any calendar quarter after December 31, 1998, by giving at least 30 days prior written notice, and will be terminated if the Sponsor ceases to be the investment advisor for the Portfolio. If a Sponsor Agreement is terminated, actual Portfolio expenses may exceed those shown in the table. For more information regarding each Portfolio's expenses, see "Expenses of the VIT Portfolios and SAT Portfolios; Expense Caps" herein, the VI Trust Prospectus, and the Statement of Additional Information (available on request from the Special Markets Service Center).

EXAMPLE

    The following charts depict the expenses that would be incurred under the Contract assuming a $1,000 investment in each Sub-Account and a 5% annual return on that investment. Portfolio expenses have been estimated at the Expense Cap for each Portfolio. THE DOLLAR FIGURES IN EACH CHART ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The effect of the Contract Maintenance Charge is calculated by expressing it as a percentage of the average Contract Value, which is assumed, for this purpose only, to be $25,000. Premium taxes currently are imposed by certain states and municipalities on Purchase Payments made under the Contracts. Premium taxes are not reflected in the examples below; where applicable, such taxes may decrease the amount of each Purchase Payment available for allocation.

    An Owner surrendering a Contract at the end of the applicable time period would pay the following aggregate Contract and Portfolio expenses on a $1,000 investment in each Sub-Account, assuming a 5% annual return:

                                                                                                           SIX PERCENT
                                                                  STANDARD DEATH      ANNUAL STEP-UP       ACCUMULATING
                                                                     BENEFIT          DEATH BENEFIT       DEATH BENEFIT
                                                                  --------------      --------------      --------------
                                                                   1         3         1         3         1         3
                                                                  YEAR      YEARS     YEAR      YEARS     YEAR      YEARS
                                                                  ----      ----      ----      ----      ----      ----
Emerging Growth.............................................      $107      $138      $108      $141      $109      $144
International Equity........................................      $108      $141      $109      $144      $110      $147
Balanced....................................................      $105      $130      $106      $133      $107      $136
Income Opportunity..........................................      $104      $128      $105      $132      $106      $135
Standby Income..............................................      $101      $117      $102      $121      $103      $124
Growth & Income.............................................      $104      $128      $105      $132      $106      $135
Bond........................................................      $103      $125      $104      $128      $105      $132

    An Owner annuitizing a Contract (with a minimum 5 year payout) at the end of the applicable time period would pay the following aggregate Contract and Portfolio expenses on the same investment:

                                                                                        ANNUAL           SIX PERCENT
                                                                    STANDARD         STEP-UP DEATH      ACCUMULATING
                                                                  DEATH BENEFIT         BENEFIT         DEATH BENEFIT
                                                                  -------------      -------------      -------------
                                                                   1         3        1         3        1         3
                                                                  YEAR      YEARS    YEAR      YEARS    YEAR      YEARS
                                                                  ----      ---      ----      ---      ----      ---
Emerging Growth.............................................      $107      $84      $108      $87      $109      $90
International Equity........................................      $108      $87      $109      $90      $110      $93
Balanced....................................................      $105      $76      $106      $79      $107      $82
Income Opportunity..........................................      $104      $74      $105      $78      $106      $81
Standby Income..............................................      $101      $63      $102      $67      $103      $70
Growth & Income.............................................      $104      $74      $105      $78      $106      $81
Bond........................................................      $103      $71      $104      $74      $105      $78

    An Owner who does not surrender a Contract at the end of the applicable time period would pay the following aggregate Contract and Portfolio expenses on the same investment:

                                                                                       ANNUAL         SIX PERCENT
                                                                    STANDARD          STEP-UP         ACCUMULATING
                                                                     DEATH             DEATH             DEATH
                                                                    BENEFIT           BENEFIT           BENEFIT
                                                                  ------------      ------------      ------------
                                                                   1        3        1        3        1        3
                                                                  YEAR     YEARS    YEAR     YEARS    YEAR     YEARS
                                                                  ---      ---      ---      ---      ---      ---
Emerging Growth.............................................      $27      $84      $28      $87      $29      $90
International Equity........................................      $28      $87      $29      $90      $30      $93
Balanced....................................................      $25      $76      $26      $79      $27      $82
Income Opportunity..........................................      $24      $74      $25      $78      $26      $81
Standby Income..............................................      $21      $63      $22      $67      $23      $70
Growth & Income.............................................      $24      $74      $25      $78      $26      $81
Bond........................................................      $23      $71      $24      $74      $25      $78

    The purpose of the above tables is to assist an Owner in understanding the various costs and expenses that an Owner will bear directly or indirectly.

OTHER PORTFOLIO FINANCIAL INFORMATION

    Additional financial information regarding the Growth & Income and Bond Portfolios may be found on page 32 of this Prospectus and similar information regarding the Emerging Growth, International Equity, Balanced, Income Opportunity and Standby Income Portfolios may be found in the VI Prospectus, which follows and is bound with this Prospectus.

                            SUMMARY OF THE CONTRACT

GENERAL

    The purpose of the Contract is to permit an Owner to accumulate funds on a tax-deferred basis by investing in one or more alternatives, and to permit the Owner or the Owner's designee to receive annuity income payments starting on the Income Date. An Owner may invest in one or more of seven Sub-Accounts of the Variable Account and in the Company's Fixed Account. Each Sub-Account will, in turn, invest solely in one of seven Portfolios, five of which are Portfolios of the VI Trust and two of which are Portfolios of the SA Trust. Each Trust is an open-end diversified management investment company. The VI Trust is organized as a Massachusetts business trust and the SA Trust is organized as a New York trust. For further information regarding these two trusts, see "The VI Trust and the SA Trust." An investment in the Fixed Account will be held and managed by the Company through its general account. See "The Fixed Account."

    Assets allocated by Contract Owners to the Variable Account are held by Separate Account 1. Such assets are segregated from other assets of the Company but not from assets attributable to other variable annuity contracts issued through Separate Account 1. Owners bear the investment risk with respect to the Sub-Accounts which they select, and there is no guarantee that amounts invested by the Owner in the Sub-Accounts will increase or retain their value. See "The Variable Account." The Company guarantees that amounts allocated by an Owner to the Fixed Account will earn interest at a rate determined periodically by the Company and in effect at the time of each investment. See "The Fixed Account."

MINIMUM AND MAXIMUM INVESTMENTS

    A Contract may be purchased on a Non-Qualified basis or on a Qualified basis as part of a plan which qualifies under Sections 401, 403(b), 408 or 457 of the Code. The initial Purchase Payment must be at least $10,000 for Non-Qualified Contracts and $1,000 for Qualified Contracts (or $50 for Qualified Contracts if payments will be made under an automatic or scheduled installments plan). Each subsequent payment must be at least $100 for either Contract. However, monthly Purchase Payments of not less than $50 will be permitted for either Contract under an automatic or scheduled installment plan. If no purchase payments have been received for two full years and both (a) the total Purchase Payments less any partial withdrawals and (b) the Contract Value, are less than $2,000, the Company will, after 14 days prior written notice to the Owner, terminate the Contract and pay the Surrender Value to the Owner. The cumulative total of all Purchase Payments under a Contract may not exceed $500,000 without the prior consent of the Company. See "Purchase of a Contract -- Minimum/Maximum Investments."

VARIABLE ANNUITY SERVICE CENTER

    Investments in or withdrawals from a Contract, transfers of amounts to or from the Variable Account and other directions with respect to the investment of Purchase Payments should be directed to the Company at the Touchstone Special Markets Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850 (the "SPECIAL MARKETS SERVICE CENTER").

TEN-DAY FREE LOOK

    To be sure that the Owner is satisfied with the Contract, the Owner has a ten-day "free look." Within ten days of the date the Contract is received by the Owner, it may be returned to the Company at the Special Markets Service Center. If the Contract is received by the Company within such time, the Company will void the Contract, and the Contract Value, plus any amount deducted from the initial Purchase Payment prior to allocation to the Sub-Accounts or the Fixed Account, will then be refunded in full unless otherwise required by state or federal law. See "Free Look Privilege."

INVESTMENT OPTIONS

    Purchase Payments will be invested by the Company, in the proportions that the Owner directs, in the Fixed Account and the Sub-Accounts. See "Allocation of Purchase Payments." The Variable Account currently has seven Sub-Accounts, each of which invests exclusively in one of the VIT Portfolios or one of the SAT Portfolios. The VIT Portfolios are Emerging Growth, International Equity, Balanced, Income Opportunity and Standby Income. The SAT Portfolios are Growth & Income and Bond. Information regarding the investment options presented by the VIT Portfolios and the SAT Portfolios is set forth under the caption "The VI Trust and the SA Trust" herein. More detailed information regarding the SAT Portfolios will be found under the caption "Investment Objectives, Policies and Restrictions" in this Prospectus. Detailed information regarding the VIT Portfolios will be found in the VI Trust Prospectus. Owners may transfer funds among Sub-Accounts once every thirty days. Transfers from the Variable Account to the Fixed Account may be made once during any Contract Year. Transfers from the Fixed Account to the Variable Account also may be made once during any Contract Year; such transfers are permitted up to a maximum of 25% of the Fixed Account Value. See "Transfers."

PURCHASE PAYMENTS

    The Owner may elect to allocate Purchase Payments to the Sub-Accounts or the Fixed Account or any combination of these alternatives. Purchase Payments will be processed by the Company on the day received at the Special Markets Service Center, if received in good order no later than 4:00 p.m. Eastern Time on any Valuation Date. Payments received in good order later in the day, or on any day not a Valuation Date, will be processed on the next Valuation Date. Purchases by the Sub-Accounts of shares of the corresponding VIT Portfolios or of interests in the corresponding SAT Portfolio will be made on the next Valuation Date following processing, at the value of the corresponding Portfolio on the date of processing. As the value of the investments in the Sub-Accounts increases or decreases, the Variable Account Value increases or decreases. See "Allocation of Purchase Payments."

WITHDRAWAL; SURRENDER

    Prior to the Income Date, the Owner may withdraw all or part of the Contract Value. A withdrawal of all of the Contract Value is a "SURRENDER." During the first seven years following the receipt of a Purchase Payment, such withdrawals (to the extent they exceed any available "free" amounts, as described under the caption "Surrender Charge -- 'Free' Amounts") generally will be subject to a Surrender Charge. This charge is 8% of the amount of any Purchase Payment withdrawn less than one year following receipt of such payment and decreases over time, reducing to zero after the seventh year from the receipt of a Purchase Payment. The minimum partial withdrawal is $250, and the Contract Value following any partial withdrawal must be at least $2,000. Where permitted by applicable law, the Company will waive the Surrender Charge if the Owner or the Annuitant is confined to a long term care facility or hospital (as defined in the Contract) for at least 30 days prior to surrender, and reserves the right to waive the Surrender Charge in certain other circumstances. See "Surrenders and Partial Withdrawals" and "Surrender Charge." Certain withdrawals may be subject to an additional tax on premature distributions as well as to federal income tax. See "Federal Income Taxation."

INCOME PAYMENT OPTIONS

    The Contract offers five fixed income payment options, unless otherwise limited by applicable state insurance laws. Income may be paid in installments, either for a fixed period of one to 30 years or in a fixed amount. Income also may be paid under a life income alternative, either with or without a guaranteed payment period. In addition, life income may be paid over the lifetimes of the Annuitant and another designated person. Other income payment options may be selected with prior approval of the Company. If no income option is selected by the Owner, the Contract provides for a monthly annuity payment, beginning on the Income Date if the Annuitant is then living, payable for life with ten years certain. See "Selection of Income Payment Option." If the Annuitant dies after the Income Date, the amount and manner of any continuing payments will depend upon the income option selected. See "Income Payment Options."

DEATH BENEFIT

    If the Owner dies before the Income Date, the Company will pay a Death Benefit to the Beneficiary selected by the Owner. See "Death Benefit." The Death Benefit paid will be the greatest of three alternative values calculated as of the Valuation Date by which satisfactory proof of death, death benefit payment instructions and election of settlement option have been received in good order by the Company (the "BENEFIT DETERMINATION DATE"). One such value, the Contract Value, applies in all cases, regardless of the age of the Owner or any option selected by the Owner. A second value, the return of Purchase Payments (less prior withdrawals), also applies in all cases. The third value will be determined pursuant to one of three available Death Benefit Options, which must be selected by the Owner when the Contract is first issued. See "Death Benefit -- Death Benefit Options."

CHARGES

    SURRENDER CHARGE. The Company does not deduct a sales charge from Purchase Payments made for Contracts. However, if any part of the Contract Value is withdrawn, the Company will, with certain exceptions, deduct from the Owner's Contract Value a Surrender Charge not to exceed 8% of the lesser of (i) the total of all purchase payments made within 84 months prior to the date of the request to surrender, and (ii) the amount surrendered. This charge, when applicable, is imposed to permit the Company to recover sales expenses that have been incurred by the Company. See "Surrenders and Partial Withdrawals" and "Surrender Charge."

    CONTRACT MAINTENANCE AND CONTRACT ADMINISTRATION CHARGES. In addition, on each Contract Anniversary (and upon surrender) the Company will deduct an annual maintenance charge (the "CONTRACT MAINTENANCE CHARGE") of not more than $40 from the Contract Value. In certain states, the Company may waive, reduce or eliminate such charge. No Contract Maintenance Charge will be incurred if the Contract Value is $50,000 or more on the date when the Contract Maintenance Charge is deducted. The Company also will deduct on a daily basis an administration charge (the "CONTRACT ADMINISTRATION CHARGE") equal to an annual rate of 0.15% of the Variable Account Value. These charges are to reimburse the Company for administrative expenses related to the issue and maintenance of the Contract. The Company does not expect to recover from these charges an amount in excess of accumulated administrative expenses. See "Administrative Charges."

    MORTALITY AND EXPENSE RISK CHARGE. The Company deducts on a daily basis a charge to compensate for the mortality risk assumed by the Company (the "MORTALITY RISK CHARGE"). The charge ranges from 0.85% to 1.05%, depending upon the Death Benefit Option selected by the Owner. The charge is 0.85% if the Owner selects the Standard Death Benefit Option, 0.95% for the Annual Step-Up Death Benefit Option and 1.05% for the Six Percent Accumulating Death Benefit Option. In addition, the Company deducts on a daily basis a charge equal to an annual rate of 0.35% of the Variable Account Value as compensation for the Company's risk in agreeing not to increase administrative charges on the Contracts regardless of actual administrative costs (the "EXPENSE RISK CHARGE"). The Mortality Risk Charge and Expense Risk Charge are together referred to as the "MORTALITY AND EXPENSE RISK CHARGE." For additional information, see "Mortality and Expense Risk Charge" and "Death Benefit."

    OTHER. Premium taxes payable to any governmental entity will be charged against the Contracts. See "Premium Taxes" and "Other Taxes."

    The Company may include as a component of the Net Investment Factor (see "Accumulation Unit Value") a charge or credit for any taxes reserved, which are determined by the Company to have resulted from the investment operations of any Sub-Account. See "Allocation of Purchase Payments" and "Other Taxes."

    The Portfolios of the VI Trust and of the SA Trust accrue management fees and other expenses daily and pay them monthly. See "Expenses of VIT Portfolios and SAT Portfolios; Expense Caps."

    THE FOREGOING SUMMARY IS INTENDED TO PROVIDE ONLY AN OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CONTRACT. DETAILED INFORMATION IS PROVIDED IN SUBSEQUENT SECTIONS OF THIS PROSPECTUS AND IN THE CONTRACT. THE CONTRACT (INCLUDING ANY AMENDMENTS, RIDERS AND ENDORSEMENTS) TOGETHER WITH THE APPLICATION FORM CONSTITUTES THE ENTIRE AGREEMENT BETWEEN THE OWNER AND THE COMPANY AND SHOULD BE RETAINED BY THE OWNER.

                            PERFORMANCE INFORMATION

GENERAL

    The Variable Account may advertise certain performance information regarding the Sub-Accounts from time to time. Such performance information will be based upon historical performance and is not intended to predict future performance under an actual Contract.

    Average annual total return quotations represent the average compounded rate of return on a hypothetical initial investment of $1,000. Average annual total return reflects all historical investment results, less all charges and deductions applied against a Sub-Account (including any Surrender Charge that might apply if an Owner terminated the Contract at the end of the indicated period, but excluding any deductions for premium taxes). The rate for each Sub-Account is computed by comparing a hypothetical initial investment of $1,000 in the Sub-Account to the hypothetical Surrender Value of that investment at the end of specifically defined 1, 5 and 10 year periods or for the life of the Contract.

    It is important to note that total return figures are based on historical earnings and are not intended to indicate future performance. The Statement of Additional Information describes in more detail the methods used to determine total return.

RATINGS; INDEXES

    In reports or other communications to shareholders or in advertising material, a Sub-Account may also quote non-standardized total return figures, such as non-annualized figures (provided that these figures are accompanied by standardized total return figures calculated as described above), as well as compare its performance with that of other separate accounts as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar independent services that monitor the performance of separate accounts. The performance information also may include evaluations of the separate accounts published by nationally recognized ranking services and by financial publications that are nationally recognized.

    Additional information regarding the calculation of performance information appears in the Statement of Additional Information.

      FACTS ABOUT THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

THE COMPANY

    The Company is a stock life insurance company organized under the laws of the State of Ohio on December 1, 1980. The Company is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888 ("WESTERN & SOUTHERN"). Both companies are in the business of issuing insurance and annuity contracts. The executive offices of both companies are located at 400 Broadway, Cincinnati, Ohio 45202 and their telephone number is
(513) 629-1800.

THE VARIABLE ACCOUNT

    The Variable Account is held by the Company's Separate Account 1, a separate investment account of the Company established pursuant to Ohio law on July 27, 1992. Separate Account 1 is used to support the Contracts described in this Prospectus and other variable annuity contracts of the Company and for other purposes permitted by law. Separate Account 1 is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 ACT"). Separate Account 1 consists of Variable Account assets held for the benefit of Contract Owners and assets held, through similar accounts, for the benefit of owners of other variable annuity contracts issued by Separate Account 1.

    The Company owns the assets of Separate Account 1. As required by law, however, the assets of Separate Account 1 are kept separate from the Company's general account assets and any other separate account assets and are held exclusively for the benefit of Owners and Beneficiaries of the Contracts and of other variable annuity contracts issued by Separate Account 1. These assets may not be charged with liabilities from any other business which the Company may conduct. The Company is obligated to pay all benefits provided under the Contracts and all benefits provided under other variable annuity contracts issued by Separate Account 1.

    Each Sub-Account of the Variable Account is administered and accounted for as part of the general business of the Company; however, the income, capital gains or capital losses of each Sub-Account are credited to or charged against the assets held in that Sub-Account in accordance with the terms of each Contract without regard to the income, capital gains or capital losses of any other Sub-Account or arising out of any other business of the Company.

    Each Sub-Account invests either in a Portfolio of the VI Trust or in a Portfolio of the SA Trust. The VI Trust is a Massachusetts business trust and the SA Trust is a New York trust. Each Trust is registered as an open-end management investment company under the 1940 Act. The Portfolios are described generally below. Owners periodically may transfer funds between Sub-Accounts or change allocations among Sub-Accounts. See "Transfers."

THE VI TRUST AND THE SA TRUST

    The Variable Account consists of seven Sub-Accounts, each of which invests exclusively in one of the VIT Portfolios or in one of the SAT Portfolios. The investment objective of each Sub-Account is the same as the corresponding Portfolio, each of which is described briefly below. There is no assurance that any Contract or Portfolio will meet its investment objective.

                                 VIT PORTFOLIOS

    EMERGING GROWTH PORTFOLIO has a primary investment objective of capital appreciation with income as a secondary investment objective. The Portfolio attempts to achieve its investment objective through investment primarily in the common stock of smaller, rapidly growing companies.

    INTERNATIONAL EQUITY PORTFOLIO has an investment objective of long term capital appreciation through investment primarily in equity securities of companies based outside the United States.

    BALANCED PORTFOLIO has an investment objective of growth of capital and income through investment in common stocks and fixed-income securities.

    INCOME OPPORTUNITY PORTFOLIO has an investment objective of high current income through investment in high yield, non-investment grade debt securities (commonly known as "junk bonds") of both U.S. and non U.S. issuers and in mortgage-related securities. To the extent consistent with its primary objective, the Portfolio will also seek capital appreciation.

    STANDBY INCOME PORTFOLIO has an investment objective of high current income to the extent consistent with relative stability of principal, which it attempts to achieve through investment in short-term, investment grade debt securities.

                                 SAT PORTFOLIOS

    GROWTH & INCOME PORTFOLIO has an investment objective of long term capital appreciation and dividend income through investment primarily in common stocks of high quality companies.

    BOND PORTFOLIO has an investment objective of providing a high level of current income primarily through investment in investment grade bonds.

    Several of the Portfolios invest in non-investment grade (or "junk") bonds, which entail greater risk of untimely interest and principal payments, default and price volatility than higher rated securities and may present problems of liquidity and valuation. The Income Opportunity Portfolio and the International Equity Portfolio of the VI Trust, which are described in more detail in the VI Trust Prospectus, may invest up to 100% and 35%, respectively, of their total assets in non-investment grade bonds. See "Income Opportunity Portfolio," "International Equity Portfolio" and "Medium and Lower Rated ("Junk Bonds") and Unrated Securities" in the VI Trust Prospectus. The Growth & Income Portfolio and Bond Portfolio of the SA Trust, which are described more fully in Part II of this Prospectus, may invest up to 5% and 35%, respectively, of their total assets in non-investment grade bonds. See "Growth & Income Portfolio," "Bond Portfolio" and "Medium and Lower Rated ("Junk Bonds") and Unrated Securities." Such investments may not be appropriate for all investors.

    MORE COMPLETE INFORMATION ABOUT THE FIVE PORTFOLIOS OF THE VI TRUST, INCLUDING THE ASSOCIATED RISKS, IS SET FORTH IN THE VI TRUST PROSPECTUS. SIMILAR INFORMATION WITH RESPECT TO THE GROWTH & INCOME AND THE BOND PORTFOLIOS OF THE SA TRUST IS CONTAINED IN PART II OF THIS PROSPECTUS. PROSPECTIVE PURCHASERS OF CONTRACTS SHOULD READ THE VI TRUST PROSPECTUS AND PART II OF THIS PROSPECTUS IN CONJUNCTION WITH THE INFORMATION REGARDING THE VARIABLE ACCOUNT CONTAINED HEREIN.

ADVISORS AND SERVICE PROVIDERS

    Both the VI Trust and the SA Trust have entered into investment advisory agreements with Touchstone Advisors, Inc. (the "ADVISOR"). The Advisor, in turn, has entered into investment advisory agreements with separate investment advisors selected for each Portfolio (the "PORTFOLIO ADVISORS"). It is the responsibility of the Advisor to select the Portfolio Advisors, subject to the review and approval of the trustees of the VI Trust or the SA Trust, as the case may be, and to review the ongoing investment strategy of each Portfolio Advisor and the performance of the Portfolios. Each Trust has entered into agreements with Investors Bank and Trust Company ("INVESTORS BANK" or the "ADMINISTRATOR") pursuant to which Investors Bank provides administrative and fund accounting services for each Trust. The Advisor employs, at its expense, the services of RogersCasey Sponsor Services, Inc. ("ROGERSCASEY"), a research firm specializing in appraisal and comparison of investment managers, as a consultant to assist in evaluating portfolio advisors. See "Consultant to the Advisor."

ADDITIONS, DELETIONS AND SUBSTITUTIONS OF INVESTMENTS

    The Company may from time to time make additional Sub-Accounts available. These Sub-Accounts will invest in investment portfolios that the Company deems suitable for the Contracts. The Company also has the right, upon approval of affected Contract Owners or approval of the SEC, to substitute a new investment portfolio or similar investment option for the Portfolio in which a Sub-Account invests. A substitution may become necessary if, in the Company's judgment, the Portfolio or other investment option no longer suits the purposes of the Contracts. This may happen due to unsatisfactory investment performance, a change in laws or regulations, a change in a Portfolio's investment objectives or restrictions, because the Portfolio is no longer available for investment, or for some other reason. The Company would obtain prior approval from the SEC to the extent required and any other required approvals before making such a substitution. The Company also reserves the right to eliminate Sub-Accounts from the Variable Account or to combine two or more Sub-Accounts, and the right to operate the Variable Account as a management investment company under the 1940 Act or any other form permitted by law or to deregister the Variable Account under the 1940 Act in the event such registration no longer is required.

THE FIXED ACCOUNT

    Due to exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (the "1933 ACT") and the Company's general account has not been registered as an investment company under the 1940 Act. Accordingly, interests in the Fixed Account are not subject to the provisions of those acts, and the Company has been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account.

    As noted earlier, a Contract Owner may allocate purchase payments or transfer all or part of the Owner's Contract Value to the Fixed Account. Funds allocated or transferred to the Fixed Account will not fluctuate with the investment experience of the Company's general account. The Company guarantees that the portion of an Owner's Contract Value that is held in the Fixed Account will accrue interest at an effective annual rate of at least 3%. When any part of a Purchase Payment is allocated to the Fixed Account or an amount is transferred into the Fixed Account, an interest rate will be assigned to that amount. That rate will be guaranteed by the Company for one year from the receipt of the Purchase Payment or transferred amount. At the end of that year, a new interest rate, which will be guaranteed by the Company for at least one year, will be assigned to that Purchase Payment or transferred amount and related earnings. Thereafter, interest rates assigned to that amount and to subsequent Purchase Payments or to subsequent transferred amounts allocated to the Fixed Account will be similarly guaranteed for successive periods of at least one year. Therefore, different interest rates may apply to different amounts in the Fixed Account depending upon when the amount was initially allocated by the Owner, and the interest rate applicable to any particular amount may vary over time. The interest rate credited to a Purchase Payment or transferred amount by the Company may differ from the rate being earned by the Company's general account and may differ from the interest rates being credited to other funds in the general account, whether such funds were received at the same time as the Purchase Payment or transferred amount or at a different time. In no event will any interest rate credited be less than an effective annual rate of 3%. The amount of an Owner's Fixed Account Value and the amount of interest credited will be included in statements sent to Contract Owners.

                                  THE CONTRACT

PURCHASE OF A CONTRACT

    GENERAL

    The Company offers Contracts only in states in which it has received the necessary regulatory approvals to do so. Contracts may be Qualified or Non-Qualified. Qualified Contracts are accorded special federal income tax treatment under the Code. Generally, Qualified Contracts may be purchased only in connection with plans which qualify under Sections 401, 403(b), 408 or 457 of the Code. Qualified Contracts contain provisions restricting the timing and amount of payments to and distributions from such Contracts. See "Federal Income Taxation."

    MINIMUM/MAXIMUM INVESTMENTS

    The purchase of a Non-Qualified Contract requires a minimum initial Purchase Payment of $10,000. The minimum initial Purchase Payment for a Qualified Contract is $1,000 or $50 if payments will be made under an automatic or scheduled installment plan. Subsequent Purchase Payments under both types of Contracts must be at least $100 (at least $50 if made under an automatic or scheduled installment plan), and may be made at any time. The maximum cumulative total of all Purchase Payments under any Contract may not exceed $500,000 without prior approval by the Company. If no Purchase Payments have been received for two full years and both (a) the total Purchase Payments less any partial withdrawals and (b) the Contract Value are less than $2,000, the Company requires that the deficiency be paid within 14 days of notice to the Owner. If it is not paid, the Company will terminate the Contract and pay the Surrender Value to the Owner.

    PURCHASE PROCEDURE

    To purchase a Contract, the purchaser must submit the initial Purchase Payment and the completed Application Form in good order to the Company at the Special Markets Service Center. The Contract becomes effective on the Contract Date, which is stated on page 3 of the Contract, and generally is within one business date after the Valuation Date on which the initial Purchase Payment and the Application Form are received in good order at the Special Markets Service Center. Any such receipt must be effected by 4:00 p.m. Eastern Time on a Valuation Date; if later, the effective date of the Contract will be the following Valuation Date. Purchase Payments will be allocated among the Sub-Accounts (and, if applicable, the Fixed Account) according to the instructions of the Owner. See "Allocation of Purchase Payments." If an incomplete Application Form is received, the Company will request additional information to complete the application. If the Application Form remains incomplete for five business days after its receipt, the Company will return the initial Purchase Payment unless the purchaser consents to a delay.

    ISSUE AGE LIMITS

    The maximum age at issue of the proposed Owner depends on the Death Benefit Option selected. See "Death Benefit." Owners electing the Standard Death Benefit may not be older than 85. Owners electing the Annual Step-up Death Benefit or the 6% Accumulating Death Benefit may not be older than 75. The proposed Annuitant, whether the Owner or another, must be no older than 85.

FREE LOOK PRIVILEGE

    A Contract may be returned for a refund within 10 days after the Owner receives it (the "FREE LOOK PERIOD"). If the Owner chooses not to retain the Contract, it must be returned to the Company at the Special Markets Service Center within the free look period. In such circumstances, the Company will cancel the Contract and refund promptly an amount that in most cases will be equal to the Owner's Contract Value, plus any amount deducted from the initial Purchase Payment prior to allocation to the Sub-Accounts or the Fixed Account. The laws of certain states require the Company to return other amounts to Owners pursuant to the free look privilege; in such states, such amounts will be returned. Similarly, the laws of certain states require a free look period longer than 10 days; Owners living in such states will have a free look period conforming to applicable state law.

ALLOCATION OF PURCHASE PAYMENTS

    Allocation of the initial Purchase Payment will be made according to the instructions given by the Owner on the Application Form. Each allocation must be in whole percentages of at least 5%, and the sum of the allocation percentages must equal 100%. Absent written instructions from the Owner, subsequent Purchase Payments will be allocated in the same manner as the most recent written allocation, or the initial allocation, if unchanged. Contract Owners should periodically review their allocations under the Contract in light of market conditions and their own financial objectives.

    For all Purchase Payments allocated to Sub-Accounts (other than the initial such payment, which is allocated as of the Contract Date), Accumulation Units will be credited at the Accumulation Unit Value calculated as of the close of business on the Valuation Date such Purchase Payment is received in good order by the Company at the Special Markets Service Center if received before 4:00 p.m. Eastern Time on such Valuation Date. For payments received after such time, Accumulation Units will be credited at the Accumulation Unit Value calculated as of the next following Valuation Date. The number of Accumulation Units for each Sub-Account of the Variable Account is determined by dividing the amount of the Purchase Payment allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account as of the close of business on the Valuation Date on which the Company is deemed to have received the Purchase Payment. The Accumulation Unit Value for each Sub-Account was set arbitrarily at $10 when the first Portfolio interest was purchased by the Sub-Account. Thereafter, Accumulation Unit Value fluctuates from day to day depending upon the investment performance of the Portfolio in which the Sub-Account is invested.

ACCUMULATION UNIT VALUE

    The following material describes the procedures used to calculate Accumulation Unit Value for, respectively, the five Sub-Accounts (Emerging Growth, International Equity, Balanced, Income Opportunity and Standby Income) that invest in Portfolios of the VI Trust and the two Sub-Accounts (Growth & Income and Bond) that invest in Portfolios of the SA Trust. The procedures do not produce different results. Rather, they reflect different accounting treatment at the Portfolio level, with interests in the VI Trust being calculated on a per share basis and interests in the SA Trust being calculated on a percentage basis.

    ACCUMULATION UNIT VALUE OF VIT SUB-ACCOUNTS

    The value of an Accumulation Unit at the close of any Valuation Period is determined for each Sub-Account that invests in a VIT Portfolio (a "VIT SUB-ACCOUNT") by multiplying the Accumulation Unit Value of the Sub-Account at the close of the immediately preceding Valuation Period by the "VIT NET INVESTMENT FACTOR" (described below). Depending upon investment performance of the VIT Portfolio in which the Sub-Account is invested, the Accumulation Unit Value may increase or decrease.

    The VIT Net Investment Factor for each VIT Sub-Account, for any Valuation Period, is determined by dividing (a) by (b) and subtracting (c) from the result, where:

    (a) is:

        (1) the net asset value per share of the corresponding VIT Portfolio at the end of the current Valuation Period, plus

        (2) the per share amount of any dividend or capital gain distribution made by the VIT Portfolio on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

        (3) a per share charge or credit for any taxes reserved, which are determined by the Company to have resulted from the investment operations of the Sub-Account during the current Valuation Period;

    (b) is the net asset value per share of the corresponding VIT Portfolio determined at the end of the immediately preceding Valuation Period; and

    (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for the daily portion of the annual Mortality and Expense Risk Charge (1.20% to 1.40%, depending on the Death Benefit Option selected) and the annual Contract Administration Charge (0.15%).

    ACCUMULATION UNIT VALUE OF GROWTH & INCOME AND BOND SUB-ACCOUNTS

    The value of an Accumulation Unit at the close of any Valuation Period is determined for the Growth & Income and Bond Sub-Accounts by multiplying the Accumulation Unit Value at the close of the immediately preceding Valuation Period by the "SAT NET INVESTMENT FACTOR" (described below). Depending upon investment performance of the SAT Portfolio in which the Sub-Account is invested, the Accumulation Unit Value may increase or decrease.

    The SAT Net Investment Factor for each of the Growth & Income and Bond Sub-Accounts for any Valuation Period is equal to one plus the net result of (a) divided by (b) where:

    (a) is the accrued gain or loss in the Sub-Account for the Valuation Period, including investment income, capital gains and losses, adjusted by:

        (1) charging the Sub-Account a dollar amount representing the portion of the annual Mortality and Expense Risk Charge (1.20% to 1.40%, depending on the Death Benefit Option selected) and the annual Contract Administration Charge (0.15%) that is allocable to the Sub-Account for the Valuation Period, and

        (2) charging or crediting the Sub-Account for any tax charge or tax credit determined by the Company to have resulted from the investment operations of the Sub-Account during the Valuation Period;
           and

    (b) is the value of the Sub-Account as of the close of the immediately preceding Valuation Period.

FIXED ACCOUNT VALUE

    Fixed Account Value is calculated on a daily basis, and consists of (i) the sum of all Purchase Payments allocated to the Fixed Account, plus (ii) any Variable Account Value transferred to the Fixed Account, plus (iii) interest credited by the Company to the Fixed Account, less (iv) any amounts transferred from the Fixed Account to the Variable Account, less (v) any amounts withdrawn for charges or deductions, or in connection with any surrenders or partial withdrawals (which include Surrender Charges, if any, and any share of the Contract Maintenance Charge taken from the Fixed Account). See "The Fixed Account."

DOLLAR COST AVERAGING

    A Contract Owner may direct the Company, at any time prior to the Income Date, automatically to transfer specified dollar or percentage amounts (or earnings amounts) from the Fixed Account or from the Standby Income Sub-Account to other Sub-Accounts on a monthly or quarterly basis. This automatic transfer, known as "Dollar Cost Averaging", may be selected by a Contract Owner for a period of at least 12 months. The minimum Dollar Cost Averaging transfer is $200, with a minimum allocation per Sub-Account of 5% of the total amount transferred. Dollar Cost Averaging is available only if the Contract Value is at least $10,000. All Dollar Cost Averaging transfers for all Contracts will be made effective on the monthly or quarterly anniversary of the Contract Date, at the election of the Owner. Contract Owners may elect to participate in Dollar Cost Averaging by notifying the Company in writing. Forms for this purpose are available from the Special Markets Service Center. Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the portion of the Contract Value in the Fixed Account or in the Standby Income Sub-Account is insufficient to complete the next scheduled transfer; (3) the Contract Owner requests termination in writing; or (4) the Contract is terminated. There is no charge at this time for Dollar Cost Averaging, but the Company reserves the right to charge a fee for this service. The Company also reserves the right to terminate Dollar Cost Averaging, on a prospective basis, upon 30 days' written notice to Contract Owners.

TRANSFERS

    Subject to the conditions described below, an Owner may transfer all or part of the Contract Value among the Sub-Accounts and the Fixed Account.

    The minimum transfer amount is $250. Transfers among Sub-Accounts other than by Dollar Cost Averaging may be made once every thirty days, and not less than 5% of the total amount transferred can be directed to any other Sub-Account. An Owner may only transfer from one or more Sub-Accounts to the Fixed Account once each Contract Year, and from the Fixed Account to one or more Sub-Accounts once each Contract Year (except in the case of Dollar Cost Averaging). When transferring from the Fixed Account, the amount of the transfer (excluding Dollar Cost Averaging transfers) is limited to a maximum of 25% of the Fixed Account Value. The Company currently imposes no charges for any such transfer, but reserves the right to modify availability of and conditions for transfers at any time, including the right to charge transfer fees.

    The Company will effect transfers pursuant to proper written or telephone instructions received at the Special Markets Service Center which clearly specify the requested changes. Requests received in good order by the Company at the Special Markets Service Center by 4:00 p.m. Eastern Time on any Valuation Date will be effected that day; requests received after that time will be effected on the next Valuation Date.

    The Company will not honor telephone transfer instructions unless proper authorization has been provided either (i) in the completed Application Form, or
(ii) in a properly completed telephone transfer authorization form. If the proper authorization is on file at the Special Markets Service Center, requests for transfers may be made by calling 1-800-669-2796 (press 2) between 8:00 a.m. and 4:00 p.m. Eastern Time on any Valuation Date. Such telephone transfer request must include a precise identification of the Owner's Contract and social security number. A personal identification number ("PIN") also may be required. The Company will accept telephone requests for transfers from any person presenting the required information and claiming to be the Owner. All or part of any telephone conversation relating to transfer instructions may be recorded by the Company.

    Telephone transfer instructions apply only to previously invested Purchase Payments and may not be employed to change the investment allocation of future Purchase Payments under the Contract. Allocation of future Purchase Payments can be changed only by proper written request. See "Allocation of Purchase Payments."

    The Company will not be liable for following instructions received by telephone that it reasonably believes to be genuine. The Company has established certain procedures, some of which are described above, to confirm that telephone instructions are genuine. If it does not follow reasonable procedures, it may be liable for any losses due to unauthorized or fraudulent instructions.

    The Company reserves the right to modify, suspend or discontinue the telephone transfer privilege at any time and without prior notice.

SURRENDERS AND PARTIAL WITHDRAWALS

    While the Contract is in force and prior to the Income Date or the death of the Owner, the Company will, upon proper written notification by the Owner, allow the Owner to surrender all, or withdraw part, of the Contract Value, less any Surrender Charge and any applicable Contract Maintenance Charge and premium taxes. See "Surrender Charge." A withdrawal may not be less than $250, and it may not reduce the Contract Value to less than $2,000. For information regarding amounts that may be withdrawn without any Surrender Charge (so called "free" amounts), see "Surrender Charge -- 'FREE AMOUNTS'."

    Any amount withdrawn will result in the liquidation of Accumulation Units from each applicable Sub-Account and liquidation of value from the Fixed Account in the ratio that the value of each Sub-Account and the Fixed Account bears to the total Contract Value. The Owner must specify in writing in advance which Accumulation Units or value are to be liquidated if some other ratio is desired.

    All surrenders and partial withdrawals from the Variable Account will be paid within seven days of receipt of written notification, subject to postponement of either calculation or payment, or both, for any of the following reasons:

    (1) The New York Stock Exchange is closed other than for customary weekend and holiday closings;

    (2) Trading on the New York Stock Exchange is restricted;

    (3) An emergency exists as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the net assets of the Variable Account;

    (4) The SEC, by order, permits postponement of payments for the protection of security holders; or

    (5) The request for surrender or withdrawal is not made in writing or is not received in good form (i.e., accurate, complete and understandable).

    Applicable regulations of the SEC shall determine whether the conditions prescribed in (2) and (3) exist.

    Payments resulting from surrenders or withdrawals from the Fixed Account may be deferred for up to six months.

    Since the Owner assumes the investment risk with respect to amounts held in the Sub-Accounts and because certain surrenders and partial withdrawals are subject to a Surrender Charge, the total amount paid upon surrenders and partial withdrawals under the Contracts may be more or less than the Purchase Payments made.

    TAX MATTERS. The Internal Revenue Code imposes a penalty tax equal to 10% of the amount treated as taxable income on most surrenders and partial withdrawals made from Contracts prior to the Contract Owner or the Annuitant (in the case of a Qualified Contract) reaching age 59 1/2. See "Tax Treatment of Withdrawals -- Non-Qualified Contracts" and "-- Qualified Contracts."

    SYSTEMATIC WITHDRAWALS

    A Contract Owner may elect in writing to withdraw from the Contract a specified dollar amount of at least $100 on a monthly, quarterly, semiannual or annual basis. If such systematic withdrawals exceed 10% of Contract Value in any year, a Surrender Charge may apply. The systematic withdrawals will be accomplished by liquidating, on a pro rata basis, Accumulation Units from all Sub-Accounts to which Contract Value is allocated and value from the Fixed Account.

    Alternatively, the Owner may elect to withdraw future earnings only, with no specified dollar amount, on a monthly, quarterly, semiannual or annual schedule. Under this election, Accumulation Units and value from the Fixed Account representing only such income earned on the Contract will be liquidated to satisfy the systematic withdrawals, and no Surrender Charges will apply to such liquidations.

    An Owner may discontinue systematic withdrawals at any time by notifying the Company in writing. The Company reserves the right to discontinue offering systematic withdrawals, on a prospective basis, upon 30 days' written notice to Contract Owners. Any such discontinuation would not affect systematic withdrawal plans already in operation. The Company also reserves the right to assess a processing fee for this service. Based upon the Company's present costs, the Company does not expect that such fee would exceed $5.00 per transaction.

    TAX MATTERS. The Internal Revenue Code imposes a penalty tax equal to 10% of the amount treated as taxable income on most surrenders and partial withdrawals made from Contracts prior to the Contract Owner or the Annuitant (in the case of a Qualified contract) reaching age 59 1/2. See "Tax Treatment of Withdrawals -- Non-Qualified Contracts" and "-- Qualified Contracts."

SELECTION OF INCOME PAYMENT OPTION
    INCOME DATE SELECTION

    Unless otherwise required by plan documents or current tax law, or unless otherwise indicated by the Owner, the Income Date is the later of the Contract Anniversary on or following the Annuitant's 80th birthday and the 10th Contract Anniversary (see Page 3 of the Contract). The Income Date can be changed to any date by written request to the Company, if such written request is received on or prior to the scheduled Income Date. See "Tax Treatment of Withdrawals -- Non-Qualified Contracts" and "-- Qualified Contracts."

    INCOME PAYMENT OPTIONS

    Annuity payments will be made to the payee(s) designated by the Owner. If no payee is designated, the Owner will be the payee. The Owner may change payee(s) at any time by written notice to the Company.

    The Owner may apply the Surrender Value less any applicable premium tax under any one of the income payment options specified in the Contract and described below. A change of income payment option is permitted on or prior to the Income Date upon written notice to the Company. In the absence of an election, annuity payments will be made in accordance with Option 2, described below, with monthly payments guaranteed for ten years and payable for life. Annuity payments will be made monthly (or, if requested, quarterly, semiannually or annually) except that: (i) proceeds of less than $1,000 shall be paid in a single sum and (ii) the Company may change the frequency of payment to avoid periodic payments of less than $50.

    The income payment options currently available under the Contract are described below. Unless limited in any jurisdiction by applicable state insurance laws, each of the plans is available under Non-Qualified Contracts.

    Option 1. Fixed Period -- Paid in equal monthly payments for the number of years selected, but not more than 30 years.

    Option 2. Life with Guaranteed Period -- Paid in equal monthly payments during the lifetime of the Annuitant. The Company guarantees payments for either 10 years or 20 years, and for as long as the Annuitant lives. The amount of the monthly payment is based on the Annuitant's sex and age on the date of the first payment and on the number of years for which payments are guaranteed.

    Option 3. Fixed Amount -- Paid in equal monthly installments of $5 or more for each $1,000 applied until the full amount, with compound interest at not less than 3% a year, is used up.

    Option 4. Life Only -- Paid in equal monthly installments during the lifetime of the Annuitant. The amount depends on the age and sex of the Annuitant on the date of first payment. Payments will cease upon the death of the Annuitant.

    Option 5. Joint and Survivor -- Paid in equal monthly payments during the lifetimes of the Annuitant and another designated person. Upon the death of either, payments will continue to the survivor at a preselected percentage (100%, 75%, 66 2/3% or 50%) of the original payment. The amount of each monthly payment depends the sexes and ages of both persons on the date of the first payment, and the pre-selected percentage for continuing payments.

    All options are also available under Qualified Contracts, but Options 1, 2 and 3 are available only if any period certain does not extend beyond the life expectancy of the Annuitant.

    Under Options 1 and 3 payments may be commuted (i.e., paid in a lump sum); under Options 2, 4 and 5 they may not.

DEATH BENEFIT

    If the Owner dies before the Income Date, the Company will pay to the Beneficiary an amount equal to the greatest of (i) the Death Benefit Option (defined below) previously selected by the Owner, (ii) the sum of all Purchase Payments less any amounts withdrawn (including any surrender charges) and (iii) the Contract Value determined as of the Benefit Determination Date. The amount so determined is the "DEATH BENEFIT". No Surrender Charge is made if payment of the Death Benefit results from the death of the Owner prior to the Income Date.

    DEATH BENEFIT OPTIONS

    Prior to the issuance of the Contract, the Owner may select from among three death benefit options (the "DEATH BENEFIT OPTIONS"). The option selected may not be changed after the Contract is issued. The three options are the Standard Death Benefit, the Annual Step-Up Death Benefit and the 6% Accumulating Death Benefit. The characteristics of the three Death Benefit Options are as follows:

        The "STANDARD DEATH BENEFIT" will apply if the Owner does not select one of the other two options. This option provides no special benefit. Accordingly, the benefit paid will be limited to the greater of the other two values that are considered in all cases, that is, the Contract Value and an amount equal to the sum of all Purchase Payments less any amounts withdrawn.

        The "ANNUAL STEP-UP DEATH BENEFIT" equals the greatest Adjusted Contract Value (defined below) for each Contract Anniversary up to and including the Contract Anniversary immediately following the Owner's 80th birthday, calculated as of the Benefit Determination Date. For this purpose, "ADJUSTED CONTRACT VALUE" means an amount equal to the Contract Value on the relevant Contract Anniversary increased by all Purchase Payments and less a reduction for all partial withdrawals made between such Contract Anniversary and the Benefit Determination Date. The reduction for partial withdrawals is made in the same proportion that the Contract Value was reduced on the date of withdrawal.

        The "6% ACCUMULATING DEATH BENEFIT" is based upon the initial Purchase Payment, which is increased by (i) interest earned at the Death Benefit Accumulation Rate (as defined below) and (ii) additional Purchase Payments, and is decreased by any partial withdrawals made during the life of the Contract. The benefit continues to accumulate until it equals the Maximum Accumulated Death Benefit (defined below). The "DEATH BENEFIT ACCUMULATION RATE" is a weighted average rate based on the allocation of Contract Value. For amounts allocated to the Fixed Account, the Standby Income Sub-Account and the Bond Sub-Account, the rate is the lesser of six percent per annum or the actual rate at which the account has accumulated (or decreased) over the relevant period. The rate for amounts allocated to all other Sub-Accounts is a fixed six percent per annum. The "MAXIMUM ACCUMULATED DEATH BENEFIT" is initially equal to two times the initial Purchase Payment made on the Contract Date. It is increased by two times any additional Purchase Payments and reduced, in accordance with a formula, for amounts that are later withdrawn. The amount of reduction will be made (i) dollar-for-dollar to the extent that the withdrawal is taken from earnings (earnings being the excess of Contract Value over aggregate Purchase Payments less partial withdrawals) and (ii) in proportion to the reduction in Contract Value to the extent that the withdrawal is taken from Purchase Payments. For further information concerning the Maximum Accumulated Death Benefit, see the Statement of Additional Information.

    The Death Benefit Options are subject to certain limitations and to different mortality and risk expense charges, as follows:

                                                                     MAXIMUM AGE          MORTALITY AND
DEATH BENEFIT OPTION                                                  AT ISSUE         EXPENSE RISK CHARGE
---------------------------------------------------------------  -------------------  ---------------------
Standard                                                                     85                 1.20%
Annual Step-Up                                                               75                 1.30%
6% Accumulating                                                              75                 1.40%

DEATH PROVISIONS
    DEATH OF OWNER

    If the Contract is owned by a sole Owner who dies prior to the Income Date, the Beneficiary will be paid the Death Benefit. The sole Owner's estate will be the Beneficiary if no Beneficiary designation is in effect, or if the designated Beneficiary has predeceased the Owner. Any Death Benefit will be paid to the Beneficiary either in one sum or under one of the payment options of the Contract. If the Company does not receive Death Benefit payment instructions within sixty (60) days of receipt of satisfactory proof of death, it reserves the right to make payment of the Death Benefit in a lump sum.

    Payments must be completed by December 31 of the fifth calendar year following the year of the Owner's death, except that, if the Beneficiary is an individual and so elects, the payments may be made (i) over the life of the Beneficiary or (ii) according to a fixed schedule which does not extend beyond the life expectancy of the Beneficiary.

    If an Owner dies on or after the Income Date, any payments that remain to be made must be made at least as rapidly as under the Income Payment Option in effect on the date of the Owner's death.

    DEATH OF ANNUITANT

    If the Annuitant dies prior to the Income Date, and a Contingent Annuitant has been named, the Contingent Annuitant becomes the Annuitant (unless the Owner is not an individual, in which case the Death Benefit becomes payable). If there is no Contingent Annuitant when the Annuitant dies prior to the Income Date, the Owner will become the Annuitant. The Owner may designate a new Annuitant within 60 days of the death of the Annuitant.

    If there is no Contingent Annuitant when the Annuitant dies prior to the Income Date and the Owner is not a natural person, the Beneficiary will be paid the Death Benefit then due. The Beneficiary will be as provided in the Beneficiary designation then in effect. If no Beneficiary designation is in effect, or if there is no designated Beneficiary living, the Owner will be the Beneficiary. If the Annuitant was the sole Owner and there is no Beneficiary designation, the Annuitant's estate will be the Beneficiary.

    Regardless of whether a Death Benefit is payable, if the Annuitant dies and any Owner is not a natural person, such death will be subject to distribution rules imposed by Federal tax law

    If the Annuitant dies after the Income Date, the benefits, if any, remaining to be paid will depend upon the income payment option in effect. See "Income Payment Options."

                                    CHARGES

    All charges under the Contract are described below.

PREMIUM TAXES

    Certain states or other governmental entities impose premium taxes, with rates that range up to as much as 3.5% of the Purchase Payment. Some states assess the tax at the time Purchase Payments are made, and others assess at the time annuity payments begin. The Company will pay the premium tax at the time imposed by applicable law. The Company reserves the right to deduct for the tax, however, at the time the tax is paid, at the time the Contract is surrendered or amounts are withdrawn, when the Death Benefit is paid or when the annuity payments begin.

OTHER TAXES

    The Company reserves the right to deduct the amount of certain taxes (other than premium taxes) that it may have to pay. See "Federal Income Tax Information."

ADMINISTRATIVE CHARGES

    The Company incurs costs in establishing and maintaining the Contracts, and in maintaining records and systems and issuing reports to Owners. The administrative charges discussed below have been established at the levels indicated to reimburse the Company for its expected actual costs of administering the Contracts over time.

    CONTRACT MAINTENANCE CHARGE

    On each Contract Anniversary before the Income Date, an annual Contract Maintenance Charge is deducted from the Contract Value of any Contract having a Contract Value of less than $50,000. The Contract Maintenance Charge is also deducted on any date not a Contract Anniversary on which the Owner fully surrenders the Contract, or on the Income Date. The Contract Maintenance Charge for the first ten Contract Years is $40. After the tenth Contract Anniversary the charge for any Contract having a Contract Value of less than $50,000 is the lesser of (a) $40 and (b) 0.14% of the Contract Value. This charge will be deducted by liquidating on a pro-rata basis Accumulation Units from all Sub-Accounts to which Contract Value is allocated and value from the Fixed Account. In states in which it has received regulatory approval, the Company may waive, reduce or eliminate the Contract Maintenance Charge for certain Qualified Contracts.

    CONTRACT ADMINISTRATION CHARGE

    On each Valuation Date, the Company deducts from the Accumulation Unit Value a Contract Administration Charge equal to a percentage of such value that is the daily equivalent of an effective annual rate of 0.15%. This charge is assessed only against the Sub-Accounts of the Variable Account and is not imposed against the portion, if any, of the Contract Value allocated to the Fixed Account.

MORTALITY AND EXPENSE RISK CHARGE

    As compensation for its assumption of mortality and expense risks, the Company deducts from the Accumulation Unit Value a Mortality and Expense Risk Charge equal to a percentage of such value that is determined by the Death Benefit Option selected by the Owner. If the Owner selects the Standard Death Benefit, the charge is 1.20% of the assets in the respective Sub-Accounts. If the Owner selects one of the other Death Benefit Options, the charge will be 1.30% for the Annual Step-Up Death Benefit and 1.40% for the 6% Accumulating Death Benefit. This charge is not imposed against any portion of the Contract Value allocated to the Fixed Account. The Company bears a "MORTALITY RISK" because the Company is taking the risk that its actuarial estimate of mortality rates may prove inaccurate. This would result if the Owner lives longer than expected, or if the Owner dies prior to the Income Date at a time when the Death Benefit guaranteed by the Company is higher than the Contract Value. The Company bears an "EXPENSE RISK" because the costs of issuing and administering Contracts may be greater than expected when setting the administrative charges. Of the total charge, 0.35% is for assuming the expense risk and the balance, ranging from 0.85% to 1.05%, is for assuming the mortality risk. The Company may realize a gain from the charge for these risks to the extent that the charge is not needed to provide for benefits and expenses under the Contracts.

    If the Surrender Charge is insufficient to cover the distribution expenses of the Contracts, the deficiency will be met from the Company's general account, including amounts derived from the Mortality and Expense Risk Charge.

SURRENDER CHARGE

    SURRENDERS AND WITHDRAWALS. Since no deduction for a sales charge is made from the Purchase Payments, a Surrender Charge is imposed on certain surrenders and partial withdrawals to cover expenses relating to the promotion, sale and distribution of the Contracts. The Surrender Charge is assessed on each Purchase Payment (except for certain "free" amounts described below) from which amounts are being withdrawn and is based upon the number of years since the Purchase Payment was received. For purposes of computing the Surrender Charge (except for systematic withdrawals of future earnings only), amounts will be deemed to be withdrawn from Purchase Payments first, and in the order they were received, before any amounts in excess of Purchase Payments are withdrawn from the Contract Value. To the extent permitted by applicable law, no Surrender Charge shall be assessed (i) at the death of the Owner, or (ii) if, at the time of withdrawal, the Owner or the Annuitant has been confined to a long-term care facility or hospital (as defined in the Contract) for at least 30 days or (iii) with respect to Contracts in 403(b) plans, in the event of a disability (as defined by the Social Security Administration) of the Owner/Annuitant, hardship (as defined in the plan) of the Owner/Annuitant or any required minimum distributions.

    The Surrender Charge applies to Purchase Payments (except for certain "free" amounts described below) as follows:

                      SURRENDER CHARGE AS
COMPLETED YEARS          PERCENTAGE OF
  FROM DATE OF        AMOUNT OF PURCHASE
PURCHASE PAYMENT       PAYMENT WITHDRAWN
----------------  ---------------------------
   less than 1                    8%
             1                    7%
             2                    6%
             3                    5%
             4                    4%
             5                    2%
             6                    1%
   7 and later                    0%

    The Company reserves the right to reduce or eliminate the Surrender Charge when Contracts are sold to a trustee, employer or similar entity pursuant to a retirement plan or when Contracts are otherwise sold to a group such that the Company saves sales expenses (except in states where such reduction or elimination is prohibited). Whether the Surrender Charge will be reduced or eliminated depends upon a number of factors, including the size of the group, the total amount of Purchase Payments received from the group and the manner in which they are made, the type of plan involved, the costs to the Company of distribution and other circumstances, all as evaluated at the sole discretion of the Company. In no event will reduction or elimination of the Surrender Charge be permitted where such reduction or elimination will unfairly discriminate against any person or where prohibited by state law.

    ANNUITIZATION (COMMENCEMENT OF ANNUITY PAYMENTS). A Surrender Charge is also imposed if annuity payments begin during the first seven Contract Years. However, if the Contract Owner elects an Income Date that is at least two years after the Contract Date and selects a payout plan with at least five years of level payments, the Surrender Charge will be waived. If the Owner later (but within seven years after the last Purchase Payment) elects, where permitted, to take the commuted value of the remaining payments, a Surrender Charge will be imposed at the rates shown in the above table, calculated as of the date of commutation.

    "FREE" AMOUNTS. Any Purchase Payments received more than seven years prior to the withdrawal (less any amounts previously withdrawn) may be withdrawn free of any Surrender Charge. In addition, for Purchase Payments that have been in the Contract for less than eight years, the Owner may withdraw, without a Surrender Charge, up to 10% of the Contract Value. This free withdrawal privilege is non-cumulative and is available each Contract Year. Free withdrawal amounts are deemed withdrawn on a first-in, first-out basis; that is, withdrawals are deemed to come from the oldest Purchase Payments first. With respect to Contracts owned by charitable remainder trusts, the Contract Owner may, in states where regulatory approval has been received, withdraw without Surrender Charge the amount by which the Contract Value at any given time exceeds the aggregate Purchase Payments.

EXPENSES OF VIT PORTFOLIOS AND SAT PORTFOLIOS; EXPENSE CAPS

    Each VIT Portfolio and each SAT Portfolio incurs various operating expenses. For the VIT Portfolios these expenses are more fully described in the prospectus for the VIT Portfolios. For the Growth & Income and Bond Portfolios, they are described in Part II of this Prospectus. All such expenses are borne indirectly by Owners in that they reduce the net asset value of the Portfolios.

    Under Sponsor Agreements with the VI Trust and the SA Trust, the Sponsor has agreed to reimburse each Portfolio for the amounts by which total operating expenses, on an annual basis, exceed the following percentages of the average daily net assets of the various Portfolios:

VI TRUST
---------------------------------------------------------------------------------------
Emerging Growth Portfolio..............................................................       1.15%
International Equity Portfolio.........................................................       1.25%
Balanced Portfolio.....................................................................       0.90%
Income Opportunity Portfolio...........................................................       0.85%
Standby Income Portfolio...............................................................       0.50%


SA TRUST
---------------------------------------------------------------------------------------
Growth & Income Portfolio..............................................................       0.85%
Bond Portfolio.........................................................................       0.75%

    Operating expenses, for purposes of expense reimbursement, include fees of the Advisor, fees of the Administrator, amortization of organizational expenses, legal and accounting fees and Sponsor fees, but do not include interest, taxes, brokerage commissions and other portfolio transaction expenses, capital expenditures and extraordinary expenses. The Sponsor Agreements may be terminated by the Sponsor as of the end of any calendar quarter after December 31, 1998 upon not less than 30 days prior written notice. The Sponsor's agreement to reimburse a Portfolio also terminates as to a Portfolio if the Sponsor ceases to be the investment advisor to that Portfolio. See "Sponsor." Under the Sponsor Agreements, the Sponsor is entitled to an annual fee of 0.20% of average daily net assets, but the Sponsor has waived such fees through April 30, 1999.

                               OTHER INFORMATION

DISTRIBUTION OF THE CONTRACTS

    Contracts are distributed through Touchstone Securities, Inc. (the "DISTRIBUTOR"), which is a wholly-owned subsidiary of IFS Financial Services, Inc. ("IFS"), in turn a wholly-owned subsidiary of the Company. The principal business address of the Distributor is 311 Pike Street, Cincinnati, Ohio 45202. The Distributor will pay sales commissions to those individuals or entities who sell the Contracts. Commissions may be calculated as a percentage of the Purchase Payments received or as a trail commission that is determined as a percentage of the Contract Value. In addition, under certain circumstances the Distributor may pay production bonuses which take into account, among other things, the total Purchase Payments that have been made under Contracts associated with the broker-dealer. Additional payments may be made for other services not directly related to the sale of the Contracts. These expenses are not passed on to the Owner of the Contract except to the extent absorbed by any Mortality and Expense Risk Charges or by Surrender Charges on Purchase Payments withdrawn during the first seven years following their receipt. See "Surrender Charge" and "Mortality and Expense Risk Charge."

STATEMENTS TO CONTRACT OWNERS

    Prior to the Income Date, a confirmation of each Purchase Payment and certain other transactions, such as transfers and partial withdrawals, will be sent to the Owner.

    At least once in each Contract Year prior to the Income Date, each Owner will be sent a statement that includes the Variable Account Value and the Fixed Account Value as of a date not more than four months prior to the mailing date of such statement. Each Owner whose Contract Value is measured in any part by Accumulation Units in the Variable Account also will receive semiannual reports containing financial statements for the Separate Account 1. At least one such report in each year will be accompanied by a list of portfolio securities of each of the Portfolios underlying the Sub-Accounts and any other information required by applicable law or regulation.

ADJUSTMENT OF UNITS AND VALUES

    The Company reserves the right to change the number and value of the Accumulation Units credited to any Contract, without the consent of the Owner or any other person, provided strict equity is preserved and the change does not otherwise affect the benefits, provisions or investment return of the Contract.

VOTING RIGHTS

    Prior to the Income Date the Company will vote shares of each VIT Portfolio and the interest in each SAT Portfolio owned by the Variable Account according to instructions received from Owners whose Contract Value includes Accumulation Units in the Variable Account. However, if the 1940 Act or any related regulations or interpretations should change and the Company decides it may be permitted to vote shares (or interests) of the Portfolios in its own right, it may do so.

    Persons entitled to give voting instructions will be determined as of the record date for meetings of shareholders of any or all of the Portfolios. Prior to the Income Date, the Owner has the right to direct the vote by the Company at such meetings of that portion of the shares of any VIT Portfolio (or interest in any SAT Portfolio) held in the Sub-Account that is attributable to the Owner's Contract.

    The Company calculates that portion of the shares (interest, in the case of the SA Trust) in the Portfolio that the Owner may direct the Company to vote by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of shares (interest, in the case of the SA Trust) attributable to such Sub-Account as of the record date. Fractional votes will be counted. The Company reserves the right to modify the manner in which it calculates the weight given to voting instructions where such change is necessary to comply with then-current federal regulations or interpretations of those regulations.

    The Company will determine 90 days or less before the applicable meeting the number of shares in each VIT Portfolio (or, in the case of the SA Trust, the portion of the interest in each SAT Portfolio) that each Contract Owner can instruct the Company to vote. At least 14 days before such meeting, the Company will mail such person materials enabling him or her to instruct the Company how to vote.

    If voting instructions are not received from an Owner, the Company will vote the shares of the VI Trust (or interest in the SAT Portfolio) attributable to such Owner in the same proportion as the voting instructions which are received from other Contract Owners. The Company also will vote shares or interest it holds in the Sub-Accounts that are not attributable to Contract Owners in the same manner. Under certain circumstances, the Company may be required by state regulatory authorities to disregard voting instructions. This could happen if such instructions would change the sub-classification or investment objectives of the Portfolios, or result in approval or disapproval of an investment advisory contract.

    Under federal regulations, the Company also may disregard instructions to vote for Owner-initiated changes in investment policies or the investment advisor if the Company disapproves of the proposed changes. The Company would disapprove of a proposed change only if it were contrary to state law, prohibited by state regulatory authorities or if the Company concluded that the change would result in overspeculative or unsound investment practices. If the Company disregards voting instructions, it will include a summary of its actions in the next report to Contract Owners.

SUBSTITUTED SECURITIES

    Shares of the VIT Portfolios or interests in the SAT Portfolios may not always be available for purchase by the Sub-Accounts of the Variable Account, or the Company may decide that further investment in any such shares or interest or in any such Portfolios is no longer appropriate in view of the purposes of the Variable Account. In either event, shares of or an interest in another open-end investment company or unit investment trust may be substituted both for the Portfolio shares or interest already purchased by the corresponding Sub-Accounts and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission. In the event of any substitution pursuant to this provision, the Company may make an appropriate endorsement to the Contract to reflect the substitution.

                           OTHER CONTRACT PROVISIONS

MISSTATEMENT OF AGE OR SEX

    If the age or sex of the Annuitant is misstated to the Company, the Company will change any benefits under the Contract to those which the proceeds would have purchased had the correct age and sex been stated. If the misstatement is not discovered until after annuity payments have started, any overpayments will be charged, with compound interest, against subsequent payments. Any amount the Company owes as the result of underpayments will be paid, with compound interest, in a lump sum.

ASSIGNMENT

    An Owner may assign a Non-Qualified Contract in writing, but may not assign a Qualified Contract except as may be allowed under applicable law and the documents governing the plan. The Company will not be bound by any assignment until written notice of the assignment is received and recorded at the Special Markets Service Center. The rights of the Owner and any Beneficiary will be affected by an assignment, and the Company disclaims any responsibility for the validity or tax consequences of any assignment.

LOANS

    Loans may be permitted under Qualified Contracts purchased by the Company in connection with a plan established under Section 403(b). Plan documents also must permit such loans. Loans are not permitted under any other type of Contract.

NO DIVIDENDS

    The Contracts are "non-participating." That means that they do not provide for dividends. Investment results under the Contracts are reflected in benefits.

                         FEDERAL INCOME TAX INFORMATION

    PROSPECTIVE OWNERS SHOULD CONSULT THEIR OWN TAX ADVISORS PRIOR TO PURCHASING A CONTRACT.

    THE FOLLOWING DISCUSSION IS NOT INTENDED AND SHOULD NOT BE RELIED UPON AS TAX ADVICE, BUT MERELY AS A SYNOPSIS OF CERTAIN FEDERAL INCOME TAX LAWS. ALTHOUGH THE FOLLOWING DISCUSSION IS BASED UPON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS CURRENTLY INTERPRETED, THERE IS NO GUARANTEE THAT THOSE LAWS AND INTERPRETATIONS WILL NOT CHANGE. THE DISCUSSION DOES NOT TAKE INTO ACCOUNT STATE OR LOCAL TAX LAWS WHICH MAY AFFECT THE PURCHASE OF A CONTRACT OR THE BENEFITS PAID OUT UNDER A CONTRACT, AND DOES NOT CONSIDER FEDERAL ESTATE AND GIFT TAXES AND STATE AND LOCAL ESTATE, INHERITANCE AND OTHER SIMILAR TAXES WHICH WILL DEPEND UPON THE INDIVIDUAL SITUATION OF EACH OWNER OR BENEFICIARY.

QUALIFICATION AS AN "ANNUITY CONTRACT"

    The following discussion is based upon the Company's assumption that the Contract will be treated as an "annuity contract" under the Code. The Company does not guarantee the tax status of any Contract. A purchaser bears the complete risk that the Contract may not be treated as an "annuity contract" under federal income tax laws. Disqualification of the Contract as an annuity contract generally would result in imposition of federal income tax to the Owner with respect to yearly earnings allocable to the Contract prior to the receipt of payments under the Contract.

    DIVERSIFICATION

    Section 817(h) of the Code imposes certain diversification standards on the underlying assets of all variable annuity contracts. The Code generally provides that a variable contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("TREASURY DEPARTMENT"), adequately diversified. The Code contains a safe harbor provision which provides that variable contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards prescribed elsewhere in the Code for an entity to be classified as a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

    In March 1989, the Treasury Department issued regulations (Treas. Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios such as the Portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described in Section 817(h) of the Code. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the investment portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the investment portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the investment portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the investment portfolio is represented by any four investments.

    The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States Government agency or instrumentality shall be treated as a separate issuer."

    The Variable Account, through each of the VIT Portfolios and each of the SAT Portfolios, intends to comply with the diversification requirements of the Code and the regulations. The Advisor has agreed to manage the Portfolios so as to comply with such requirements.

    EXCESSIVE CONTROL

    The Treasury Department has from time to time suggested that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investments underlying the contract (i.e., by being able to transfer values among Sub-Accounts with only limited restrictions). If a variable contract is not treated as an annuity contract, the owner of such contract would be considered the owner of the assets of a separate account, and income and gains from that account would be included each year in the owner's gross income. No such guidelines have been issued to date.

    The issuance of such guidelines, or regulations or rulings dealing with excessive control issues, might require the Company to impose limitations on an Owner's right to transfer all or part of the Contract Value among the Sub-Accounts and the Fixed Account or to make other changes in the Contract as necessary to attempt to prevent an Owner from being considered the owner of any assets of the Variable Account. The Company therefore reserves the right to make such changes. It is not known whether any such guidelines, regulations or rulings, if adopted, would have retroactive effect.

    REQUIRED DISTRIBUTIONS

    Additionally, in order to qualify as an annuity contract under the Code, a Non-Qualified Contract must meet certain requirements regarding distributions in the event of the death of the Owner. In general, if the Owner dies before the entire value of the Contract is distributed, the remaining value of the Contract must be distributed according to provisions of the Code. Upon the death of an Owner prior to commencement of annuity payments, the amounts accumulated under a Contract must be distributed within five years, or, if distributions to a designated beneficiary within the meaning of Section 72 of the Code (a "DESIGNATED BENEFICIARY") begin within one year of the Owner's death, distributions are permitted over a period not extending beyond the life (or life expectancy) of the designated beneficiary. The above rules are modified if the designated beneficiary is the surviving spouse. The surviving spouse is not required to take distributions from the Contract under the above rules as a beneficiary and may continue the Contract and take distributions under the above rules as if the surviving spouse was the original Owner. If distributions have begun prior to the death of the Owner, such distributions must continue at least as rapidly as under the method in effect at the date of the Owner's death (unless the method in effect provides that payments cease at the death of the Owner).

    For Qualified Contracts issued in connection with tax-qualified plans and individual retirement annuities, the plan documents and rules will determine mandatory distribution rules. However, under the Code, distributions from Contracts issued under Qualified Plans (other than individual retirement annuities and certain governmental or church-sponsored Qualified Plans) for employees who are not 5% owners of the sponsoring employer generally must commence no later than April 1 of the calendar year following the calendar year in which the employee terminates employment or reaches age 70 1/2, whichever is later, and such distributions must be made over a period that does not exceed the life expectancy of the employee or the joint and last survivor life expectancy of the employee and a designated beneficiary. Distributions from Contracts issued under individual retirement annuities or to 5% owners of the sponsoring employer from Contracts issued under Qualified Plans (other than certain governmental or church-sponsored Qualified Plans) must commence by April 1 of the calendar year after the calendar year in which the individuals reach age 70 1/2 even if they have not terminated employment. A penalty tax of 50% is imposed on any amount by which the required minimum distribution in any year exceeds the amount actually distributed.

    If the Contract is a Qualified Contract issued in connection with an individual retirement annuity, a SIMPLE account, or a plan which qualifies under Sections 403(b), 408 or 457 of the Code, the Company will send a notice to the Owner when the Annuitant reaches age 70 1/2. The notice will summarize the required minimum distribution rules and advise the Owner of the date that such distributions must begin from the Qualified Contract or other individual retirement annuities of the Owner. The Owner has sole responsibility for requesting distributions under the Qualified Contract or other individual retirement annuities that will satisfy the minimum distribution rules. In the case of a distribution from a Contract issued under a Qualified Plan which qualifies under Section 401 of the Code, the Company will not send a notice when the Annuitant reaches age 70 1/2, and the Owner (or the employer sponsoring the Qualified Plan) has sole responsibility for requesting distributions under the Qualified Contract that will satisfy the minimum distribution rules.

    MULTIPLE CONTRACTS

    The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including accelerated taxation of the gain deemed distributed from such combination of contracts. Owners should consult a tax advisor prior to purchasing more than one non-qualified annuity contract in any calendar year period.

FEDERAL INCOME TAXATION
    GENERAL

    The Company is taxed as a life insurance company under the Code. For federal income tax purposes, neither Separate Account 1 nor the Variable Account is a separate entity from the Company and their operations form a part of the Company.

    Section 72 of the Code governs taxation of annuities in general. Except as described below for Owners who are not natural persons, an Owner is not taxed on increases in the value of the Contract when those increases occur. Instead, an Owner is taxed only when distribution occurs, either in the form of a lump sum payment or as annuity payments under the payout plan selected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the sum of the Purchase Payments, while for a Qualified Contract there may be no cost basis in the Contract within the meaning of Section 72 of the Code. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

    For annuity payments from Non-Qualified Contracts, a fixed portion of each payment is excludable from gross income as a tax-free recovery of the Owner's Purchase Payments (if any), and the balance is taxed at ordinary income tax rates. The excludable portion can be determined by dividing (i) the Owner's Purchase Payments (in the case of Non-Qualified Contracts only, as adjusted for any period-certain or refund guarantee), less any withdrawals from those Purchase Payments, by (ii) the number of years over which it is anticipated that the annuity will be paid. The method of determining the number of years over which payments are anticipated is different for Qualified and Non-Qualified Contracts. If annuity payments continue beyond the anticipated number of years, such payments will be fully taxable.

    Owners who are not natural persons generally must include in income any increase in the excess of the Contract's Value over the "investment in the contract" during the taxable year. As a result, Contracts used in connection with unfunded deferred compensation plans of private employers (sometimes called "top hat" plans) generally are currently subject to income tax on such increase in value. There are some exceptions to this rule, including an exception for Contracts owned by certain tax-qualified plans. A prospective Owner that is not a natural person may wish to discuss availability of these exceptions with its own tax advisor.

    Annuity payments or other amounts received under all Contracts are subject to income tax withholding under the Code unless the recipient elects not to have taxes withheld. However, annuity payments to former employees under deferred compensation plans pursuant to Section 457 of the Code are subject to income tax withholding as if such payments are wages. Amounts so withheld will vary among recipients depending upon the tax status of the recipient and the type of payment.

    Owners, Annuitants and Beneficiaries under the Contracts should seek financial advice about the tax consequences of any withdrawals or other distributions.

    TAX TREATMENT OF ASSIGNMENTS

    An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult their tax advisors should they wish to assign their Contracts.

    TAX TREATMENT OF WITHDRAWALS -- NON-QUALIFIED CONTRACTS

    Section 72 of the Code governs treatment of all payments (including withdrawals of Contract Value) from annuity contracts. Applied to a Contract, it provides that if the Contract Value exceeds the aggregate Purchase Payments made, any payment that is not received as an annuity payment will be treated as coming first from earnings and then, only after the earnings portion is exhausted, as coming from the principal. If the Contract contains investments in the Contract made prior to August 14, 1982, special taxation rules apply to such withdrawals and related earnings. These special rules provide that any amount withdrawn that is not received as an annuity payment will be treated as coming first from principal and then, only after the principal portion is exhausted, as coming from earnings. Withdrawn earnings are includable in gross income.

    Section 72 further provides that a ten percent (10%) penalty will apply to the income portion of amounts received other than: (a) on or after the date the taxpayer reaches age 59 1/2; (b) on or after the death of the Contract Owner;
(c) if the taxpayer is totally disabled (as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the joint annuitant; (e) from a Contract issued under a plan that qualifies for favorable federal income tax treatment under Sections 401(a), 403(a), or 403(b) of the Code or that is an individual retirement account or individual retirement annuity; (f) amounts attributable to investment in the Contract prior to August 14, 1982; (g) from a Contract that is issued under a Qualified Plan; (h) under an immediate annuity within the meaning of Code Section 72(u)(4); or (i) which is purchased by an employer upon termination of a plan described in Section 401(a) or 403(a) of the Code and is held by the employer until the employee separates from service (some of the above exceptions may not apply to Contracts issued as Non-Qualified Contracts).

    The above paragraph does not apply to Qualified Contracts. However, separate withdrawal restrictions and tax penalties and restrictions may apply to such Qualified Contracts. See "Tax Treatment of Withdrawals -- Qualified Contracts."

    QUALIFIED CONTRACTS AND QUALIFIED PLANS

    The Qualified Contracts offered by this Prospectus are designed to be suitable for use under various types of plans which qualify under Sections 401, 403(b) or 408 of the Code ("QUALIFIED PLANS") and under plans which qualify under Section 457 of the Code. Because of the minimum purchase payment requirements, such Contracts may not be appropriate for some retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan.

    Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan usually are subject to the terms and conditions of such plan regardless of the terms and conditions of Qualified Contracts issued pursuant to such plan. Although the Company provides administration for Qualified Contracts, it does not provide administrative support for Qualified Plans. Qualified Contracts may include special provisions restricting Contract provisions that may otherwise be available and described in this Prospectus. Generally, Qualified Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. See "Tax Treatment of Withdrawals -- Qualified Contracts."

    On July 8, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Accordingly, Contracts sold by the Company in connection with Qualified Plans (excluding individual retirement annuities) will utilize annuity tables which do not differentiate on the basis of sex.

    The following are general descriptions of the types of Qualified Plans with which the Qualified Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are complex, change frequently and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain tax advice prior to purchasing a Contract issued under a Qualified Plan.

    SECTION 401 QUALIFIED PENSION OR PROFIT-SHARING PLANS

    Section 401 of the Code permits self-employed individuals (which includes persons conducting a trade or business through a partnership) to establish various types of Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Section 401 of the Code also permits corporate employers and certain non-profit organizations to establish various types of Qualified Plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plans. Permissible contributions to such plans for the benefit of such persons will not be includable in the gross income of such persons for federal income tax purposes until distributed from the plans.

    The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all such plans including on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. See "Tax Treatment of Withdrawals -- Qualified Contracts" and "Tax Sheltered Annuities -- Withdrawal Limitations."

    SECTION 403(B) PLANS

    Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of employees for federal income tax purposes until the employees receive distributions from the Contracts. The amount of contributions to a tax-sheltered annuity is limited to certain maximums imposed by the Code. Contributions also may need to comply with nondiscrimination rules, which may further limit contributions for highly compensated employees. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions and withdrawals. See "Tax Treatment of Withdrawals -- Qualified Contracts."

    Section 403(b) Plans are qualified employer plans covered under Section 72(p) of the Code concerning loans from plans. Under the Contract, an Owner may, subject to certain requirements, receive loans from a Contract that is issued as a 403(b) tax sheltered annuity beginning 30 days after date of issue.

    LOANS FROM SECTION 403(B) PLANS

    With respect to Section 403(b) Plans, the Contract provides for loans that conform to the specific terms set forth in the Contract and Code Section 72(p). In general, the maximum amount and other terms and conditions of loans from a Contract are determined as though the Contract was a qualified plan covered under Title I of ERISA. Among other things, the Contract specifically requires that each such loan must be a minimum of $1,000 and that the maximum term for repayment of loans (other than residential purchase loans) is 5 years, at an interest rate comparable to that charged by commercial lenders for similar loans. Residential purchase loans may be repaid over a 15-year period.

    A Contract cannot be surrendered or annuitized while a Contract loan is outstanding, unless the Contract Value can be reduced by the outstanding loan balance plus interest and such reduction satisfies Section 403(b)(11) of the Code if applicable.

    INDIVIDUAL RETIREMENT ANNUITIES

    Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income for federal income tax purposes. Tax-deductible contributions to individual retirement annuities under Section 408(b) of the Code are limited to the lesser of $2,000 or 100% of compensation includable in federal taxable gross income for individuals who (i) are not

(and whose spouses are not) active participants in another tax-qualified retirement plan, (ii) are active participants in another such plan but are unmarried and have adjusted gross incomes of $25,000 or less, (iii) are active participants (or have spouses who are active participants) in another tax-qualified retirement plan but are married, file a joint tax return and have adjusted gross incomes of $40,000 or less, or (iv) are not active participants (even if they have spouses who are active participants) in another tax-qualified retirement plan but are married and file a separate federal income tax return. Individuals who are active participants in other retirement plans and whose adjusted gross income exceeds the above $25,000 or $40,000 limits, as applicable, by less than $10,000 are entitled to make deductible contributions in proportionately reduced amounts. Persons who are active participants in another qualified retirement plan, are married, file a separate federal income tax return, and have adjusted gross incomes of $10,000 or less are entitled to make deductible contributions in reduced amounts.

    Subject to the rules in the prior paragraph about persons who are active participants in other tax-qualified retirement plans, a deductible contribution also may be made to an IRA for a spouse who receives little or no compensation during the tax year such as a spouse who does not work outside the home (a "nonworking spouse"). The nonworking spouse must file a joint federal income tax return with his or her working spouse for the year to be eligible to contribute to an IRA. The maximum deductible contribution for the nonworking spouse is the lesser of $2,000 or the total of the compensation includable in the nonworking spouse's own federal taxable gross income (if any) plus the compensation includable in the federal taxable gross income of his or her working spouse minus the working spouse's IRA contribution for the year.

    An individual may make nondeductible contributions to an IRA equal to $2,000 minus the limit on deductible contributions to an IRA with respect to that individual for the year.

    Under certain conditions, distributions from other individual retirement accounts, individual retirement annuities or Qualified Plans may be rolled over or transferred to an IRA on a tax-deferred basis. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. See "Tax Treatment of Withdrawals -- Qualified Contracts." Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain tax advice as to the tax treatment and suitability of such an investment.

    SIMPLIFIED EMPLOYEE PENSION PLANS

    Employers may establish what is known as a simplified employee pension plan ("SEP") under Section 408(k) of the Code. Employer contributions to a SEP can be invested in an individual retirement annuity selected by a participant in the SEP. Contributions generally must be made as a uniform percentage of employee compensation and are excluded from gross income of the employee for federal income tax purposes. Employer contributions to a SEP cannot exceed the lesser of $30,000 or 15% of an employee's eligible compensation (which may not exceed $160,000 for the year 1997, indexed to reflect certain cost-of-living changes for 1998 and later years). The Code also permits employees of certain small employers to have SEP contributions made on the basis of salary reduction if the SEP was established as a salary reduction SEP no later than December 31, 1996. Such salary reduction contributions may not exceed $9,500, indexed annually for inflation.

    The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all such plans including on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation, and the tax treatment of distributions, withdrawals and surrenders. See "Tax Treatment of Withdrawals -- Qualified Contracts."

    SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE)

    Employers which establish Savings Incentive Match Plans for Employees ("SIMPLE" IRAs) under Section 408(p) of the Code may make employee salary deferral contributions and employer contributions to individual retirement annuities established for the eligible employees. Employees who have earned or expect to earn $5,000 or more annually may defer the lesser of $6,000 or 100% of earned income through a salary deferral arrangement. Employee salary deferrals are not includable in the employee's federal taxable gross income. The employer must make a company contribution based on one of two schedules. The schedules are either a dollar for dollar matching contribution for all employees who make salary deferral contributions based on the employee's salary deferral up to a maximum of 3% of the employee's compensation, or a 2% nonelective contribution for all eligible employees based on compensation (which may not exceed $160,000 for 1997). Employers sponsoring SIMPLE IRAs may not maintain other qualified retirement plans.

    The Code places certain limitations and restrictions on these plans including: manner and timing of contributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; tax treatment of distributions, withdrawals and surrenders; frequency of notification and eligibility to participate; and annual employee reporting. See "Tax Treatment of Withdrawals -- Qualified Contracts."

    SECTION 457 -- DEFERRED COMPENSATION PLANS

    Under Section 457 of the Code, governmental and certain other tax exempt employers may establish deferred compensation plans for the benefit of their employees and may purchase annuity contracts in connection with those plans. Under such plans, contributions made for the benefit of the employees will not be includable in the employees' gross income for federal income tax purposes until distributed from the Plan. If the program is considered an "eligible deferred compensation plan" under the Code, an individual generally may contribute, on a tax-deferred basis, the lesser of $7,500 or 33 1/3% of gross income from the employer, reduced by amounts excluded from income under Sections 403(b) (tax sheltered annuities), 402(e)(3) (elective salary deferrals under Sections 401(k) or 403(b) plans), 402(h)(1)(B) (elective salary deferrals under Simplified Employee Pensions) or 402(k) (SIMPLE IRAs) of the Code or for which a deduction is allowed under Section 501(c)(18) (for certain "employee pay-all" plans created before June 25, 1959) for the taxable year. Amounts so deferred may be used by the employer to purchase Contracts pursuant to this Prospectus.

    Under a Section 457 plan that is not a governmental plan, all the plan assets, including any Contract, must remain solely the property of the employer subject only to the claims of the employer's general creditors until such time as made available to the participant or beneficiary. The employee has no present rights or vested interest in the Contract and is entitled to payment only under the terms of the plan.

    Under a governmental Section 457 plan that is maintained by a state, a political subdivision of a state, or any agency or instrumentality of a state or political subdivision, all assets of a Section 457 plan must be held in a trust, a custodial account or an annuity contract for the exclusive benefit of participants and their beneficiaries.

    Distributions from such plans generally are not permitted prior to termination of employment except in cases of unforeseeable emergencies (as defined in Treas. Reg. Section 1.457-2(b)(4)).

    TAX TREATMENT OF WITHDRAWALS -- QUALIFIED CONTRACTS

    The discussion in the following paragraph applies to Qualified Plans other than IRAs. It does not apply to Section 457 plans.

    Distributions from Qualified Contracts purchased under Qualified Plans (but not from IRAs) that are "eligible rollover distributions" are subject to certain "direct rollover" and federal income tax withholding rules. The Qualified Plan is required to give the Contract Owner, Annuitant or Beneficiary (as applicable) the choice of having payments that are eligible rollover distributions paid either as (a) a "direct rollover" to an individual retirement account or an individual retirement annuity (an "INDIVIDUAL RETIREMENT ARRANGEMENT") or to certain other types of Qualified Plans, or (b) a payment to the Contract Owner, Annuitant or Beneficiary. Nonspouse Beneficiaries cannot elect direct rollovers. If a direct rollover is chosen, the payment will be made directly to the individual retirement arrangement or other Qualified Plan, and will not be subject to federal income tax in the year the direct rollover is made, but will be taxed later when it is taken out of the individual retirement arrangement or other Qualified Plan. If a payment to the Contract Owner, Annuitant or Beneficiary is chosen, he or she will receive only 80% of the payment because the Qualified Plan administrator is required to withhold 20% of the payment and send it to the Internal Revenue Service to be credited against federal income taxes. Also, the Contract Owner, Annuitant or Beneficiary will be taxed on the payment for the year it is made unless he or she rolls it over to an individual retirement arrangement or certain other types of Qualified Plans within 60 days of receiving the payment. Nonspouse Beneficiaries cannot make such rollovers. If the Contract Owner, Annuitant or Beneficiary wants to roll over 100% of a payment, he or she must find other funds to replace the 20% that was withheld. Distributions are not "eligible rollover distributions" and cannot be paid as a direct rollover if they represent the return of "after-tax" employee contributions, are part of a series of payments made for a period of ten years or more, to the extent the distributions are "required minimum distributions" that are made after age 70 1/2 and are required by law, or are made for certain other reasons. The administrator of the Qualified Plan will provide additional information about these tax rules when a distribution is made.

    Distributions from Qualified Contracts purchased under Qualified Plans that are not rolled over to an individual retirement arrangement or another Qualified Plan (or are not eligible to be rolled over) are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions. If an employee or the Beneficiary receives from a Qualified Plan (not including distributions from an individual retirement account, individual retirement annuity or tax-sheltered annuity) a "lump sum distribution" as defined in
Section 402(d)(4) of the Code, the taxable portion of the distribution may be subject to special tax treatment. For most individuals receiving lump sum distributions after age 59 1/2 and on or before December 31, 1999, the tax rate may be determined under five-year income averaging provisions of the Code. Those who reached age 50 on or before January 1, 1986 instead may elect to use a ten-year income averaging. In addition, such individuals may elect capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974.

    Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from Qualified Plans and IRAs, including Contracts issued in connection with plans that are qualified under Code Sections 401, 403(b), 408(a) and 408(b). To the extent amounts are not includable in gross income because they have been properly rolled over (as direct rollovers or as rollovers of other payments) to an individual retirement arrangement or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) distributions made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (disability is defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and the designated beneficiary (provided that if the Qualified Plan is other than an IRA, distributions do not begin before the Contract Owner or Annuitant separates from service); (d) for Qualified Plans other than IRAs, distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after attaining age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) for Qualified Plans other than IRAs, distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions to unemployed individuals for health insurance premiums under certain conditions.

    Distributions from a Qualified Contract issued in connection with a Qualified Plan or an IRA generally must commence by April 1 of the calendar year after the calendar year in which the Contract Owner or Annuitant reaches age
70 1/2 (or, if later, by April 1 of the calendar year after the calendar year in which he or she terminates employment in the case of a Qualified Plan but not in the case of an IRA), and must be made in minimum annual amounts determined under rules issued pursuant to the Internal Revenue Code. See "Required Distributions." Distributions from a Qualified Contract issued in connection with an IRA and distributions to 5% owners of the sponsoring employer from Contracts issued under Qualified Plans (other than certain governmental or church-sponsored Qualified Plans) must commence by April 1 of the calendar year after the calendar year in which the Contract Owner or Annuitant reaches age
70 1/2, even if he or she has not terminated employment.

    Other rules apply to a Qualified Contract issued in connection with a Qualified Plan or an IRA to determine when and how required minimum distributions must be made in the event of the death of the Contract Owner or Annuitant. The plan or IRA documents will contain such rules. In addition, if the Contract Owner's or Annuitant's surviving spouse is the beneficiary of the interest in the Qualified Plan or the IRA, the surviving spouse may be able to elect to defer the commencement of distributions past the commencement date that otherwise would apply, to roll over a distribution to the surviving spouse's own individual retirement arrangement or to treat an IRA as his or her own.

    Distributions from a Contract issued in connection with a Section 457 Plan generally must meet the same rules as distributions from Qualified Plans. See "Required Distributions." However, in the case of a distribution from such a Contract which does not begin before the death of the Contract Owner or Annuitant, distributions must be made over a period not exceeding fifteen years (or the life expectancy of the surviving spouse if that spouse is the beneficiary).

    Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA or another Qualified Plan. Persons seeking to roll over distributions in such a manner should obtain tax advice as to the limitations imposed by the Code on such rollovers.

    Because contributions to a SIMPLE IRA are placed in individual retirement annuities, many of the IRA rules apply to SIMPLE IRAs. In addition, during the first two years after the individual first participates in any salary reduction arrangement that is part of a SIMPLE IRA, any amounts distributed from the SIMPLE IRA are subject to a 25% early withdrawal penalty imposed by the IRS unless the distributions are rolled over to another SIMPLE retirement account or unless one of the exceptions to the Section 72(t) tax, as discussed above, applies. During this first two year period, employees may transfer SIMPLE IRAs to other SIMPLE IRAs without a 25% early withdrawal penalty. Employees who have not reached age 59 1/2 and do not qualify for one of the exceptions to the
Section 72(t) tax must wait two years after first participating in the SIMPLE IRA before transferring employee and/or employer contributions to other IRAs or IRA rollover annuities under Section 408(d)(3). After the two-year period, the normal IRA rules regarding withdrawals apply to SIMPLE IRAs.

    TAX-SHELTERED ANNUITIES -- WITHDRAWAL LIMITATIONS

    Effective January 1, 1989, the Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only: (1) when the Owner attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions by the Owner and does not include any investment results. The limitations on withdrawals apply only to salary reduction contributions made after December 31, 1988 and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers between certain Qualified Plans. Owners should consult their own tax counsel or other tax advisor regarding any distributions.

                               LEGAL PROCEEDINGS

    There are no material legal proceedings, other than ordinary routine litigation incidental to the businesses of the Company, the Variable Account, the Distributor, the Advisor or IFS, to which any of these entities is a party or to which any of their respective property is subject.

                              FINANCIAL STATEMENTS

    Financial Statements of the Company may be found in the Statement of Additional Information, which may be obtained without charge by calling the Special Markets Service Center at 1-800-669-2796 (press 2).

              PART II -- DISCUSSION OF SELECT ADVISORS PORTFOLIOS
                                    SUMMARY

GENERAL

    Select Advisors Portfolios (the "SA TRUST") is a diversified, open-end management investment company which was organized as a trust under the laws of the State of New York on February 7, 1994. The SA Trust includes eight separate portfolios, two of which, the Growth & Income Portfolio and the Bond Portfolio (sometimes herein called the "SAT PORTFOLIOS"), are discussed in this Part II. Each of the SAT Portfolios has a different investment objective and different policies and practices:

    GROWTH & INCOME PORTFOLIO has an investment objective of long term capital appreciation and dividend income through investment primarily in common stocks of high quality companies.

    BOND PORTFOLIO has an investment objective of providing a high level of current income primarily through investment in investment grade bonds.

    The Growth & Income Portfolio and Bond Portfolio of the SA Trust, which are described in this Part II, may invest up to 5% and 35%, respectively, of their total assets in non-investment grade bonds. See "Growth & Income Portfolio," "Bond Portfolio" and "Medium and Lower Rated ("Junk Bonds") and Unrated Securities." For further information regarding the investment objectives, policies and restrictions of each of the SAT Portfolios, see "Investment Objectives, Policies and Restrictions."

RISKS

    There are certain risks associated with the investment policies of each SAT Portfolio. The value of a Sub-Account will fluctuate with the value of the underlying securities in the corresponding SAT Portfolio in which all of the Sub-Account's assets are invested. To the extent that a Portfolio invests in income securities, the market value of those securities will be affected by general changes in interest rates, which may result in either increases or decreases in the value of those securities. To the extent that a Portfolio invests in securities of non-U.S. issuers and foreign currencies, the Portfolio may face risks that are different from those associated with investment in domestic securities, including the effect of different economies, change in relative currency exchange rates, future political and economic developments, the possible imposition of exchange controls or other governmental confiscation or restrictions, and less availability of data on companies and the securities industry as well as less regulation of stock exchanges, brokers and issuers. For additional information, see "Investment Objectives, Policies and Restrictions" and "Risk Factors, Restrictions and Investment Techniques."

ADVISORS

    Each SAT Portfolio is managed by one or more Portfolio Advisors selected by the Board of Trustees of the SA Trust based on the recommendations of the Advisor. The Advisor is paid advisory fees for the general management of the SAT Portfolios. The Portfolio Advisors are paid fees by the Advisor to manage the assets of each of the SAT Portfolios. See "Management of the Portfolios."

    There can, of course, be no assurance that the investment objectives of the SAT Portfolios can be achieved. Except for certain investment restrictions designated as fundamental in this Prospectus or the Statement of Additional Information, the investment objectives and policies of any SAT Portfolio may be changed by the Trustees of the SA Trust without the approval of the investors in the respective Portfolio.

SUB-ACCOUNTS

    Each SAT Portfolio corresponds to a Sub-Account of the Variable Account. The investment objectives of each Sub-Account are the same as the investment objectives of its corresponding SAT Portfolio, and each Sub-Account invests the funds it receives from Contract Owners only in an interest in the corresponding SAT Portfolio.

    Contract Owners electing to allocate a portion of their Purchase Payments to the Variable Account acquire interests in the Sub-Account(s) which they select, and do not invest directly in the corresponding SAT Portfolios. Instead, Purchase Payments of Owners are allocated to the Sub-Accounts. Each Sub-Account, in turn, holds an interest in the corresponding SAT Portfolio. See "Purchase Payments." Similarly, Owners that surrender or make withdrawals from their Contracts do not directly redeem interests in the Portfolios. See "Surrenders and Partial Withdrawals."

    Although Owners who allocate all or any portion of their Purchase Payments to the various Sub-Accounts do not directly own interests in the SAT Portfolios or the SA Trust, they do have voting rights in certain circumstances. If at any time any Sub-Account is requested to vote on a matter regarding the corresponding SAT Portfolio, the Company will solicit the directions of each Owner who has allocated Contract Value to such Sub-Account and will cast the votes of the Sub-Account in accordance with the directions received from such Owners. See "Voting Rights."

OTHER INVESTORS

    Owners should be aware that each SAT Portfolio also receives investments from certain sub-accounts of other variable annuity contracts issued by Separate Account 1, and may also receive investments from other insurance company separate accounts of the Company or of other insurance companies. Owners should be aware that other investors in an SAT Portfolio could control the results of voting on any matter submitted to investors in that Portfolio. In certain instances, such as a change in an SAT Portfolio's fundamental policies, it might be advisable for the affected Sub-Account (subject to receipt of required approvals) to redeem its investment in the Portfolio. Substantial redemptions could result in that Portfolio effecting any such redemption by means of a distribution in kind of Portfolio securities. Any such distribution in kind could adversely affect the diversification and liquidity of the Sub-Accounts' investments. In addition, the Sub-Account could incur brokerage and other transaction costs in order to convert the resulting securities to cash.

    As is true with many investments generally, investors in the SAT Portfolios (including the Sub-Accounts) may be affected by the actions of other large or controlling investors. For example, the decision of a large investor to redeem its shares could result in higher operating expenses and a corresponding reduction in return. Large redemptions could, as well, cause a Sub-Account's holdings to become less diverse, resulting in increased risk.

                              FINANCIAL HIGHLIGHTS

    The following table shows ratios to average net assets and other financial data for each SAT Portfolio for the period indicated and was derived from financial statements audited by Coopers & Lybrand L.L.P., the SA Trust's independent accountants, whose report thereon appears in the SA Trust's Annual Report which is included in the SA Trust's Statement of Additional Information.

                                                              GROWTH & INCOME PORTFOLIO II          BOND PORTFOLIO II
                                                              -----------------------------   ------------------------------
FOR THE PERIOD ENDED DECEMBER 31,                               1996       1995     1994(a)     1996       1995     1994(a)
------------------------------------------------------------  --------   --------   -------   --------   --------   --------
Ratios and supplemental data (b):
  Net assets at end of period (000's).......................  $21,971    $13,894    $9,923    $14,979    $12,304    $10,104
Ratios to average net assets:
  Expenses..................................................     0.85%      0.85%     0.85%      0.75%      0.75%      0.75%
  Net investment income.....................................     1.07%      1.27%     2.06%      6.16%      6.91%      6.76%
  Expenses, without waiver and reimbursement................     1.71%      1.77%     2.94%      1.72%      1.58%      2.67%
Portfolio Turnover..........................................       69%        96%        0%        79%        80%         0%
Average commission rate(c)..................................  $0.0571                           --

------------------------
(a) The Portfolios commenced operations on November 21, 1994.

(b) Ratios are annualized. Portfolio turnover is not annualized.

(c) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged. This amount may vary between periods and funds depending on the volume and character of trades executed in various markets whose trading practices and commission rate structures may differ.

                INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

GROWTH & INCOME PORTFOLIO

    The investment objective of the Portfolio is long term capital appreciation and dividend income through investment primarily in a diversified portfolio of common stocks of high quality companies that, in the Portfolio Advisor's opinion, have above average growth potential at the time of purchase. In general, these securities are characterized as having above average dividend yields and below average price earnings ratios relative to the stock market in general, as measured by the S&P 500. Other factors, such as earnings and dividend growth prospects as well as industry outlook and market share, also are considered. Under normal conditions, at least 80% of the Portfolio's assets will be invested in common stocks and at least 65% of the Portfolio's assets will be invested in common stocks that, at the time of investment, will be expected to pay regular dividends.

    The Portfolio will generally invest a majority of its assets in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase, but may invest in securities of companies having various levels of market capitalization, including smaller companies whose securities may be more volatile and less liquid than securities issued by larger companies with higher levels of net worth. Investments will be in companies in various industries.

    The Portfolio may also invest up to 20% of its total assets in foreign securities, including securities of foreign issuers in the form of ADRs. The Portfolio may not invest more than 5% of its total assets in the securities of companies based in an emerging market. See "Foreign Securities."

    The Portfolio may invest under normal circumstances up to 20% of its total assets in preferred stock, convertible bonds and other fixed income instruments rated at least Baa by Moody's or BBB by S&P. The Portfolio may invest up to 5% of its total assets in bonds rated below Baa by Moody's or BBB by S&P (commonly known as "junk bonds"). See "Medium and Lower-Rated ("Junk Bonds") and Unrated Securities."

BOND PORTFOLIO

    The investment objective of the Portfolio is to provide high current income primarily through investments in investment grade bonds. Investment grade bonds are those rated at least Baa by Moody's or BBB by S&P or unrated bonds considered by the Portfolio Advisor to be of comparable quality. Under normal circumstances, at least 65% of the value of the Portfolio's total assets will be invested in bonds or debentures (as described in the first sentence of the next paragraph). The average maturity of the Portfolio will be between five and fifteen years. The average maturity of the Portfolio's holdings may be shortened in order to preserve capital if the Portfolio Advisor anticipates a rise in interest rates. Conversely, the maturity may be lengthened to maximize returns if interest rates are expected to decline.

    This Portfolio invests in U.S. Treasury obligations, corporate bonds, debentures, mortgage related securities issued by various governmental agencies, such as GNMA and government related organizations, such as FNMA and FHLMC, including collateralized mortgage obligations ("CMOs"), privately issued mortgage related securities (including CMOs), stripped U.S. Government and mortgage related securities, non-publicly registered securities, asset backed securities and Eurodollar certificates of deposit and Eurodollar bonds. It will also invest in preferred stock. No more than 60% of the Portfolio's total assets will be invested in mortgage related securities. The Portfolio will not invest in any bond rated lower than B by S&P or by Moody's. The Portfolio will invest less than 35% of its assets in U.S. or foreign non-investment grade (or "junk") bonds and preferred stock. High risk, lower quality debt securities are regarded as predominantly speculative with respect to the issuer's ability to pay interest and repay principal in accordance with the terms of the obligation. See "Medium and Lower-Rated ("Junk Bonds") and Unrated Securities." Up to 20% of the Portfolio's assets may be invested in fixed-income securities denominated in foreign currencies. These foreign securities must meet the same rating and quality standards as the Portfolio's U.S. dollar-denominated investments. See "Foreign Securities."

  SPECIAL INFORMATION CONCERNING HUB AND SPOKE-REGISTERED TRADEMARK- STRUCTURE

    The SA Trust is utilizing certain proprietary rights, know-how and financial services referred to as Hub and Spoke-Registered Trademark- from Signature Financial Group, Inc.

    The Growth & Income and Bond Sub-Accounts seek to achieve their investment objectives by investing all of their respective assets in the corresponding SAT Portfolio, each of which is a series of a separate registered investment company with the same investment objectives as the Sub-Account. In addition to selling an interest to the corresponding Sub-Account, each SAT Portfolio may sell interests to certain sub-accounts of other variable annuity contracts issued by Separate Account 1, and to other separate accounts of the Company or of other insurance companies. Such investors will invest in an SAT Portfolio on the same terms and conditions and will pay a proportionate share of that Portfolio's expenses. However, the other investors investing in the SAT Portfolio are not required to sell their shares at the same public offering price as the Sub-Account due to variations in sales commissions and other operating expenses. Therefore, Owners investing in either the Bond or Growth & Income Sub-Account should be aware that these differences may result in differences in returns experienced by investors in the different investment vehicles that invest in a Portfolio. Such differences in returns are also present in other mutual fund structures. Information concerning other holders of interests in an SAT Portfolio is available from the Distributor at (800) 669-2796 (press 3).

    The investment objective of an SAT Portfolio may also be changed without the approval of the investors in the Portfolio, but not without written notice thereof to the investors in the Portfolio (and notice by the corresponding Sub-Account to its Owners) thirty days prior to implementing the change. If there were a change in a Sub-Account's investment objective, Owners should consider whether the Sub-Account remains an appropriate investment in light of their then-current financial positions and needs. There can, of course, be no assurance that the investment objective of any SAT Portfolio will be achieved.

    Smaller investors in an SAT Portfolio may be materially affected by the actions of larger investors in the Portfolio. For example, if a larger investor withdraws from a Portfolio, the remaining investors may experience higher pro rata operating expenses, thereby producing lower returns. Additionally, a Portfolio may become less diverse, resulting in increased portfolio risk. (However, this possibility exists as well for traditionally structured investment vehicles which have large or institutional investors.) Also, investors with a greater pro rata ownership in an SAT Portfolio could have effective voting control of the operations of the Portfolio. Whenever a Sub-Account is requested to vote on matters pertaining to the corresponding Portfolio (other than a vote by the Sub-Account to continue the operation of the Portfolio upon the withdrawal of another investor in the Portfolio), the Company will hold a meeting of Owners investing in the Sub-Account and will cast all of its votes in the same proportion as the votes of these Owners. Owners who do not vote will not affect the Sub-Account's vote at the Portfolio meeting. The percentage of a Sub-Account's votes representing Owners not voting will be voted by the Company in the same proportion as the Sub-Account Owners who do, in fact, vote. Certain changes in a Portfolio's investment objective, policies or restrictions might cause a Sub-Account to withdraw its interest in an SAT Portfolio. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio). If securities are distributed, a Sub-Account could incur brokerage, tax or other charges in converting the securities to cash. In addition, the distribution in kind may result in a less diversified portfolio of investments or adversely affect the liquidity of a Sub-Account. Notwithstanding the above, there are other means for meeting shareholder redemption requests, such as borrowing.

    For more information about each Portfolio's policies, management and expenses, see "Investment Objectives, Policies and Restrictions," "Management of the Portfolios" and "Risk Factors, Restrictions and Investment Techniques." For more information about each Portfolio's investment restrictions, see the Statement of Additional Information.

                          MANAGEMENT OF THE PORTFOLIOS

GENERAL

    The business of the SA Trust is governed by a board of trustees (the "TRUSTEES" or "BOARD OF TRUSTEES") who are elected by a vote of the investors in the Portfolios. The Trustees exercise broad supervision over the affairs of the

SA Trust. They have retained the services of the Advisor, a subsidiary of IFS (in turn a subsidiary of the Company), under terms of an investment advisory agreement (the "ADVISORY AGREEMENT"), pursuant to which the Advisor has been engaged as investment advisor to each of the SAT Portfolios. Under terms of the Advisory Agreement it is the Advisor's responsibility to select, subject to review and approval by the Trustees, one or more Portfolio Advisors. The Advisor is responsible for the continuing evaluation, selection and monitoring of the Portfolio Advisors. In this regard, the Advisor employs the services of RogersCasey, a research firm specializing in appraisal and comparison of investment advisers, to assist it in evaluating the Portfolio Advisors and candidates for those positions. See "Consultant to the Advisor."

    Each Portfolio Advisor has discretion, subject to oversight by the Trustees, to purchase and sell portfolio assets, except as limited by each Portfolio's investment objectives, policies and restrictions and by specific investment strategies developed by the Advisor. See "Investment Objectives, Policies and Restrictions" and "Risk Factors, Restrictions and Investment Techniques."

    For its services, the Advisor receives an advisory fee from each SAT Portfolio. See "Expenses." A part of the fee paid to the Advisor is used by the Advisor to pay the advisory fees of the Portfolio Advisors. Such fees are paid by the Advisor and not by the SAT Portfolio. Any Portfolio Advisor may waive any or all of such fees. The allocation of the fees paid to the Advisor, showing the amount received by the Advisor and the amounts paid by it to the two Portfolio Advisors is set forth below. Such fees are computed daily and paid monthly at the annual rate specified below of the value of the average daily net assets of the SAT Portfolio:

                                                                          GROWTH & INCOME
                                                                             PORTFOLIO        BOND PORTFOLIO
                                                                        -------------------  -----------------
Advisor...............................................................           0.75%               0.55%
Portfolio Advisor.....................................................           0.45%               0.30%

    The Portfolio Advisor for the Growth & Income and Bond Portfolios is Fort Washington Investment Advisors, Inc. ("FORT WASHINGTON"). See "Portfolio Advisors," below. Because Fort Washington is a subsidiary of Western & Southern and, hence, an affiliate of the Advisor, the Advisor is subject to a conflict of interest when making decisions regarding the retention and compensation of that particular Portfolio Advisor. However, the Advisor's decisions, including the identity of a Portfolio Advisor and the specific amount of the Advisor's compensation to be paid to the Portfolio Advisor, are subject to review and approval by a majority of the Board of Trustees and separately by a majority of such Trustees who are not affiliated with the Advisor or any of its affiliates.

CONSULTANT TO THE ADVISOR

    RogersCasey, located at One Parklands Drive, Darien, Connecticut 06820, has been engaged in the business of rendering portfolio advisor evaluations since 1976. The staff at RogersCasey is experienced in acting as investment consultants and in developing, implementing and managing multiple portfolio advisor programs. RogersCasey provides asset management consulting services to various institutional and individual clients and provides the Advisor with investment consulting services with respect to development, implementation and management of the SA Trust's multiple portfolio manager program. RogersCasey is employed by, and its fees and expenses are paid by, the Advisor (not the SA Trust). As consultant, RogersCasey provides research concerning registered investment advisors to be retained by the Advisor as Portfolio Advisors, monitors and assists the Advisor with the periodic reevaluation of existing Portfolio Advisors and makes periodic reports to the Advisor and the Board of Trustees of the SA Trust.

PORTFOLIO ADVISORS

    The following sets forth certain information about each of the Portfolio Advisors. The individuals employed by the Portfolio Advisor who are primarily responsible for the day-to-day investment management of the Portfolio are named below. The annual total return information shown below includes the effect of deducting each Portfolio's expenses, but does not include charges attributable to the Contract. See "Fee and Expense Tables."

    FORT WASHINGTON serves as the Portfolio Advisor to the Growth & Income Portfolio. Fort Washington is a wholly-owned subsidiary of Western & Southern. Fort Washington has been registered as an investment advisor under the Investment Advisers Act of 1940, as amended, (the "ADVISORS ACT") since September 14, 1990. Fort Washington provides investment advisory services to individual and institutional clients. As of June 30, 1997, Fort

Washington had assets under management of $              billion. John J.
O'Connor is primarily responsible for the day-to-day investment management of the Growth & Income Portfolio. Mr. O'Connor (CFA and CPA) joined Western & Southern/Fort Washington in 1988 and is the Senior Portfolio Manager and Director of Investment Research. Fort Washington's principal executive offices are located at 420 East Fourth Street, Cincinnati, Ohio 45202.

    Fort Washington also serves as Portfolio Advisor to the Bond Portfolio. Roger M. Lanham and Brendan White are the individuals primarily responsible for the day-to-day investment management of the Bond Portfolio. Mr. Lanham is a CFA and has been with Western & Southern/Fort Washington since 1981. Mr. White is a CFA and has been with Western & Southern/Fort Washington since 1993. Prior to 1993, Mr. White was with Ohio Casualty Insurance Co. for six years, managing high yield and mortgage backed assets.

EXPENSES

    The SA Trust pays all of its expenses of operations, other than those borne by the Advisor. In particular, the SA Trust pays: the compensation of its Trustees who are not affiliated with the Advisor and its affiliates; governmental fees; interest charges; taxes; membership dues in trade associations; fees and expenses of independent auditors and legal counsel of the SA Trust; insurance premiums; amortization of organizational expenses; and expenses of calculating the net asset value and net income of each of the Portfolios; expenses related to the execution, recording and settlement of security transactions; fees and expenses of the custodian; expenses of preparing and mailing reports to investors and to governmental officers and commissions; expenses of meetings of investors; and the advisory fees payable to the Advisor under the Advisory Agreement.

              RISK FACTORS, RESTRICTIONS AND INVESTMENT TECHNIQUES

TECHNIQUES AND RISK FACTORS

    The following are descriptions of certain types of securities invested in by the SAT Portfolios, certain investment techniques employed by those Portfolios and risks associated with utilizing either the securities or the investment techniques.

DERIVATIVES

    The Portfolios may invest in various instruments that are commonly known as derivatives. Generally, a derivative is a financial arrangement, the value of which is based on, or "derived" from, a traditional security, asset, or market index. Some "derivatives" such as certain mortgage-related and other asset-backed securities are in many respects like any other investment, although they may be more volatile or less liquid than more traditional debt securities. There are, in fact, many different types of derivatives and many different ways to use them. There is a range of risks associated with those uses. Futures and options are commonly used for traditional hedging purposes to attempt to protect a fund from exposure to changing interest rates, securities prices, or currency exchange rates and as a low cost method of gaining exposure to a particular securities market without investing directly in those securities. However, some derivatives are used for leverage, which tends to magnify the effects of an instrument's price changes as market conditions change. Leverage involves the use of a small amount of money to control a large amount of financial assets, and can in some circumstances, lead to significant losses. A Portfolio Advisor will use derivatives only in circumstances where the Portfolio Advisor believes they offer the most economic means of improving the risk/reward profile of the Portfolio. Derivatives will not be used to increase portfolio risk above the level that could be achieved using only traditional investment securities or to acquire exposure to changes in the value of assets or indexes that by themselves would not be purchased for the Portfolio. The use of derivatives for non-hedging purposes may be considered speculative. A description of the derivatives that the Portfolios may use and some of their associated risks is found below.

FOREIGN SECURITIES

    Investing in securities issued by foreign companies and governments involves considerations and potential risks not typically associated with investing in obligations issued by the U.S. government and domestic corporations. Less information may be available about foreign companies than about domestic companies and foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic companies. The values of foreign investments are affected by changes in currency rates or exchange control regulations, restrictions or prohibitions on the repatriation of foreign currencies, application of foreign tax laws, including withholding taxes, changes in governmental administration or economic or monetary policy (in the United States or abroad) or changed circumstances in dealings between nations. Costs are also incurred in connection with conversions between various currencies. In addition, foreign brokerage commissions and custody fees are generally higher than those charged in the United States, and foreign securities markets may be less liquid, more volatile and less subject to governmental supervision than in the United States. Investments in foreign countries could be affected by other factors not present in the United States, including expropriation, confiscatory taxation, lack of uniform accounting and auditing standards and potential difficulties in enforcing contractual obligations and could be subject to extended clearance and settlement periods.

RISKS ASSOCIATED WITH "EMERGING MARKETS" SECURITIES

    "Emerging Markets" securities include the securities of issuers based in some of the world's underdeveloped markets, including Eastern Europe. These typically include countries where per capita GNP is less than $8,355. Investments in securities of issuers based in such countries entail all of the risks of investing in foreign issuers outlined in this section but to a heightened degree. These heightened risks include: (i) expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the market for such securities and a low or nonexistent volume of trading, resulting in a lack of liquidity and in price volatility; (iii) certain national policies that may restrict a Portfolio's investment opportunities including restrictions on investing in issuers in industries deemed sensitive to relevant national interests; and (iv) in the case of Eastern Europe, the absence of developed capital markets and legal structures governing private or foreign investment and private property and the possibility that recent favorable economic and political developments could be slowed or reversed by unanticipated events.

    So long as the Communist Party continues to exercise a significant or, in some cases, a dominant role in Eastern European countries, investments in such countries will involve risk of nationalization, expropriation and confiscatory taxation. The former communist governments of a number of Eastern European countries expropriated large amounts of private property in the past, and in many cases without adequate compensation. There is no assurance that such expropriation will not occur in the future at the hands of either an existing non-communist regime or upon the return to power of the Communist Party. In the event of any such expropriation, a Portfolio could lose a substantial portion of any investments it has made in the affected countries. Finally, even though the currencies of less developed countries may be convertible into U.S. dollars, the conversion rates may be artificial in relation to the actual market values and may be adverse to Portfolio shareholders.

CURRENCY EXCHANGE RATES

    A Portfolio's share value may change significantly when the currencies, other than the U.S. dollar, in which the Portfolio's investments are denominated strengthen or weaken against the U.S. dollar. Currency exchange rates generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries as seen from an international perspective. Currency exchange rates can also be affected unpredictably by intervention by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.

MEDIUM AND LOWER RATED AND UNRATED SECURITIES

    Securities rated in the fourth highest category by S&P or Moody's, BBB and Baa, respectively, although considered investment grade, possess speculative characteristics, and changes in economic or other conditions are more likely to impair the ability of issuers of these securities to make interest and principal payments than is the case with respect to issuers of higher grade bonds.

    Generally, medium or lower rated securities and unrated securities of comparable quality, sometimes referred to as "junk bonds," offer a higher current yield than is offered by higher rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. The yield of junk bonds will fluctuate over time.

    The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality bonds. In addition, medium and lower rated securities and comparable unrated securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because medium and lower rated securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. Since the risk of default is higher for lower-rated securities, the Portfolio Advisor's research and credit analysis are an especially important part of managing securities of the type held by a Portfolio. In light of these risks, the Board of Trustees has instructed the Portfolio Advisor, in evaluating the creditworthiness of an issue, whether rated or unrated, to take various factors into consideration, which may include, as applicable, the issuer's financial resources, its sensitivity to economic conditions and trends, the operating history of and the community support for the facility financed by the issue, the ability of the issuer's management and regulatory matters.

    In addition, the market value of securities in lower rated categories is more volatile than that of higher quality securities, and the markets in which medium and lower rated or unrated securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets may make it more difficult for the Portfolios to obtain accurate market quotations for purposes of valuing their respective portfolios and calculating their respective net asset values. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Portfolios to purchase and may also have the effect of limiting the ability of a Portfolio to sell securities at their fair value either to meet redemption requests or to respond to changes in the economy or the financial markets.

    Lower rated debt obligations also present risks based on payment expectations. If an issuer calls the obligation for redemption, a Portfolio may have to replace the security with a lower yielding security, resulting in a decreased return for shareholders. Also, as the principal value of bonds moves conversely with movements in interest rates, in the event of rising interest rates the value of the securities held by a Portfolio may decline relatively proportionately more than a portfolio consisting of higher rated securities. If a Portfolio experiences unexpected net redemptions, it may be forced to sell its higher rated bonds, resulting in a decline in the overall credit quality of the securities held by the Portfolio and increasing the exposure of the Portfolio to the risks of lower rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay interest currently.

    Subsequent to its purchase by a Portfolio, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Portfolio. Neither event will require sale of these securities by the Portfolio, but the Portfolio Advisor will consider this event in its determination of whether the Portfolio should continue to hold the securities.

ADRS, EDRS AND CDRS

    American Depositary Receipts ("ADRs") are U.S. dollar-denominated receipts typically issued by domestic banks or trust companies that represent the deposit with those entities of securities of a foreign issuer. ADRs are publicly traded on exchanges or over-the-counter in the United States. European Depositary Receipts ("EDRs"), which are sometimes referred to as Continental Depositary Receipts ("CDRs"), may also be purchased by the Portfolios. EDRs and CDRs are generally issued by foreign banks and evidence ownership of either foreign or domestic securities. Certain institutions issuing ADRs or EDRs may not be sponsored by the issuer of the underlying foreign securities. A non-sponsored depository may not provide the same shareholder information that a sponsored depository is required to provide under its contractual arrangements with the issuer of the underlying foreign securities.

FIXED-INCOME AND OTHER DEBT INSTRUMENT SECURITIES

    Fixed-income and other debt instrument securities include all bonds, high yield or "junk" bonds, municipal bonds, debentures, U.S. Government securities, mortgage-related securities including government stripped mortgage-related securities, zero coupon securities and custodial receipts. The market value of fixed-income obligations of the Portfolios will be affected by general changes in interest rates which will result in increases or decreases in the value of the obligations held by the Portfolios. The market value of the obligations held by a Portfolio can be expected to vary inversely to changes in prevailing interest rates. Shareholders also should recognize that, in periods of declining interest rates, a Portfolio's yield will tend to be somewhat higher than prevailing market rates and, in periods of rising interest rates, a Portfolio's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a Portfolio from the continuous sale of its shares will tend to be invested in instruments producing lower yields than the balance of its portfolio, thereby reducing the Portfolio's current yield. In periods of rising interest rates, the opposite can be expected to occur. In addition, securities in which a Portfolio may invest may not yield as high a level of current income as might be achieved by investing in securities with less liquidity, less creditworthiness or longer maturities.

    Ratings made available by S&P and Moody's are relative and subjective and are not absolute standards of quality. Although these ratings are initial criteria for selection of portfolio investments, a Portfolio Advisor also will make its own evaluation of these securities. Among the factors that will be considered are the long-term ability of the issuers to pay principal and interest and general economic trends.

    Fixed-income securities may be purchased on a when-issued or delayed-delivery basis. See "When-Issued and Delayed-Delivery Securities."

U.S. GOVERNMENT SECURITIES

    Each Portfolio may invest in U.S. Government securities, which are obligations issued or guaranteed by the U.S. Government, its agencies, authorities or instrumentalities. Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency's obligations, such as securities of the FNMA; or (iii) only the credit of the issuer, such as securities of the Student Loan Marketing Association. No assurance can be given that the U.S. Government will provide financial support in the future to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States.

    Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. Government or any of its agencies, authorities or instrumentalities; and (ii) participation interests in loans made to foreign governments or other entities that are so guaranteed. The secondary market for certain of these participation interests is limited and, therefore, may be regarded as illiquid.

MORTGAGE RELATED SECURITIES

    Each Portfolio may invest in mortgage related securities. There are several risks associated with mortgage related securities generally. One is that the monthly cash inflow from the underlying loans may not be sufficient to meet the monthly payment requirements of the mortgage related security.

    Prepayment of principal by mortgagors or mortgage foreclosures will shorten the term of the underlying mortgage pool for a mortgage related security. Early returns of principal will affect the average life of the mortgage related securities remaining in a Portfolio. The occurrence of mortgage prepayments is affected by factors including the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. In periods of rising interest rates, the rate of prepayment tends to decrease, thereby lengthening the average life of a pool of mortgage related securities. Conversely, in periods of falling interest rates the rate of prepayment tends to increase, thereby shortening the average life of a pool. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting the yield of a Portfolio. Because prepayments of principal generally occur when interest rates are declining, it is likely that a Portfolio will have to reinvest the proceeds of prepayments at lower interest rates than those at which the assets were previously invested. If this occurs, a Portfolio's yield will correspondingly decline. Thus, mortgage related securities may have less potential for capital appreciation in periods of falling interest rates than other fixed-income securities of comparable maturity, although these securities may have a comparable risk of decline in market value in periods of rising interest rates. To the extent that a Portfolio purchases mortgage related securities at a premium, unscheduled prepayments, which are made at par, will result in a loss equal to any unamortized premium.

    CMOs are obligations fully collateralized by a portfolio of mortgages or mortgage related securities. Payments of principal and interest on the mortgages are passed through to the holders of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, depending on the type of CMOs in which a Portfolio invests, the investment may be subject to a greater or lesser risk of prepayment than other types of mortgage related securities.

    Mortgage related securities may not be readily marketable. To the extent any of these securities are not readily marketable in the judgment of the Portfolio Advisor, the investment restriction limiting a Portfolio's investment in illiquid instruments to not more than 15% of the value of its net assets will apply.

STRIPPED MORTGAGE RELATED SECURITIES

    These securities are either issued and guaranteed, or privately-issued but collateralized by securities issued, by GNMA, FNMA or FHLMC. These securities represent beneficial ownership interests in either periodic principal distributions ("principal-only") or interest distributions ("interest-only") on mortgage related certificates issued by GNMA, FNMA or FHLMC, as the case may be. The certificates underlying the stripped mortgage related securities represent all or part of the beneficial interest in pools of mortgage loans. The Portfolio will invest in stripped mortgage related securities in order to enhance yield or to benefit from anticipated appreciation in value of the securities at times when its Portfolio Advisor believes that interest rates will remain stable or increase. In periods of rising interest rates, the expected increase in the value of stripped mortgage related securities may offset all or a portion of any decline in value of the securities held by the Portfolio.

    Investing in stripped mortgage related securities involves the risks normally associated with investing in mortgage related securities. See "Mortgage Related Securities" above. In addition, the yields on stripped mortgage related securities are extremely sensitive to the prepayment experience on the mortgage loans underlying the certificates collateralizing the securities. If a decline in the level of prevailing interest rates results in a rate of principal prepayments higher than anticipated, distributions of principal will be accelerated, thereby reducing the yield to maturity on interest-only stripped mortgage related securities and increasing the yield to maturity on principal-only stripped mortgage related securities. Sufficiently high prepayment rates could result in a Portfolio not fully recovering its initial investment in an interest-only stripped mortgage related security. Under current market conditions, the Portfolio expects that investments in stripped mortgage related securities will consist primarily of interest-only securities. Stripped mortgage related securities are currently traded in an over-the-counter market maintained by several large investment banking firms. There can be no assurance that the Portfolio will be able to effect a trade of a stripped mortgage related security at a time when it wishes to do so. The Portfolio will acquire stripped mortgage related securities only if a secondary market for the securities exists at the time of acquisition. Except for stripped mortgage related securities based on fixed rate FNMA and FHLMC mortgage certificates that meet certain liquidity criteria established by the Board of Trustees, the Portfolios will treat stripped mortgage related securities as illiquid and will limit its investments in these securities, together with other illiquid investments, to not more than 15% of net assets.

ZERO COUPON SECURITIES

    Zero coupon U.S. Government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but also require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than U.S. Government securities that make regular payments of interest. A Portfolio accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the Portfolio's distribution obligations, in which case the Portfolio will forego the purchase of additional income producing assets with these funds. Zero coupon securities include STRIPS, that is, securities underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain notes or bonds issued by the U.S. Government, its agencies, authorities or instrumentalities. They also include Coupons Under Book Entry System ("CUBES"), which are component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.

CUSTODIAL RECEIPTS

    Custodial receipts or certificates, such as Certificates of Accrual on Treasury Securities ("CATS"), Treasury Investors Growth Receipts ("TIGRs") and Financial Corporation certificates ("FICO Strips"), are securities underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain notes or bonds issued by the U.S. Government, its agencies, authorities or instrumentalities. The underwriters of these certificates or receipts purchase a U.S. Government security and deposit the security in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the U.S. Government Security. Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon U.S. Government securities, described above. Although typically under the terms of a custodial receipt a Portfolio is authorized to assert its rights directly against the issuer of the underlying obligation, the Portfolio may be required to assert through the custodian bank such rights as may exist against the underlying issuer. Thus, if the underlying issuer fails to pay principal and/or interest when due, a Portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the Portfolio had purchased a direct obligation of the issuer. In addition, if the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in respect of any taxes paid.

WHEN-ISSUED AND DELAYED-DELIVERY SECURITIES

    To secure prices deemed advantageous at a particular time, each Portfolio may purchase securities on a when-issued or delayed-delivery basis, in which case delivery of the securities occurs beyond the normal settlement period; payment for or delivery of the securities would be made prior to the reciprocal delivery or payment by the other party to the transaction. A Portfolio will enter into when-issued or delayed-delivery transactions for the purpose of acquiring securities and not for the purpose of leverage. When-issued securities purchased by the Portfolio may include securities purchased on a "when, as and if issued" basis under which the issuance of the securities depends on the occurrence of a subsequent event, such as approval of a merger, corporate reorganization or debt restructuring.

    Securities purchased on a when-issued or delayed-delivery basis may expose a Portfolio to risk because the securities may experience fluctuations in value prior to their actual delivery. The Portfolio does not accrue income with respect to a when-issued or delayed-delivery security prior to its stated delivery date. Purchasing securities on a when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

REPURCHASE AGREEMENTS

    Each of the Portfolios may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a Portfolio would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase, and the Portfolio to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Portfolio's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Portfolio's holding period. A Portfolio may enter into repurchase agreements with respect to U.S. government securities with member banks of the Federal Reserve System and certain non-bank dealers approved by the respective Board of Trustees. Under each repurchase agreement, the selling institution is required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. The Portfolio Advisor, acting under the supervision of the Advisor and the Board of Trustees, reviews on an ongoing basis the value of the collateral and the creditworthiness of those non-bank dealers with whom the Portfolio enters into repurchase agreements. In entering into a repurchase agreement, a Portfolio bears a risk of loss in the event that the other party to the transaction defaults on its obligations and the Portfolio is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the Portfolio seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement. Repurchase agreements are considered to be collateralized loans under the 1940 Act.

REVERSE REPURCHASE AGREEMENTS AND FORWARD ROLL TRANSACTIONS

    The Portfolios may enter into reverse repurchase agreements and forward roll transactions. In a reverse repurchase agreement the Portfolio agrees to sell portfolio securities to financial institutions such as banks and broker-dealers and to repurchase them at a mutually agreed date and price. Forward roll transactions are equivalent to reverse repurchase agreements but involve mortgage-backed securities and involve a repurchase of a substantially similar security. At the time the Portfolio enters into a reverse repurchase agreement or forward roll transaction it will place in a segregated custodial account cash or liquid securities having a value equal to the repurchase price, including accrued interest. Reverse repurchase agreements and forward roll transactions involve the risk that the market value of the securities sold by the Portfolio may decline below the repurchase price of the securities. Reverse repurchase agreements and forward roll transactions are considered to be borrowings by a Portfolio for purposes of the limitations described in "Certain Investment Restrictions" below and in the Statement of Additional Information.

LENDING PORTFOLIO SECURITIES

    To generate income for the purpose of helping to meet its operating expenses, each Portfolio may lend securities to brokers, dealers and other financial organizations. These loans, if and when made, may not exceed 30% of a Portfolio's assets taken at value. A Portfolio's loans of securities will be collateralized by cash, letters of credit or U.S. Government securities. The cash or instruments collateralizing a Portfolio's loans of securities will be maintained at all times in a segregated account with the Portfolio's custodian, or with a designated subcustodian, in an amount at least equal to the current market value of the loaned securities. In lending securities to brokers, dealers and other financial organizations, a Portfolio is subject to risks, which, like those associated with other extensions of credit, include delays in recovery and possible loss of rights in the collateral should the borrower fail financially. For further information regarding measures to be taken to protect a lending Portfolio, see the Statement of Additional Information.

ILLIQUID SECURITIES

    No Portfolio may invest more than 15% of its net assets in securities which are illiquid or otherwise not readily marketable. If a security becomes illiquid after purchase by the Portfolio, the Portfolio will normally sell the security unless to do so would not be in the best interests of shareholders.

NON-PUBLICLY TRADED ("RESTRICTED") SECURITIES AND RULE 144A SECURITIES

    Each Portfolio may purchase securities in the United States that are not registered for sale under federal securities laws but which can be resold to institutions under SEC Rule 144A or under an exemption from such laws. If a dealer or institutional trading market in such securities exists, these restricted securities or Rule 144A securities are treated as exempt from the Portfolio's 15% limit on illiquid securities. The Board of Trustees of the SA Trust, with advice and information from the respective Portfolio Advisor, will determine the liquidity of restricted securities or Rule 144A securities by looking at factors such as trading activity and the availability of reliable price information and, through reports from such Portfolio Advisor, the Board of Trustees of the Portfolio Trust will monitor trading activity in restricted securities. If institutional trading in restricted securities or Rule 144A securities were to decline, a Portfolio's illiquidity could be increased and the Portfolio could be adversely affected.

    No Portfolio will invest more than 10% of its total assets in restricted securities (excluding Rule 144A securities).

TEMPORARY INVESTMENTS

    For temporary defensive purposes during periods when the Portfolio Advisor of a Portfolio believes, in consultation with the Advisor, that pursuing the Portfolio's basic investment strategy may be inconsistent with the best interests of its shareholders, the Portfolio may invest its assets without limit in the following money market instruments: U.S. Government securities (including those purchased in the form of custodial receipts), repurchase agreements, certificates of deposit and bankers' acceptances issued by banks or savings and loan associations having assets of at least $500 million as of the end of their most recent fiscal year and high quality commercial paper. In addition, for the same purposes the Portfolio Advisor may invest without limit in obligations issued or guaranteed by foreign governments or by any of their political subdivisions, authorities, agencies or instrumentalities that are rated at least AA by S&P or Aa by Moody's or, if unrated, are determined by the Portfolio Advisor to be of equivalent quality. Each Portfolio also may hold a portion of its assets in money market instruments or cash in amounts designed to pay expenses, to meet anticipated redemptions or pending investments in accordance with its objectives and policies. Any temporary investments may be purchased on a when-issued basis.

FUTURES CONTRACTS AND RELATED OPTIONS

    Each Portfolio may enter into futures contracts and purchase and write
(sell) options on these contracts, including but not limited to interest rate, securities index and foreign currency futures contracts and put and call options on these futures contracts. These contracts will be entered into only upon the concurrence of the Portfolio Advisor that such contracts are necessary or appropriate in the management of the Portfolio's assets. These contracts will be entered into on exchanges designated by the Commodity Futures Trading Commission ("CFTC") or, consistent with CFTC regulations, on foreign exchanges. These transactions may be entered into for bona fide hedging and other permissible risk management purposes including protecting against anticipated changes in the value of securities a Portfolio intends to purchase.

    No Portfolio will hedge more than 25% of its total assets by selling futures, buying puts, and writing calls under normal conditions. In addition, no Portfolio will buy futures or write puts whose underlying value exceeds 25% of its total assets, and no Portfolio will buy calls with a value exceeding 5% of its total assets.

    A Portfolio will not enter into futures contracts and related options for which the aggregate initial margin and premiums exceed 5% of the fair market value of the Portfolio's assets after taking into account unrealized profits and unrealized losses on any contracts it has entered into.

    A Portfolio may lose the expected benefit of these futures or options transactions and may incur losses if the prices of the underlying commodities move in an unanticipated manner. In addition, changes in the value of the Portfolio's futures and options positions may not prove to be perfectly or even highly correlated with changes in the value of its portfolio securities. Successful use of futures and related options is subject to a Portfolio Advisor's ability to predict correctly movements in the direction of the securities markets generally, which ability may require different skills and techniques than predicting changes in the prices of individual securities. Moreover, futures and options contracts may only be closed out by entering into offsetting transactions on the exchange where the position was entered into (or a linked exchange), and as a result of daily price fluctuation limits there can be no assurance that an offsetting transaction could be entered into at an advantageous price at any particular time. Consequently, a Portfolio may realize a loss on a futures contract or option that is not offset by an increase in the value of its portfolio securities that are being hedged or a Portfolio may not be able to close a futures or options position without incurring a loss in the event of adverse price movements. For additional information, see "Futures Contracts and Options on Futures Contracts" in the Statement of Additional Information.

OPTIONS ON STOCK

    Each Portfolio may write and purchase options on stocks. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying stock at the exercise price at any time during the option period. Similarly, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy the underlying stock at the exercise price at any time during the option period. A covered call option with respect to which a Portfolio owns the underlying stock sold by the Portfolio exposes the Portfolio during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying stock or to possible continued holding of a stock which might otherwise have been sold to protect against depreciation in the market price of the stock. A covered put option sold by a Portfolio exposes the Portfolio during the term of the option to a decline in price of the underlying stock.

    To close out a position when writing covered options, a Portfolio may make a "closing purchase transaction" which involves purchasing an option on the same stock with the same exercise price and expiration date as the option which it has previously written on the stock. The Portfolio will realize a profit or loss for a closing purchase transaction if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Portfolio may make a "closing sale transaction" which involves liquidating the Portfolio's position by selling the option previously purchased. See also "Options on Securities" in the Statement of Additional Information.

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
OPTIONS ON SECURITIES INDEXES

    Each Portfolio may purchase and write put and call options on securities indexes listed on domestic and, in the case of those Portfolios which may invest in foreign securities, on foreign exchanges. A securities index fluctuates with changes in the market values of the securities included in the index.

    Options on securities indexes are generally similar to options on stock except that the delivery requirements are different. Instead of giving the right to take or make delivery of stock at a specified price, an option on a security index gives the holders the right to receive a cash "exercise settlement amount" equal to (a) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of the exercise, multiplied by
(b) a fixed "index multiplier." Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash received will be equal to such difference between the closing price of the index and the exercise price of the option expressed in dollars or a foreign currency, as the case may be, times a specified multiple. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. The writer may offset its position in securities index options prior to expiration by entering into a closing transaction on an exchange or the option may expire unexercised.

    Because the value of an index option depends upon movements in the level of the index rather than the price of a particular security, whether the Portfolio will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of securities prices in the market generally or, in the case of certain indexes, in an industry or market segment, rather than movements in price of a particular security. Accordingly, successful use by a Portfolio of options on security indexes will be subject to the Portfolio Advisor's ability to predict correctly movement in the direction of that securities market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual securities. For further information regarding index options, see "Options on Securities Indexes" in the Statement of Additional Information.

FORWARD CURRENCY CONTRACTS

    Each Portfolio may hold currencies to meet settlement requirements for foreign securities and may engage in currency exchange transactions in order to protect against uncertainty in the level of future exchange rates between a particular foreign currency and the U.S. dollar or between foreign currencies in which the Portfolio's securities are or may be denominated. Forward currency contracts are agreements to exchange one currency for another, for example, to exchange a certain amount of U.S. dollars for a certain amount of French francs at a future date. The date (which may be any agreed-upon fixed number of days in the future), the amount of currency to be exchanged and the price at which the exchange will take place will be negotiated with a currency trader and fixed for the term of the contract at the time that the Portfolio enters into the contract.

    In hedging specific portfolio positions, a Portfolio may enter into a forward contract with respect to either the currency in which the positions are denominated or another currency deemed appropriate by the Portfolio Advisor. The amount the Portfolio may invest in forward currency contracts is limited to the amount of the Portfolio's aggregate investments in foreign currencies. Risks associated with entering into forward currency contracts include the possibility that the market for forward currency contracts may be limited with respect to certain currencies and, upon a contract's maturity, the inability of a Portfolio to negotiate with the dealer to enter into an offsetting transaction. Forward currency contracts may be closed out only by the parties entering into an offsetting contract. In addition, the correlation between movements in the prices of those contracts and movements in the price of the currency hedged or used for cover will not be perfect. There is no assurance that an active forward currency contract market will always exist. These factors will restrict a Portfolio's ability to hedge against the risk of devaluation of currencies in which a Portfolio holds a substantial quantity of securities and are unrelated to the qualitative rating that may be assigned to any particular security. See also "Forward Currency Contracts" in the Statement of Additional Information for further information concerning forward currency contracts.

ASSET COVERAGE

    To assure that a Portfolio's use of futures and related options, as well as when-issued and delayed-delivery transactions, forward currency contracts and swap transactions, are not used to achieve investment leverage, the Portfolio will cover such transactions, as required under applicable SEC interpretations, either by owning the underlying securities or by establishing a segregated account with the SA Trust's custodian containing liquid securities in an amount at all times equal to or exceeding the Portfolio's commitment with respect to these instruments or contracts.

CERTAIN INVESTMENT RESTRICTIONS

    The SA Trust, on behalf of each SAT Portfolio, has adopted certain investment restrictions that are enumerated in detail in the Statement of Additional Information. Among other restrictions, each SAT Portfolio may not, with respect to 75% of its total assets taken at market value, invest more than 5% of its total assets in the securities of any one issuer, except U.S. Government securities, or acquire more than 10% of any class of the outstanding voting securities of any one issuer. In addition, no Portfolio may invest more than 25% of its total assets in securities of issuers in any one industry. Each Portfolio may borrow money as a temporary measure from banks in an aggregate amount not exceeding one-third of the value of the Portfolio's total assets to meet redemptions and for other temporary or emergency purposes not involving leveraging. Reverse repurchase agreements and forward roll transactions involving mortgage-related securities will be aggregated with bank borrowings for purposes of this calculation. No Portfolio may purchase securities while borrowings exceed 5% of the value of the Portfolio's total assets. No Portfolio will invest more than 15% of the value of its net assets in securities that are illiquid, including certain government stripped mortgage related securities, repurchase agreements maturing in more than seven days and that cannot be liquidated prior to maturity and securities that are illiquid by virtue of the absence of a readily available market. Securities that have legal or contractual restrictions on resale but have a readily available market, such as certain Rule 144A securities, are deemed not illiquid for this purpose. No Portfolio may invest more than 10% of its assets in restricted securities (excluding Rule 144A securities). See "Illiquid Securities" and "Non-Publicly Traded ("Restricted") Securities and Rule 144A Securities."

PORTFOLIO TURNOVER

    Generally, the SAT Portfolios will not trade in securities for short-term profits but, when circumstances warrant, securities may be sold without regard to the length of time held. The SAT Portfolios may engage in active short-term trading to benefit from yield disparities among different issues of securities, to seek short-term profits during periods of fluctuating interest rates or for other reasons. Active trading will increase a Portfolio's rate of turnover, certain transaction expenses and the incidence of short-term capital gain taxable as ordinary income. An annual turnover rate of 100% would occur when all the securities held by the Portfolio are replaced one time during a period of one year. The turnover rates of the Growth & Income Portfolio and the Bond Portfolio for 1996 and 1995 were 82% and 96% and 79% and 80%, respectively.

                           MANAGEMENT OF THE SA TRUST

BOARD OF TRUSTEES

    Overall responsibility for management and supervision of the SA Trust rests with its Board of Trustees. The Trustees approve all significant agreements between the SA Trust and the persons and companies that furnish services to the SA Trust and the Portfolios, including agreements between the SA Trust and each of the Custodian, the Advisor and the Administrator. Due to the services provided by the Advisor and the Administrator, the Trust currently has no employees and its officers are not required to devote their full time to the affairs of the SA Trust. The Statement of Additional Information contains background information regarding each Trustee and executive officer of the SA Trust.

ADMINISTRATOR, FUND ACCOUNTING AGENT, CUSTODIAN AND TRANSFER AGENT

    Investors Bank, 89 South Street, Boston, Massachusetts 02111, serves as administrator, fund accounting agent, custodian and transfer agent for the SA Trust. Investors Bank was organized in 1969 as a Massachusetts-chartered trust company and is a wholly-owned subsidiary of Investors Financial Services Corp., a publicly-held corporation and holding company registered under the Bank Holding Company Act of 1956.

    As administrator and fund accounting agent, Investors Bank provides, on behalf of the SA Trust, accounting, clerical and bookkeeping services; the daily calculation of net asset values; state securities registration services;

corporate secretarial services; assistance in the preparation of management reports; preparation and filing of tax returns, registration statements, and reports to shareholders and to the SEC. Investors Bank also provides personnel to serve as certain officers of the SA Trust.

    As custodian, Investors Bank holds cash, securities and other assets of the SA Trust as required by the 1940 Act. As transfer agent, Investors Bank is responsible for maintaining records of shareholder interests for the SA Trust.

    For its services as fund accounting agent and administrator, each SAT Portfolio shall pay fees to Investors Bank that are computed and paid monthly. Such fees equal, in the aggregate, 0.12% on an annual basis of the average daily net assets of all the portfolios and funds for which Investors Bank acts as fund accounting agent and administrator up to $1 billion in assets and 0.08% on an annual basis of average daily net assets which exceed $1 billion, subject to certain annual minimum fees. As compensation for its services as custodian to the SA Trust, Investors Bank receives fees, computed and paid monthly, that aggregate 0.03% on an annual basis of the average daily net assets of all the portfolios and funds for which Investors Bank acts as custodian up to $500 million and 0.02% on an annual basis of such average daily net assets for the next $500 million and 0.01% on an annual basis of such average daily net assets which exceed $1 billion.

SPONSOR

    Touchstone Advisors, Inc., as Sponsor to the SA Trust pursuant to a Sponsor Agreement, provides oversight of the various service providers to the SA Trust, including the Administrator, Custodian and Transfer Agent. As Sponsor to the SA Trust, Touchstone Advisors reserves the right to receive a sponsor fee from each Portfolio equal on an annual basis to 0.20% of the average daily net assets of that Portfolio for its then current fiscal year. The Sponsor Agreement may be terminated by the Sponsor as of the end of any calendar quarter after December 31, 1998 on not less than 30 days prior written notice. The SA Trust may terminate the Sponsor Agreement at any time on not less than 30 days prior written notice. The Sponsor has advised the SA Trust that it will waive all fees under the Sponsor Agreement through April 30, 1999.

ALLOCATION OF EXPENSES OF THE PORTFOLIOS

    Each SAT Portfolio bears its own expenses, which generally include all costs not specifically borne by the Advisor, the SAT Portfolio Advisors and the Administrator. Included among a Portfolio's expenses are: costs incurred in connection with its organization; investment management and administration fees; sponsor fees; fees for necessary professional and brokerage services; fees for any pricing service; the costs of regulatory compliance; and costs associated with maintaining the SA Trust's legal existence and shareholder relations. Under separate agreements with the SA Trust, the Sponsor has agreed to reimburse each SAT Portfolio to the extent that the aggregate operating expenses of the Portfolio exceed agreed upon expense limitations (the "EXPENSE CAPS"). The Sponsor's obligation to reimburse the SA Trust for such amounts may be terminated by the Sponsor at the end of any calendar quarter after December 31, 1998. For more detailed information regarding the Expense Caps, see "Fee and Expense Tables" and "Expenses of VIT Portfolios and SAT Portfolios; Expense Caps."

                             PURCHASE AND VALUATION

PURCHASE

    Interests in the Growth & Income and Bond Portfolios are not offered to the public and are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Growth & Income and Bond Portfolios may be made only by a limited number of insurance company separate accounts. This Prospectus and its accompanying Statement of Additional Information do not constitute an offer to sell, or the solicitation of an offer to buy, any "security" (within the meaning of the 1933 Act) of the Portfolios.

VALUATION

    The net asset value of each SAT Portfolio is determined as of the close of regular trading on the NYSE on each day on which the NYSE is open for trading, by deducting the amount of the Portfolio's liabilities from the value of its assets. At the close of each such business day, the value of each Sub-Account's interest in the Portfolio will be determined by multiplying the net asset value of the corresponding Portfolio by the percentage, effective for that day, that represents the Sub-Account's share of the aggregate interests in that Portfolio.

    Generally, a Portfolio's investments are valued at market value or, in the absence of a market value, at fair value as determined by or under the direction of the SA Trust's Board of Trustees.

    Securities that are primarily traded on foreign exchanges are generally valued at the preceding closing values of the securities on their respective exchanges, except that, when an occurrence subsequent to the time a value was so established is likely to have changed that value, the fair market value of those securities will be determined by consideration of other factors by or under the direction of the Board of Trustees of the SA Trust. A security that is primarily traded on a domestic or foreign stock exchange is valued at the last sales price on that exchange or, if no sales occurred during the day, at the current quoted bid price. All short-term dollar-denominated investments that mature in 60 days or less are valued on the basis of amortized cost (which involves valuing an investment at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment) when the Board of Trustees of the SA Trust has determined that amortized cost represents fair value. An option that is written by a Portfolio is generally valued at the last sale price or, in the absence of the last sale price, the last offer price. An option that is purchased by a Portfolio is generally valued at the last sale price or, in the absence of the last sale price, the last bid price. The value of a futures contract is equal to the unrealized gain or loss on the contract that is determined by marking the contract to the current settlement price for a like contract on the valuation date of the futures contract. A settlement price may not be used if the market makes the maximum price change in a single trading session permitted by an exchange (a "limit move") with respect to a particular futures contract or if the securities underlying the futures contract experience significant price fluctuations after the determination of the settlement price. When a settlement price cannot be used, futures contracts will be valued at their fair market value as determined by or under the direction of the Board of Trustees of the SA Trust.

    All assets and liabilities initially expressed in foreign currency values will be converted into U.S. dollar values at the mean between the bid and offered quotations of the currencies against U.S. dollars as last quoted by any recognized dealer. If the bid and offered quotations are not available, the rate of exchange will be determined in good faith by the Board of Trustees of the SA Trust. In carrying out the valuation policies of the Board of Trustees of the SA Trust, independent pricing services may be consulted. Further information regarding the SA Trust's valuation policies is contained in the Statement of Additional Information.

                             ADDITIONAL INFORMATION

DESCRIPTION OF BENEFICIAL INTERESTS, VOTING RIGHTS AND LIABILITIES

    Each investor in an SAT Portfolio, including the corresponding Sub-Account, may add to or reduce its investment in the Portfolio on each day the Portfolio determines its net asset value. At the close of each such business day, the value of each investor's beneficial interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, effective for that day, which represents that investor's share of the aggregate beneficial interests in the Portfolio. Any additions or withdrawals, which are to be effected as of the close of business on that day, will then be effected. The investor's percentage of the aggregate beneficial interests in the Portfolio will then be re-computed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the close of business on such day plus or minus, as the case may be, the amount of any additions to or withdrawals from the investor's investment in the Portfolio effected as of the close of business on such day, and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the close of business on such day plus or minus, as the case may be, the amount of the net additions to or withdrawals from the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio as of the close of business on the following business day.

    The SA Trust was organized as a trust under the laws of the State of New York pursuant to a Declaration of Trust dated February 7, 1994, at which time the SAT Portfolios were established and designated as a separate series of this SA Trust. The Declaration of Trust provides that the Sub-Accounts and other entities investing in the

Portfolios (e.g., other insurance company separate accounts) will each be liable for all obligations of the corresponding Portfolio. However, the risk of a Sub-Account incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the corresponding Portfolio itself was unable to meet its obligations. Accordingly, the Trustees of the SA Trust believe that neither the Sub-Account nor its Owners having Contract Value therein will for this reason be adversely affected as a result of the Sub-Account investing in the Portfolios. The interests in SA Trust are divided into separate series. No series of SA Trust has any preference over any other series.

    Each Sub-Account will be involved only in votes that affect the corresponding SAT Portfolio. Owners investing in Sub-Accounts that are, in turn, investing in the SAT Portfolios will, however, vote with other investors in all of the SA Trust's Portfolios (of which there are seven) to elect Trustees of the SA Trust and for certain other matters. Under certain circumstances the investors of one or more series of the SA Trust (including the SAT Portfolios) could control the outcome of these votes. Holders of interests in each Portfolio will vote separately on matters affecting only that Portfolio. Under certain circumstances, other investors in a Portfolio could control the outcome of these votes.

    Separate Account 1 sends to each shareholder a semi-annual report and an audited annual report. At least one such report in each year will include a list of the investment securities held by the SAT Portfolios. See "Statements to Contract Owners."

    No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, the corresponding Statement of Additional Information, and in the Company's official sales literature in connection with the offering of interests in the Contracts, and if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer in any state in which, or to any person to whom, such offer may not lawfully be made.

                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                                                                 PAGE
                                                                                                                  ---
Part I - Discussion Regarding the Variable Annuity Contracts................................................
Part II - Discussion Regarding the Select Advisors Portfolios...............................................
  Summary...................................................................................................
  Investment Objectives, Techniques, Policies and Restriction...............................................
    Investment Objectives...................................................................................
    Investment Techniques...................................................................................
    Investment Restrictions.................................................................................
  Valuation of Securities; Redemption in Kind...............................................................
  Management of the SA Trust................................................................................
  Organization of the SA Trust..............................................................................
  Taxation..................................................................................................
  Financial Statements......................................................................................

                             DISTRIBUTOR
                     Touchstone Securities, Inc.
                           311 Pike Street
                        Cincinnati, Ohio 45202
                       (800) 669-2796 (press 3)

                     INVESTMENT ADVISOR & SPONSOR
                      Touchstone Advisors, Inc.
                           311 Pike Street
                        Cincinnati, Ohio 45202

                   VARIABLE ANNUITY SERVICE CENTER
              Touchstone Special Markets Service Center
                            P.O. Box 2850
                     Cincinnati, Ohio 45201-2850
                       (800) 669-2796 (press 2)

  ADMINISTRATOR, FUND ACCOUNTING AGENT, CUSTODIAN AND TRANSFER AGENT
                    Investors Bank & Trust Company
                           89 South Street
                     Boston, Massachusetts 02111

                       INDEPENDENT ACCOUNTANTS
                      Coopers & Lybrand, L.L.P.
                          312 Walnut Street
                        Cincinnati, Ohio 45202

                            LEGAL COUNSEL
                          Frost & Jacobs LLP
                           2500 PNC Center
                        201 East Fifth Street
                        Cincinnati, Ohio 45202

--------------------------------------------------------------------------------
                      T O U C H S T O N E

                      -----------------------------------------
    FORM              THE MARK OF EXCELLENCE IN INVESTMENT MANAGEMENT-SM-

                     WESTERN-SOUTHERN LIFE ASSURANCE COMPANY
                              SEPARATE ACCOUNT 1


                               FLEXIBLE PREMIUM
                          VARIABLE ANNUITY CONTRACTS
                          (SELECT VARIABLE ANNUITY)

                               ---------------

                      STATEMENT OF ADDITIONAL INFORMATION

                               ---------------

    This Statement of Additional Information is not a prospectus, but contains information in addition to that set forth in the current prospectus dated __________, 1997 (the "PROSPECTUS") for certain variable annuity contracts ("CONTRACTS") offered by Western-Southern Life Assurance Company (the "COMPANY") through its Separate Account 1 (the "VARIABLE ACCOUNT"), and should be read in conjunction with the Prospectus. Unless otherwise noted, the terms used in this Statement of Additional Information have the same meanings as those set forth in the Prospectus.

    A copy of the Prospectus may be obtained by calling the Special Markets Service Center at 1-800-669-2796 (press 2) or by written request to the Company at 400 Broadway, Cincinnati, Ohio 45202.

                              The date of this
                     Statement of Additional Information
                                      is
                                _______, 1997


FORM ____________

           TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

PART I - DISCUSSION REGARDING THE VARIABLE ANNUITY CONTRACTS............... 3
  General.................................................................. 3
  Safekeeping of Assets.................................................... 3
  Distribution of the Contracts............................................ 3
  Sub-Account Performance.................................................. 3
  Fixed Annuity Payments................................................... 5
  Independent Accounts..................................................... 5

PART II - DISCUSSION REGARDING THE SELECT ADVISORS PORTFOLIOS.............. 6

SUMMARY.................................................................... 6

INVESTMENT OBJECTIVES, TECHNIQUES, POLICIES AND RESTRICTIONS............... 7

INVESTMENT OBJECTIVES...................................................... 7

INVESTMENT TECHNIQUES...................................................... 7
  Certificates of Deposit and Bankers' Acceptances......................... 7
  Commercial Paper......................................................... 7
  Lower-Rated Debt Securities.............................................. 7
  Illiquid Securities...................................................... 8
  Foreign Securities:Special Considerations Concerning Eastern Europe...... 9
  Lending Portfolio Securities.............................................10
  Futures Contracts and Options on Futures Contracts.......................10
    General................................................................10
    Futures Contracts......................................................11
    Options on Futures Contracts...........................................13
    Options on Foreign Currencies..........................................14
    Additional Risks of Options on Futures Contracts, Forward Contracts
       and Options on Foreign Currencies...................................15
  Options on Securities....................................................16
  Options on Securities Indexes............................................19
  Forward Currency Contracts...............................................19
  Rating Services..........................................................21

INVESTMENT RESTRICTIONS....................................................21
  Fundamental Policies.....................................................21
  Additional Restrictions..................................................22
  Portfolio Transactions and Brokerage Commissions.........................25

VALUATION OF SECURITIES; REDEMPTION IN KIND................................27

MANAGEMENT OF THE SA TRUST.................................................29
  Trustees of the SA Trust.................................................29
  Officers of the SA Trust.................................................30
  Trustee Compensation Table...............................................31
  Advisor, Portfolio Advisors, Administrator and Sponsor...................32
    Advisor................................................................32
    Portfolio Advisors.....................................................33
    Administrator, Custodian and Fund Accounting Agent.....................33
    Sponsor................................................................34
  Counsel and Independent Accountants......................................34

ORGANIZATION OF THE SA TRUST...............................................34

TAXATION...................................................................35
  Taxation Of The Portfolios...............................................35
  Sub-Account Diversification..............................................35

FINANCIAL STATEMENTS.......................................................35

PART I - DISCUSSION REGARDING THE VARIABLE ANNUITY CONTRACTS

GENERAL

    Except as otherwise indicated herein, all capitalized terms shall have the meanings assigned to them in the Prospectus.

    The Company is subject to regulation by the Ohio Department of Insurance, which periodically examines its financial condition and operations. The Company also is subject to the insurance laws and regulations of all jurisdictions in which it offers Contracts. Copies of the Contract have been filed with, and, where required, approved by insurance regulators in those jurisdictions. The Company must submit annual statements of its operations, including financial statements, to such state insurance regulators so that they may determine solvency and compliance with applicable state insurance laws and regulations.

    The Company and the Separate Account have filed a Registration Statement regarding the Contracts with the Securities and Exchange Commission under the Investment Company Act of 1940 and the Securities Act of 1933. The Prospectus and this Statement of Additional Information do not contain all of the information in the Registration Statement.

SAFEKEEPING OF ASSETS

    The assets of the Variable Account are held by the Company, separate from the Company's general account assets and any other separate accounts which the Company has or will establish. The Company maintains records of all purchases and redemptions of the interests in the Portfolios held by the Sub-Accounts. The Company maintains fidelity bond coverage for the acts of its officers and employees.

DISTRIBUTION OF THE CONTRACTS

    As disclosed in the Prospectus, the Contracts are distributed through Touchstone Securities, Inc. (the "DISTRIBUTOR"), which is a wholly-owned subsidiary of IFS Financial Services, Inc. ("IFS"). IFS is a wholly-owned subsidiary of the Company. The Distributor is a member of the National Association of Securities Dealers, Inc. The offering of the Contracts is continuous, and the Company does not anticipate discontinuing offering the Contracts, although it reserves the right to do so. Sales commissions attributable to the Variable Account paid by the Company to the Distributor for the period from February 23, 1995 to December 31, 1995, and for the year ended December 31, 1996, totalled $159,807 and $1,902,186, respectively, and $26,967 and $305,688 of those amounts, respectively, were retained by the Distributor.

SUB-ACCOUNT PERFORMANCE

    The performance of the Sub-Accounts may be quoted or advertised by the Company in various ways. All performance information supplied by the Company in advertising is based upon historical results of the Sub-Accounts and the Portfolios and is not intended to indicate future performance of either one. Total returns and other performance information may be quoted numerically or in a table, graph or similar illustration. The value of an Accumulation Unit and total returns fluctuate in response to market conditions, interest rates and other factors.

    Average annual total returns are calculated by determining the average annual compounded rates of return over one, five and ten year periods (or since commencement of operations) that would equate an initial hypothetical investment to the ending redeemable value according to the following formula:

                               P (1 + T)n = ERV
where:

     P = a hypothetical initial Purchase Payment of $1,000
     T = average annual total return
     n = number of years and/or portion of a year
   ERV = ending redeemable value of a hypothetical initial
         Purchase Payment of $1,000 at the end of the applicable period

    While average annual total returns are convenient means of comparing investment alternatives, investors should realize that any Sub-Account's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of any Sub-Account.

    Average annual total return is calculated as required by applicable regulations. In addition to average annual total returns, a Sub-Account may quote cumulative total returns reflecting the simple change in value of any investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount.

    "Total return" or "average annual total return" quoted in advertising reflects all aspects of a Sub-Account's return, including the effect of reinvestment by the Variable Account of Portfolio income and capital gain distributions and any change in the Sub-Account's value over the applicable period. Such quotations reflect Contract Maintenance, Contract Administration and Mortality and Expense Risk Charges. Since the Contract is intended as a long-term investment, total return calculations will assume that no partial withdrawals from the hypothetical Contract occurred during the applicable period, but that a Surrender Charge would be incurred upon the hypothetical withdrawal at the end of the applicable period.

    Any total return quotation provided for a Sub-Account should not be considered as representative of the performance of the Sub-Account in the future, since the net asset value will vary based not only on the type, quality and maturities of the securities held in the corresponding Portfolio, but also on changes in the current value of such securities and on changes in the expenses of the Sub-Account and the corresponding Portfolio. These factors and possible differences in the methods used to calculate total return should be considered when comparing the total return of a Sub-Account to total returns published for other investment companies or other investment vehicles. Total return reflects the performance of both principal and income.

    The Company may advertise examples of the effects of dollar cost averaging, whereby an Owner periodically invests a fixed dollar amount in a Sub-Account, thereby purchasing fewer Accumulation Units when prices are high and more Accumulation Units when prices are low. While such a strategy does not assure a profit nor guard against a loss in a declining market, the Owner's average cost per Accumulation Unit can be lower than if fixed numbers of Accumulation Units had been purchased at the same intervals. In evaluating dollar cost averaging, Owners should consider their ability to continue purchasing Accumulation Units during periods of low price levels.

    Performance information for any Sub-Account may be compared, in reports to Owners and in advertising, to stock indices, other variable annuity separate accounts or other products tracked by Lipper Analytical Services, or other widely used independent research firms which rank variable annuities and investment companies by overall performance, investment objectives and assets. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

FIXED ANNUITY PAYMENTS

    The Contracts provide only for fixed annuity payment options. The amount of such payments is calculated by applying the Surrender Value, less any applicable premium tax, at annuitization to the income payment rates for the income payment option selected. Annuity payments will be the larger of:

    (a) the income based on the rates shown in the Contract's Annuity Tables for the income payment option chosen; and

    (b) the income calculated by applying the proceeds as a single premium at the Company's current rates in effect on the date of the first annuity payment for the same option.

    Annuity payments under any of the income payment options will not vary in dollar amount and will not be affected by the future investment performance of the Variable Account.

INDEPENDENT ACCOUNTANTS

                       [to be supplied by amendment]

PART II - DISCUSSION REGARDING THE SELECT ADVISORS PORTFOLIOS

SUMMARY

    Except as otherwise indicated herein, all capitalized terms have the meanings assigned to them in the Prospectus.

    As described in the Prospectus, the Variable Account seeks to achieve the investment objectives of each Sub-Account by investing all the investable assets of the Sub-Account in a diversified open-end management investment company having the same investment objectives as such Sub-Account. These investment companies are, respectively, Emerging Growth Portfolio, International Equity Portfolio, Balanced Portfolio, Growth & Income Portfolio, Income Opportunity Portfolio, Bond Portfolio and Standby Income Portfolio (each a "PORTFOLIO" or, collectively, the "PORTFOLIOS"). Detailed information regarding the Emerging Growth, International Equity, Balanced, Income Opportunity and Standby Income Portfolios (the "VIT PORTFOLIOS") is contained in the separate prospectus of the Select Advisors Variable Insurance Trust (the "VI TRUST") that accompanies the Prospectus. Detailed information regarding the Bond Portfolio and the Growth & Income Portfolio (the "SAT PORTFOLIOS") is contained in Part II of the Prospectus and this Statement of Additional Information.

    As disclosed in the Prospectus, Touchstone Advisors, Inc. (the "ADVISOR") is the investment advisor of each Portfolio, and the specific investments of each Portfolio are managed on a day-to-day basis by their respective investment advisors (collectively, the "PORTFOLIO ADVISORS"). Investors Bank & Trust Company ("INVESTORS BANK" or the "ADMINISTRATOR") serves as administrator and fund accounting agent to each Portfolio.

         INVESTMENT OBJECTIVES, TECHNIQUES, POLICIES AND RESTRICTIONS

                             INVESTMENT OBJECTIVES

    The investment objective(s) of each Sub-Account is described in the Prospectus. There can be no assurance that any Sub-Account will achieve its investment objective(s). See THE VI TRUST AND THE SA TRUST in the Prospectus.

                              INVESTMENT TECHNIQUES

    Since the investment characteristics of each Sub-Account will correspond directly to those of the corresponding SAT Portfolio, the following is a discussion of certain investments of and techniques employed by the SAT Portfolios.

CERTIFICATES OF DEPOSIT AND BANKERS' ACCEPTANCES

    Certificates of deposit are receipts issued by a depository institution in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity. Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a timedraft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

COMMERCIAL PAPER

    Commercial paper consists of short-term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations. A variable amount master demand note (which is a type of commercial paper) represents a direct borrowing arrangement involving periodically fluctuating rates of interest under a letter agreement between a commercial paper issuer and an institutional lender pursuant to which the lender may determine to invest varying amounts.

    For a description of commercial paper ratings, see the Appendix.

LOWER-RATED DEBT SECURITIES

    While the market for high yield corporate debt securities (commonly known as "junk bonds") has been in existence for many years and has weathered previous economic downturns, the 1980's brought a dramatic increase in the use of such securities to fund highly leveraged corporate acquisitions and restructuring. Past experience may not provide an accurate indication of future performance of the high yield, high risk bond market, especially during periods of economic recession. In fact, from 1989 to 1991, the percentage of lower-rated debt securities that defaulted rose significantly above prior levels.

    The market for junk bonds may be thinner and less active than that for higher rated debt securities, which can adversely affect the prices at which the former are sold. If market quotations are not available, such lower-rated debt securities will be valued in accordance with procedures establish by the Board of Trustees of the SA Trust, including the use of outside pricing services. Judgment plays a greater role in valuing high yield, high risk corporate debt securities than is the case for securities for which more external sources for quotations and last sale information is available. Adverse publicity and changing investor perception may affect the ability of outside pricing services to value lower-rated debt securities and the ability to dispose of these securities.

    In considering investments for the Portfolio, the Portfolio Advisor will attempt to identify those issuers of high yielding debt securities ("junk bonds") whose financial condition is adequate to meet future obligations, has improved or is expected to improve in the future. The Portfolio Advisor's analysis focuses on relative values based on such factors as interest on dividend coverage, asset coverage, earnings prospects and the experience and managerial strength of the issuer.

    A Portfolio may choose, at its expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interest of security holders if it determines this to be in the best interest of the Portfolio.

    For a description of bond ratings, see the Appendix to the Prospectus.

ILLIQUID SECURITIES

    Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "1933 ACT"), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the 1933 Act are referred to as "private placements" or "restricted securities" and are purchased directly from the issuer or in the secondary market. Investment companies do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a Portfolio might not be able to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days.
 A Portfolio might also have to register such restricted securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

    In recent years, however, a large institutional market has developed for certain securities that are not registered under the 1933 Act, including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale of such investments to the general public or to certain institutions may not be indicative of their liquidity.

    The Securities and Exchange Commission (the "SEC") has adopted Rule 144A, which allows a broader institutional trading market for securities otherwise subject to restriction on their resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the 1933 Act of resales of certain securities to qualified institutional buyers. The Advisor and each Portfolio Advisor anticipate that the market for certain restricted securities such as institutional commercial paper will expand further as a result of this regulation and the development of automated systems for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers, such as the PORTAL System sponsored by the National Association of Securities Dealers, Inc.

    Each Portfolio Advisor will monitor the liquidity of Rule 144A securities in the respective Portfolio's portfolio under the supervision of the SA Trust's Board of Trustees. In reaching liquidity decisions, each Portfolio Advisor will consider, among other things, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers and other potential purchasers wishing to purchase or sell the security; (3) dealer undertakings to make a market in the security and (4) the nature of the security and of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer).

FOREIGN SECURITIES:  SPECIAL CONSIDERATIONS CONCERNING EASTERN EUROPE

    Investments in companies domiciled in Eastern European countries may be subject to potentially greater risks than those of other foreign issuers. These risks include: (i) potentially less social, political and economic stability; (ii) the small current size of the markets for such securities and the low volume of trading, which result in less liquidity and in greater price volatility; (iii) certain national policies which may restrict the Portfolios' investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; (v) the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property; (vi) the absence, until recently in certain Eastern European countries, of a capital market structure or market-oriented economy; and
(vii) the possibility that recent favorable economic developments in Eastern Europe may be slowed or reversed by unanticipated political or social events in such countries, or in the Commonwealth of Independent States.

    So long as the Communist Party continues to exercise a significant or, in some cases, a dominant role in Eastern European countries, investments in such countries will involve risks of nationalization, expropriation and confiscatory taxation. The former communist governments of a number of Eastern European countries expropriated large amounts of private property in the past, in many cases without adequate compensation, and there may be no assurance that such expropriation will not occur in the future at the hands of either an existing non-communist regime or upon the return to power of the Communist Party. In the event of such expropriation, a Portfolio could lose a substantial portion of any investments it has made in the affected countries. Further, no accounting standards exist in Eastern European countries. Finally, even though certain Eastern European currencies may be convertible into U.S. dollars, the conversion rates may be artificial to the actual market values and may be adverse to the Portfolio's shareholders.

LENDING PORTFOLIO SECURITIES

    By lending its securities, a Portfolio can increase its income by continuing to receive interest on the loaned securities as well as by either investing the cash collateral in short-term securities or obtaining yield in the form of interest paid by the borrower when U.S. Government obligations are used as collateral. There may be risks of delay in receiving additional collateral or risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. Each Portfolio will adhere to the following conditions whenever its securities are loaned: (i) the Portfolio must receive at least 100 percent cash collateral or equivalent securities from the borrower; (ii) the borrower must increase this collateral whenever the market value of the securities loaned, including accrued interest, rises above the value of the collateral; (iii) the Portfolio must be able to terminate the loan at any time; (iv) the Portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any in crease in market value; (v) the Portfolio may pay only reasonable custodian fees in connection with the loan; and (vi) voting rights on the loaned securities may pass to the borrower; provided, however, that if a material event adversely affecting the investment occurs, the Board of Trustees must terminate the loan and regain the right to vote the securities.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

    GENERAL

    The successful use of futures contracts and options on futures contracts draws upon the Portfolio Advisor's skill and experience with respect to such instruments and usually depends on the Portfolio Advisor's ability to forecast interest rate and currency exchange rate movements correctly.
Should interest or exchange rates move in an unexpected manner, an SAT Portfolio may not achieve the anticipated benefits of futures contracts or options on futures contracts or may realize losses and thus will be in a worse position than if such strategies had not been used. In addition, the correlation between movements in the price of futures contracts or options on futures contracts and movements in the price of the securities and currencies hedged or used for cover will not be perfect and could produce unanticipated losses.

    FUTURES CONTRACTS

    An SAT Portfolio may enter into contracts for the purchase or sale for future delivery of fixed-income securities or foreign currencies, or contracts based on financial indices including any index of U.S. Government securities, foreign government securities or corporate debt securities. U.S. futures contracts have been designed by exchanges which have been designated "contracts markets" by the Commodity Futures Trading Commission ("CFTC"), and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market. Futures contracts trade on a number of exchange markets, and, through their clearing corporations, the exchanges guarantee performance of the contracts as between the clearing members of the exchange. An SAT Portfolio may enter into futures contracts which are based on debt securities that are backed by the full faith and credit of the U.S. Government, such as long-term U.S. Treasury bonds, Treasury Notes, Government National Mortgage Association ("GNMA") modified pass-through mortgage-backed securities and three-month U.S. Treasury bills. An SAT Portfolio may also enter into futures contracts which are based on bonds issued by entities other than the U.S. Government.

    At the same time a futures contract is purchased or sold, the SAT Portfolio must allocate cash or securities as a deposit payment ("INITIAL DEPOSIT"). It is expected that the initial deposit would be approximately 1-1/2% to 5% of a contract's face value. Daily thereafter, the futures contract is valued and the payment of "variation margin" may be required, since each day the Portfolio would provide or receive cash that reflects any decline or increase in the contract's value.

    At the time of delivery of securities pursuant to such a contract, adjustments are made to recognize differences in value arising from the delivery of securities with a different interest rate from that specified in the contract. In some (but not many) cases, securities called for by a futures contract may not have been issued when the contract was written.

    Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the SAT Portfolio will incur brokerage fees when it purchases or sells futures contracts.

    The purpose of the acquisition or sale of a futures contract, in the case of an SAT Portfolio which holds or intends to acquire fixed-income securities, is to attempt to protect the Portfolio from fluctuations in interest or foreign exchange rates without actually buying or selling fixed-income securities or foreign currencies. For example, if interest rates were expected to increase, the Portfolio might enter into futures contracts for the sale of debt securities. Such a sale would have much the same effect as selling an equivalent value of the debt securities owned by the

Portfolio. If interest rates did increase, the value of the debt security in the Portfolio would decline, but the value of the futures contracts to the Portfolio would increase at approximately the same rate, thereby keeping the net asset value of the Portfolio from declining as much as it otherwise would have. The Portfolio could accomplish similar results by selling debt securities and investing in bonds with short maturities when interest rates are expected to increase. However, since the futures market is more liquid than the cash market, the use of futures contracts as an investment technique allows the Portfolio to maintain a defensive position without having to sell its portfolio securities.

    Similarly, when it is expected that interest rates may decline, futures contracts may be purchased to attempt to hedge against anticipated purchases of debt securities at higher prices. Since the fluctuations in the value of futures contracts should be similar to those of debt securities, an SAT Portfolio could take advantage of the anticipated rise in the value of debt securities without actually buying them until the market had stabilized. At that time, the futures contracts could be liquidated and the Portfolio could then buy debt securities on the cash market. When a Portfolio enters into a futures contract for any purpose, the Portfolio will establish a segregated account with the Portfolio's custodian to collateralize or "cover" the Portfolio's obligation consisting of cash or liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial and variation margin payments made by the Portfolio with respect to such futures contracts.

    The ordinary spreads between prices in the cash and futures market, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial deposit and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate trends by the Portfolio Advisor may still not result in a successful transaction.

    In addition, futures contracts entail risks. Although each applicable Portfolio Advisor believes that use of such contracts will benefit the respective Portfolio, if the Portfolio Advisor's investment judgment about the general direction of interest rates is incorrect, a Portfolio's overall performance would be poorer than if it had not entered into any such contract. For example, if an SAT Portfolio has hedged against the possibility of an increase in interest rates which would adversely affect the price of debt securities held in its portfolio and interest rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of its debt securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a Portfolio has insufficient cash, it may have to sell debt securities from its portfolio to meet daily variation margin requirements. Such sales of bonds may be, but will not necessarily be, at increased prices which reflect the rising market.
 An SAT Portfolio may have to sell securities at a time when it may be disadvantageous to do so.

    OPTIONS ON FUTURES CONTRACTS

    Each SAT Portfolio may purchase and write options on futures contracts for hedging purposes. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when an SAT Portfolio is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

    The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, an SAT Portfolio will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the Portfolio's holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the security or foreign currency which is deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Portfolio will retain the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Portfolio intends to purchase. If a put or call option the Portfolio has written is exercised, the Portfolio will incur a loss which will be reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, the Portfolio's losses from existing options on futures may to some extent be reduced or increased by changes in the value of portfolio securities.

    The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on portfolio securities. For example, a Portfolio may purchase a put option on a futures contract to hedge its portfolio against the risk of rising interest rates.

    The amount of risk an SAT Portfolio assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased.

    An SAT Portfolio will not enter into any futures contracts or options on futures contracts if immediately thereafter the amount of margin deposits on all the futures contracts of the Portfolio and premiums paid on outstanding options on futures contracts owned by the Portfolio would exceed 5% of the market value of the total assets of the Portfolio.

    OPTIONS ON FOREIGN CURRENCIES

    Options on foreign currencies are used for hedging purposes in a manner similar to that in which futures contracts on foreign currencies, or forward contracts, are utilized. For example, a decline in the dollar value of a foreign currency in which portfolio securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of portfolio securities, the Portfolio may purchase put options on the foreign currency. If the value of the currency does decline, a Portfolio will have the right to sell such currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its portfolio which otherwise would have resulted.

    Conversely, where a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, an SAT Portfolio may purchase call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Portfolio deriving from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Portfolio could sustain losses on transactions in foreign currency options which would require it to forego a portion or all of the benefits of advantageous changes in such rates.

    Options on foreign currencies may be written for the same types of hedging purposes. For example, where an SAT Portfolio anticipates a decline in the dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates it could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the options will most likely not be exercised, and the diminution in value of portfolio securities will be offset by the amount of the premium received.

    Similarly, instead of purchasing a call option to hedge against an anticipated increase in the dollar cost of securities to be acquired, the SAT Portfolio could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Portfolio to hedge such increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option will constitute only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised and the Portfolio would be required to purchase or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Portfolio also may be required to forego all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

    Each SAT Portfolio may write covered call options on foreign currencies. A call option written on a foreign currency by a Portfolio is "covered" if the Portfolio owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call option is also covered if the Portfolio has a call on the same foreign currency and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Portfolio in cash and liquid securities in a segregated account with its custodian.

    Each SAT Portfolio also may write call options on foreign currencies that are not covered for cross-hedging purposes. A call option on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the U.S. dollar value of a security which the Portfolio owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, the Portfolio collateralizes the option by maintaining in a segregated account with its custodian, cash or liquid securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked to market daily.

    ADDITIONAL RISKS OF OPTIONS ON FUTURES CONTRACTS, FORWARD CONTRACTS AND OPTIONS ON FOREIGN CURRENCIES

    Unlike transactions entered into by a Portfolio in futures contracts, options on foreign currencies and forward contracts are not traded on contract markets regulated by the CFTC or (with the exception of certain foreign currency options) by the SEC. To the contrary, such instruments are traded through financial institutions acting as market-makers, although foreign currency options are also traded on certain national securities exchanges, such as the Philadelphia Stock Exchange and the Chicago Board Options Exchange, subject to SEC regulation. Similarly, options on currencies may be traded over-the-counter. In an over-the counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time. Although the purchaser of an option cannot lose more than the amount of the premium plus related transaction costs, this entire amount could be lost. Moreover, the option writer and a trader of forward contracts could lose amounts substantially in excess of their initial investments, due to the margin and collateral requirements associated with such positions.

    Options on foreign currencies traded on national securities exchanges are within the jurisdiction of the SEC, as are other securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transaction. In particular, all foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Options Clearing Corporation ("OCC"), thereby reducing the risk of counterparty default. Further, a liquid secondary market in options traded on a national securities exchange may be more readily available than in the over-the-counter market, potentially permitting an SAT Portfolio to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

    The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of the availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC, which has established banking relationships in applicable foreign countries for this purpose. As a result, the OCC may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on the OCC or its clearing member, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery or currency, the fixing of dollar settlement prices or prohibitions on exercise.

    As in the case of forward contracts, certain options on foreign currencies are traded over-the-counter and involve liquidity and credit risks which may not be present in the case of exchange-traded currency options. An SAT Portfolio's ability to terminate over-the-counter options will be more limited than with exchange-traded options. It is also possible that broker-dealers participating in over-the-counter options transactions will not fulfill their obligations. Until such time as the staff of the SEC changes its position, each Portfolio will treat purchased over-the-counter options and assets used to cover written over-the-counter options as illiquid securities. With respect to options written with primary dealers in U.S. Government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to the repurchase formula.

    In addition, futures contracts, options on futures contracts, forward contracts and options on foreign currencies may be traded on foreign exchanges. Such transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be adversely affected by: (i) other complex foreign political and economic factors; (ii) lesser availability than in the United States of data on which to make trading decisions; (iii) delays in the Portfolio's ability to act upon economic events occurring in foreign markets during nonbusiness hours in the United States; (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States; and (v) lesser trading volume.

OPTIONS ON SECURITIES

    The SAT Portfolios may write (sell), to a limited extent, only covered call and put options ("COVERED OPTIONS") in an attempt to increase income. However, the Portfolio may forgo the benefits of appreciation on securities sold or may pay more than the market price on securities acquired pursuant to call and put options written by the Portfolio.

    When an SAT Portfolio writes a covered call option, it gives the purchaser of the option the right to buy the underlying security at the price specified in the option (the "EXERCISE PRICE") by exercising the option at any time during the option period. If the option expires unexercised, the Portfolio will realize income in an amount equal to the premium received for writing the option. If the option is exercised, a decision over which the SAT Portfolio has no control, the Portfolio must sell the underlying security to the option holder at the exercise price. By writing a covered call option, the Portfolio forgoes, in exchange for the premium less the commission ("NET PREMIUM"), the opportunity to profit during the option period from an increase in the market value of the underlying security above the exercise price.

    When an SAT Portfolio writes a covered put option, it gives the purchaser of the option the right to sell the underlying security to the Portfolio at the specified exercise price at any time during the option period. If the option expires unexercised, the Portfolio will realize income in the amount of the premium received for writing the option. If the put option is exercised, a decision over which the SAT Portfolio has no control, the Portfolio must purchase the underlying security from the option holder at the exercise price. By writing a covered put option, the Portfolio, in exchange for the net premium received, accepts the risk of a decline in the market value of the underlying security below the exercise price.

    An SAT Portfolio may terminate its obligation as the writer of a call or put option by purchasing an option with the same exercise price and expiration date as the option previously written. This transaction is called a "closing purchase transaction." Where the Portfolio cannot effect a closing purchase transaction, it may be forced to incur brokerage commissions or dealer spreads in selling securities it receives or it may be forced to hold underlying securities until an option is exercised or expires.

    When an SAT Portfolio writes an option, an amount equal to the net premium received by the Portfolio is included in the liability section of the Portfolio's Statement of Assets and Liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked to market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the mean between the closing bid and asked price. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, the Portfolio will realize a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold), and the deferred credit related to such option will be eliminated. If a call option is exercised, the SAT Portfolio will realize a gain or loss from the sale of the underlying security and the proceeds of the sale will be increased by the premium originally received. The writing of covered call options may be deemed to involve the pledge of the securities against which the option is being written.

    When an SAT Portfolio writes a call option, it will "cover" its obligation by segregating the underlying security on the books of the Portfolio's custodian or by placing liquid securities in a segregated account at the Portfolio's custodian. When an SAT Portfolio writes a put option, it will "cover" its obligation by placing liquid securities in a segregated account at the Portfolio's custodian.

    An SAT Portfolio may purchase call and put options on any securities in which it may invest. The Portfolio would normally purchase a call option in anticipation of an increase in the market value of such securities. The purchase of a call option would entitle the Portfolio, in exchange for the premium paid, to purchase a security at a specified price during the option period. The Portfolio would ordinarily have a gain if the value of the securities increased above the exercise price sufficiently to cover the premium and would have a loss if the value of the securities remained at or below the exercise price during the option period.

    An SAT Portfolio would normally purchase put options in anticipation of a decline in the market value of securities in its portfolio ("PROTECTIVE PUTS") or securities of the type in which it is permitted to invest. The purchase of a put option would entitle the Portfolio, in exchange for the premium paid, to sell a security, which may or may not be held in the Portfolio's portfolio, at a specified price during the option period. The purchase of protective puts is designed merely to offset or hedge against a decline in the market value of the SAT Portfolio's portfolio securities. Put options also may be purchased by the Portfolio for the purpose of affirmatively benefiting from a decline in the price of securities which the Portfolio does not own. The Portfolio would ordinarily recognize a gain if the value of the securities decreased below the exercise price sufficiently to cover the premium and would recognize a loss if the value of the securities remained at or above the exercise price. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of underlying portfolio securities.

    Each SAT Portfolio has adopted certain other nonfundamental policies concerning option transactions which are discussed below. The Portfolio's activities in options may also be restricted by the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

    The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or continue.

    An SAT Portfolio may engage in over-the-counter options transactions with broker-dealers who make markets in these options. At present, approximately ten broker-dealers, including several of the largest primary dealers in U.S. Government securities, make these markets. The ability to terminate over-the-counter option positions is more limited than with exchange-traded option positions because the predominant market is the issuing broker rather than an exchange, and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. To reduce this risk, the Portfolio will purchase such options only from broker-dealers who are primary government securities dealers recognized by the Federal Reserve Bank of New York and who agree to (and are expected to be capable of) entering into closing transactions, although there can be no guarantee that any such option will be liquidated at a favorable price prior to expiration. The Portfolio Advisor will monitor the creditworthiness of dealers with whom a Portfolio enters into such options transactions under the general supervision of the Board of Trustees.

OPTIONS ON SECURITIES INDEXES

    Options on securities indexes give the holder the right to receive a cash settlement during the term of the option based upon the difference between the exercise price and the value of the index. Such options will be used for the purposes described above under "Options on Securities" or, to the extent allowed by law, as a substitute for investment in individual securities.

    Options on securities indexes entail risks in addition to the risks of options on securities. The absence of a liquid secondary market to close out options positions on securities indexes is more likely to occur, although the SAT Portfolio generally will only purchase or write such an option if the Portfolio Advisor believes the option can be closed out.

    Use of options on securities indexes also entails the risk that trading in such options may be interrupted if trading in certain securities included in the index is interrupted. An SAT Portfolio will not purchase such options unless the Advisor and the respective Portfolio Advisor each believes the market is sufficiently developed such that the risk of trading in such options is no greater than the risk of trading in options on securities.

    Price movements in an SAT Portfolio's portfolio may not correlate precisely with movements in the level of an index and, therefore, the use of options on indexes cannot serve as a complete hedge. Because options on securities indexes require settlement in cash, the Portfolio Advisor may be forced to liquidate portfolio securities to meet settlement obligations.

    When a Portfolio writes a put or call option on a securities index it will cover the position by placing liquid securities in a segregated asset account with the Portfolio's custodian.

FORWARD CURRENCY CONTRACTS

    Because, when investing in foreign securities, a Portfolio buys and sells securities denominated in currencies other than the U.S. dollar and receives interest, dividends and sale proceeds in currencies other than the U.S. dollar, such Portfolios from time to time may enter into forward currency transactions to convert to and from different foreign currencies and to convert foreign currencies to and from the U.S. dollar. A Portfolio either enters into these transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market or uses forward currency contracts to purchase or sell foreign currencies.

    A forward currency contract is an obligation by a Portfolio to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract. Forward currency contracts establish an exchange rate at a future date. These contracts are transferable in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward currency contract generally has no deposit requirement and is traded at a net price without commission. Each SAT Portfolio maintains with its custodian a segregated account of liquid securities in an amount at least equal to its obligations under each forward currency contract. Neither spot transactions nor forward currency contracts eliminate fluctuations in the prices of the Portfolio's securities or in foreign exchange rates, or prevent loss if the prices of these securities should decline.

    An SAT Portfolio may enter into foreign currency hedging transactions in an attempt to protect against changes in foreign currency exchange rates between the trade and settlement dates of specific securities transactions or changes in foreign currency exchange rates that would adversely affect a portfolio position or an anticipated investment position. Since consideration of the prospect for currency parities will be incorporated into a Portfolio Advisor's long-term investment decisions, an SAT Portfolio will not routinely enter into foreign currency hedging transactions with respect to security transactions. However, the Portfolio Advisors believe that it is important to have the flexibility to enter into foreign currency hedging transactions when it determines that the transactions would be in a Portfolio's best interest. Although these transactions tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of the hedged currency increase. The precise matching of the forward currency contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of such securities between the date the forward currency contract is entered into and the date it matures. The projection of currency market movements is extremely difficult, and the successful execution of a hedging strategy is highly uncertain.

    While these contracts are not presently regulated by the CFTC, the CFTC may in the future assert authority to regulate forward currency contracts.
In such event the SAT Portfolio's ability to utilize forward currency contracts in the manner set forth in the Prospectus may be restricted. Forward currency contracts may reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Portfolio than if it had not entered into such contracts.
 The use of forward currency contracts may not eliminate fluctuations in the underlying U.S. dollar equivalent value of the prices of or rates of return on a Portfolio's foreign currency denominated portfolio securities and the use of such techniques will subject a Portfolio to certain risks.

    The matching of the increase in value of a forward currency contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, a Portfolio may not always be able to enter into forward currency contracts at attractive prices and this will limit the SAT Portfolio's ability to use such contract to hedge or cross-hedge its assets. Also, with regard to a Portfolio's use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the U.S. dollar will continue. Thus, at any time poor correlation may exist between movements in the exchange rates of the foreign currencies underlying a Portfolio's cross-hedges and the movements in the exchange rates of the foreign currencies in which the Portfolio's assets that are the subject of such cross-hedges are denominated.

RATING SERVICES

    The ratings of rating services represent their opinions as to the quality of the securities that they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings are an initial criterion for selection of portfolio investments, the Portfolio Advisors also make their own evaluation of these securities, subject to review by the Board of Trustees of the SA Trust. After purchase by a Portfolio, an obligation may cease to be rated or its rating may be reduced below the minimum required for purchase by the Portfolio. Neither event would require a Portfolio to eliminate the obligation from its portfolio, but a Portfolio Advisor will consider such an event in its determination of whether a Portfolio should continue to hold the obligation. A description of the ratings used herein and in the Funds' Prospectuses is set forth in the Appendix to this Statement of Additional Information.

    INVESTMENT RESTRICTIONS

    The investment restrictions described below as "fundamental policies" of each SAT Portfolio may not be changed with respect to any Portfolio without the approval of a "majority of the outstanding voting securities" of the SAT Portfolio. "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" under the Investment Company Act of 1940, as amended (the "1940 ACT"), and as used in this Statement of Additional Information and the Prospectus, means, with respect to the Portfolio, the lesser of (i) 67% or more of the outstanding voting securities of the Portfolio present at a meeting, if the holders of more than 50% of the outstanding voting securities of the Portfolio are present or represented by proxy or (ii) more than 50% of the outstanding voting securities of the Portfolio.

FUNDAMENTAL POLICIES

    As a matter of fundamental policy, no SAT Portfolio may (except that no investment restriction of the Portfolio shall prevent a Portfolio from investing all of its assets in an open-end investment company with substantially the same investment objectives):

    (1) borrow money or mortgage or hypothecate assets of the Portfolio, except that, in an amount not to exceed 1/3 of the current value of the Portfolio's net assets, it may borrow money (including through reverse repurchase agreements, forward roll transactions involving mortgage-backed securities or other investment techniques entered into for the purpose of leverage), and except that it may pledge, mortgage or hypothecate not more than 1/3 of such assets to secure such borrowings, provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, are not considered a pledge of assets for purposes of this restriction and except that assets may be pledged to secure letters of credit solely for the purpose of participating in a captive insurance company sponsored by the Investment Company Institute; for additional related restrictions, see clause (i) under the caption "Additional Restrictions" below;

    (2) underwrite securities issued by other persons except insofar as the Portfolio may technically be deemed an underwriter under the 1933 Act in selling a portfolio security;

    (3) make loans to other persons except: (a) through the lending of the Portfolio's portfolio securities and provided that any such loans not exceed 30% of the Portfolio's total assets (taken at market value); (b) through the use of repurchase agreements or the purchase of short-term obligations; or
(c) by purchasing a portion of an issue of debt securities of types distributed publicly or privately;

    (4) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (except futures and option contracts) in the ordinary course of business (except that the Portfolio may hold and sell, for its portfolio, real estate acquired as a result of the Portfolio's ownership of securities);

    (5) concentrate its investments in any particular industry (excluding U.S. Government securities), but if it is deemed appropriate for the achievement of a Portfolio's investment objective(s), up to 25% of its total assets may be invested in any one industry;

    (6) issue any senior security (as that term is defined in the 1940 Act) if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated thereunder, provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, are not considered to be the issuance of a senior security for purposes of this restriction; and

    (7) with respect to 75% of its total assets taken at market value, invest in assets other than cash and cash items (including receivables), U.S. Government securities, securities of other investment companies, and other securities for purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Portfolio and to not more than 10% of the outstanding voting securities of such issuer.

ADDITIONAL RESTRICTIONS

    Neither SAT Portfolio will, as a matter of operating policy (changeable by the respective Board of Trustees without a shareholder vote) (except that no operating policy shall prevent a Portfolio from investing all of its assets in an open-end investment company with substantially the same investment objectives), do any of the following:

       (i) borrow money (including through reverse repurchase agreements or forward roll transactions involving mortgage-backed securities or similar investment techniques entered into for leveraging purposes), except that the Portfolio may borrow for temporary or emergency purposes up to 10% of its total assets; provided, however, that no Portfolio may purchase any security while outstanding borrowings exceed 5%;

      (ii) pledge, mortgage or hypothecate for any purpose in excess of 10% of the Portfolio's total assets (taken at market value), provided that collateral arrangements with respect to options and futures, including deposits of initial deposit and variation margin, and reverse repurchase agreements are not considered a pledge of assets for purposes of this restriction;

     (iii) purchase any security or evidence of interest therein on margin, except that such short-term credit as may be necessary for the clearance of purchases and sales of securities may be obtained and except that deposits of initial deposit and variation margin may be made in connection with the purchase, ownership, holding or sale of futures;

      (iv) sell any security which it does not own unless by virtue of its ownership of other securities it has at the time of sale a right to obtain securities, without payment of further consideration, equivalent in kind and amount to the securities sold and provided that if such right is conditional the sale is made upon the same conditions;

       (v) invest for the purpose of exercising control or management;

      (vi) purchase securities issued by any investment company except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchase other than the customary broker's commission, or except when such purchase, though not made in the open market, is part of a plan of merger or consolidation; provided, however, that securities of any investment company will not be purchased for the Portfolio if such purchase at the time thereof would cause: (a) more than 10% of the Portfolio's total assets (taken at the greater of cost or market value) to be invested in the securities of such issuers; (b) more than 5% of the Portfolio's total assets (taken at the greater of cost or market value) to be invested in any one investment company; or (c) more than 3% of the outstanding voting securities of any such issuer to be held for the Portfolio; provided further that, except in the case of a merger or consolidation, the Portfolio shall not purchase any securities of any open-end investment company unless the Portfolio
           (1) waives the investment advisory fee, with respect to assets invested in other open-end investment companies and (2) incurs no sales charge in connection with the investment;

     (vii) invest more than 15% of the Portfolio's net assets (taken at the greater of cost or market value) in securities that are illiquid or not readily marketable (defined as a security that cannot be sold in the ordinary course of business within seven days at approximately the value at which the Portfolio has valued the security) excluding
           (a) Rule 144A securities determined to be liquid by the Board of Trustees of the SA Trust; and (b) commercial paper that is sold under Section 4(2) of the Securities Act of 1933 which is not traded flat or in default as to interest or principal and either (i) is rated in one of the two highest categories by at least two nationally recognized statistical rating organizations and the Board of Trustees of the SA Trust have determined the commercial paper to be liquid;
           or (ii) is rated in one of the two highest categories by one nationally recognized statistical rating agency and the Board of Trustees of the SA Trust have determined that the commercial paper is equivalent quality and is liquid);

    (viii) invest more than 5% of the Portfolio's total assets in securities issued by issuers that (including the period of operation of any predecessor or unconditional guarantor of such issuer) have been in operation less than three years;

      (ix) invest more than 10% of the Portfolio's total assets in securities that are restricted from being sold to the public without registration under the Securities Act of 1933 (other than Rule 144A securities deemed to be liquid by the Trustees of the SA Trust);

       (x) purchase securities of any issuer if such purchase at the time thereof would cause the Portfolio to hold more than 10% of any class of securities of such issuer, for which purposes all indebtedness of an issuer shall be deemed a single class and all preferred stock of an issuer shall be deemed a single class, except that futures or option contracts shall not be subject to this restriction;

      (xi) purchase or retain in the Portfolio's portfolio any securities issued by an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the SA Trust, or is an officer or partner of the Advisor, if after the purchase of the securities of such issuer for the Portfolio one or more of such persons owns beneficially more than 1/2 of 1% of the shares or securities, or both, all taken at market value, of such issuer, and such persons owning more than 1/2 of 1% of such shares or securities together own beneficially more than 5% of such shares or securities, or both, all taken at market value;

     (xii) invest more than 5% of the Portfolio's net assets in warrants
           (valued at the lower of cost or market) (other than warrants acquired by the Portfolio as part of a unit or attached to securities at the time of purchase), but not more than 2% of the Portfolio's net assets may be invested in warrants not listed on the New York Stock Exchange Inc. ("NYSE") or the American Stock Exchange;

    (xiii) make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue and equal in amount to, the securities sold short, and unless not more than 10% of the Portfolio's net assets (taken at market value) is represented by such securities, or securities convertible into or exchangeable for such securities, at any one time (the Portfolios have no current intention to engage in short selling);

     (xiv) purchase puts, calls, straddles, spreads and any combination thereof if by reason thereof the value of the Portfolio's aggregate investment in such classes of securities will exceed 5% of its total assets;

      (xv) write puts and calls on securities unless each of the following conditions are met: (a) the security underlying the put or call is within the investment policies of the Portfolio and the option is issued by the OCC, except for put and call options issued by non-U.S. entities or listed on non-U.S. securities or commodities exchanges; (b) the aggregate value of the obligations underlying the puts determined as of the date the options are sold shall not exceed 50% of the Portfolio's net assets; (c) the securities subject to the exercise of the call written by the Portfolio must be owned by the Portfolio at the time the call is sold and must continue to be owned by the Portfolio until the call has been exercised, has lapsed, or the Portfolio has purchased a closing call, and such purchase has been confirmed, thereby extinguishing the Portfolio's obligation to deliver securities pursuant to the call it has sold; and (d) at the time a put is written, the Portfolio establishes a segregated account with its custodian consisting of cash or liquid securities equal in value to the amount the Portfolio will be obligated to pay upon exercise of the put (this account must be maintained until the put is exercised, has expired, or the Portfolio has purchased a closing put, which is a put of the same series as the one previously written); and

     (xvi) buy and sell puts and calls on securities, stock index futures or options on stock index futures, or financial futures or options on financial futures unless such options are written by other persons and: (a) the options or futures are offered through the facilities of a national securities association or are listed on a national securities or commodities exchange, except for put and call options issued by non-U.S. entities or listed on non-U.S. securities or commodities exchanges; (b) the aggregate premiums paid on all such options which are held at any time do not exceed 20% of the Portfolio's total net assets; and (c) the aggregate margin deposits required on all such futures or options thereon held at any time do not exceed 5% of the Portfolio's total assets.

    Each Portfolio also will comply with the applicable investment limitations found in the laws and regulations of any state in which the corresponding Sub-Account investing in the Portfolio is registered.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

    The Portfolio Advisors for the SAT Portfolios are responsible for decisions to buy and sell securities, futures contracts and options on such securities and futures for each SAT Portfolio, the selection of brokers, dealers and futures commission merchants to effect transactions and the negotiation of brokerage commissions, if any. Broker-dealers may receive brokerage commissions on portfolio transactions, including options, futures and options on futures transactions and the purchase and sale of underlying securities upon the exercise of options. Orders may be directed to any broker-dealer or futures commission merchant, including to the extent and in the manner permitted by applicable law, the Advisor, the Portfolio Advisors or their subsidiaries or affiliates. Purchases and sales of certain portfolio securities on behalf of a Portfolio are frequently placed by the Portfolio Advisor with the issuer or a primary or secondary market-maker for these securities on a net basis, without any brokerage commission being paid by the Portfolio. Trading does, however, involve transaction costs. Transactions with dealers serving as market-makers reflect the spread between the bid and asked prices. Purchases of underwritten issues may be made which will include an underwriting fee paid to the underwriter.

    The Portfolio Advisors seek to evaluate the overall reasonableness of any brokerage commissions paid through familiarity with commissions charged on comparable transactions, as well as by comparing commissions paid by the Portfolio to reported commissions. In placing orders for the purchase and sale of securities for a Portfolio, the Portfolio Advisors take into account such factors as price, commission (if any, negotiable in case of national securities exchange transactions), size of order, difficulty of execution and skill required of the executing broker-dealer. The Portfolio Advisors review on a routine basis commission rates, execution and settlement services performed, making internal and external comparisons.

    The Portfolio Advisors are authorized, consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, when placing portfolio transactions for a Portfolio with a broker to pay a brokerage commission (to the extent applicable) in excess of that which another broker might have charged for effecting the same transaction on account of the receipt of research, market or statistical information. The term "research, market or statistical information" includes advice as to the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or purchasers or sellers of securities; and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A Portfolio Advisor may use this research information in managing an SAT Portfolio's assets, as well as the assets of other clients.

    Consistent with the policy stated above, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and such other policies as the Board of Trustees may determine, the Portfolio Advisors may consider sales of shares of the SA Trust and of other investment company clients of the Advisor or the Portfolio Advisor as a factor in the selection of broker-dealers to execute portfolio transactions. The Portfolio Advisor will make such allocations if commissions are comparable to those charged by nonaffiliated, qualified broker-dealers for similar services.

    Except for implementing the policies stated above, there is no intention to place portfolio transactions with particular brokers or dealers or groups thereof. In effecting transactions in over-the-counter securities, orders are placed with the principal market-makers for the security being traded unless, after exercising care, it appears that more favorable results are available otherwise.

    Although certain research, market and statistical information from brokers and dealers can be useful to a Portfolio and to the corresponding Portfolio Advisor, it is the opinion of the management of the Portfolios that such information is only supplementary to the Portfolio Advisor's own research effort, since the information must still be analyzed, weighed and reviewed by the Portfolio Advisor's staff. Such information may be useful to the Portfolio Advisor in providing services to clients other than the SAT Portfolios, and not all such information is used by the Portfolio Advisor in connection with such Portfolios. Conversely, such information provided to the Portfolio Advisor by brokers and dealers through whom other clients of the Portfolio Advisor effect securities transactions may be useful to the Portfolio Advisor in providing services to the Portfolios.

    In certain instances there may be securities which are suitable for an SAT Portfolio as well as for one or more of the Advisor's other clients, including Portfolios of the SA Trust that are not available to the Sub-Accounts. Investment decisions for a Portfolio and for the Portfolio Advisor's other clients are made with a view to achieving their respective investment objectives. It may develop that a particular security is bought or sold for only one client even though it might be held by, or bought or sold for, other clients. Likewise, a particular security may be bought for one or more clients when one or more clients are selling that same security. Some simultaneous transactions are inevitable when several clients receive investment advice from the same investment advisor, particularly when the same security is suitable for the investment objectives of more than one client. When two or more clients are simultaneously engaged in the purchase or sale of the same security, the securities are allocated among clients in a manner believed to be equitable to each. It is recognized that in some cases this system could have a detrimental effect on the price or volume of the security as far as a Portfolio is concerned. However, it is believed that the ability of a Portfolio to participate in volume transactions will produce better executions for the Portfolio.

    For the period November 21, 1994 (commencement of operations) to December 31, 1994, and for the fiscal years ended December 31, 1995 and 1996, the aggregate brokerage commissions paid by each Portfolio is as follows:

                                    GROWTH & INCOME             BOND
AGGREGATE COMMISSIONS                  PORTFOLIO              PORTFOLIO
---------------------                  ---------              ---------
Period Ended December 31,

      1996                              $40,690                 None
      1995                              $30,788                 None
      1994                              $4,982                  None


                VALUATION OF SECURITIES; REDEMPTION IN KIND

    The value of each security for which readily available market quotations exists is based on a decision as to the broadest and most representative market for such security. The value of such security is based either on the last sale price on a national securities exchange, or, in the absence of recorded sales, at the readily available closing bid price on such exchanges, or at the quoted bid price in the over-the-counter market. Securities listed on a foreign exchange are valued at the last quoted sale price available before the time net assets are valued. Unlisted securities are valued at the average of the quoted bid and asked prices in the over-the-counter market. Debt securities are valued by a pricing service which determines valuations based upon market transactions for normal, institutional-size trading units of similar securities. Securities or other assets for which market quotations are not readily available are valued at fair value in accordance with procedures established by the SA Trust. Such procedures include the use of independent pricing services, which use prices based upon yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. All portfolio securities with a remaining maturity of less than 60 days are valued at amortized cost, which approximates market.

    The accounting records of the Portfolios are maintained in U.S. dollars. The market value of investment securities, other assets and liabilities and forward contracts denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates at the end of the period. Purchases and sales of securities, income receipts, and expense payments are translated at the exchange rate prevailing on the respective dates of such transactions.
 Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.

    The problems inherent in making a good faith determination of value are recognized in the codification effected by SEC Financial Reporting Release No. 1 ("FRR 1" (formerly Accounting Series Release No. 113)) which concludes that there is "no automatic formula" for calculating the value of restricted securities. It recommends that the best method simply is to consider all relevant factors before making any calculation. According to FRR 1 such factors would include consideration of the:

           type of security involved, financial statements, cost at date of purchase, size of holding, discount from market value of unrestricted securities of the same class at the time of purchase, special reports prepared by analysts, information as to any transactions or offers with respect to the security, existence of merger proposals or tender offers affecting the security, price and extent of public trading in similar securities of the issuer or comparable companies, and other relevant matters.

    To the extent that an SAT Portfolio purchases securities which are restricted as to resale or for which current market quotations are not available, the Portfolio Advisor will value such securities based upon all relevant factors as outlined in FRR 1.

    Each SAT Portfolio reserves the right, if conditions exist which make cash payments undesirable, to honor any request for redemption or repurchase order by making payment in whole or in part in readily marketable securities chosen by the SA Trust or the Portfolio, as the case may be, and valued as they are for purposes of computing the Portfolio's net asset value (a redemption in kind). If payment is made in securities, an investor, including the corresponding Sub-Account, may incur transactions expenses in converting these securities into cash. The SA

Trust, on behalf of each Portfolio, has elected, however, to be governed by Rule 18f-1 under the 1940 Act as a result of which each Portfolio is obligated to redeem shares or beneficial interests, as the case may be, with respect to any one investor during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Portfolio, as the case may be, at the beginning of the period.

    Each investor in an SAT Portfolio, including the corresponding Sub-Account, may add to or reduce its investment in the Portfolio on each day that the NYSE is open for business. As of 4:00 p.m., New York time, on each such day, the value of each investor's interest in a Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage representing that investor's share of the aggregate beneficial interests in the Portfolio. Any additions or reductions which are to be effected on that day will then be effected. The investor's percentage of the aggregate beneficial interests in a Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of 4:00 p.m. on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in the Portfolio effected on such day and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of 4:00 p.m. on such day plus or minus, as the case may be, the amount of net additions to or reductions in the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio as of 4:00 p.m. on the following day the NYSE is open for trading.

                          MANAGEMENT OF THE SA TRUST

    The Trustees and officers of the SA Trust and their principal occupations during the past five years are set forth below. Their titles may have varied during that period. Asterisks indicate those Trustees who are "interested persons" (as defined in the 1940 Act) of the SA Trust. Unless otherwise indicated, the address of each Trustee and officer is 311 Pike Street, Cincinnati, Ohio 45202. The Trustees and officers of the SA Trust also serve in the same positions with the VI Trust and with two affiliated trusts of the SA Trust, the Select Advisors Trust A and Select Advisors Trust C (collectively, the "Fund Complex").

TRUSTEES OF THE SA TRUST

    *EDWARD G. HARNESS, JR., (Age 48) -- Chairman of the Board of Trustees, President and Chief Executive Officer; Director, President and Chief Executive Officer, Touchstone Advisors, Inc. (since December, 1993); Director and Chief Executive Officer, Touchstone Securities, Inc. (since October,
1991); President, Touchstone Securities, Inc. (since March, 1996); President, IFS Financial Services, Inc. (since November, 1990); President, IFS Systems, Inc. (since August, 1991).

    *WILLIAM J. WILLIAMS, (Age 81) -- 400 Broadway, Cincinnati, OH 45202 -- Trustee; Chairman of the Board of Directors, The Western and Southern Life Insurance Company (since March, 1984); Chief Executive Officer, The Western and Southern Life Insurance Company (from March, 1984 to March, 1994).

    JOSEPH S. STERN, JR., (Age 79), 3 Grandin Place, Cincinnati, OH 45208 -- Trustee; Retired Professor Emeritus, College of Business, University of Cincinnati.

    PHILLIP R. COX, (Age 49), 105 East Fourth Street, Cincinnati, OH 45202 -- Trustee; President and Chief Executive Officer, Cox Financial Corp. (since
1972); Director, Federal Reserve Bank of Cleveland; Director, Cincinnati Bell Inc.; Director, PNC Bank; Director, Cinergy Corporation; Director, BDM International, Inc.

    ROBERT E. STAUTBERG, (Age 62), 4815 Drake Road, Cincinnati, OH 45243 -- Trustee; Chairman of the Board of Trustees, Good Samaritan Hospital; Retired Partner and Director, KPMG Peat Marwick.

    DAVID POLLAK, (Age 79), 1313 Kemper Road, Suite 111, Cincinnati, OH 45246 -- Trustee; President, The Ultimate Distributing Company (1986-1993); Director Emeritus, Fifth Third Bank.

OFFICERS OF THE SA TRUST

    EDWARD S. HEENAN, (Age 53), 400 Broadway, Cincinnati, OH 45202 -- Treasurer; Vice President and Controller, Touchstone Advisors, Inc. (since December, 1993); Director, Controller, Touchstone Securities, Inc. (since October, 1991); Vice President and Comptroller, The Western and Southern Life Insurance Company (since 1987).

    BRIAN J. MANLEY, (Age 33), Assistant Treasurer; Vice President and Chief Financial Officer, Touchstone Advisors, Inc. (since December, 1993); Vice President and Chief Financial Officer, Touchstone Securities, Inc.

    SUSAN C. MOSHER (age 42) - Secretary; Director, Fund Administration - Legal and Regulatory, Investors Bank (since August, 1995); Associate Counsel, 440 Financial Group of Worcester, Inc. (January, 1993 to August, 1995); Partner, Gallagher, Callahan & Gartrell, P.A. (prior to September, 1992).
Her address is 89 South Street/ADF29, Boston, MA 02111.

    KEVIN M. CONNERTY (age 32) - Assistant Treasurer; Director, Fund Administration - Reporting and Compliance, Investors Bank (since October,
1992); Assistant Manager of Financial Reporting, The Boston Company (prior to October, 1992). His address is 89 South Street/ADF29, Boston, MA 02111.

    PAUL J. JASINSKI (age 50) - Assistant Treasurer; Managing Director - Fund Administration, Investors Bank (since July, 1985). His address is 89 South Street/ADF29, Boston, MA 02111.

    Ms. Mosher and Messrs. Connerty and Jasinski also hold similar positions for other investment companies for which Investors Bank or an affiliate serves as administrator or principal underwriter.

    No director, officer or employee of the Advisor, the Portfolio Advisors, the Distributor, the Administrator or any of their affiliates will receive any compensation from the SA Trust or the VI Trust for serving as an officer or Trustee of the SA Trust. The Fund Complex pays each Trustee who is not a director, officer or employee of the Advisor, the Portfolio Advisors, the Distributor, the Administrator or any of their affiliates an annual fee of $5,000 plus $1,000 per meeting attended and reimburses them for travel and out-of-pocket expenses. The annual and meeting fees are allocated among the four trusts in proportion to their respective net assets. For the year ended December 31, 1996, the SA Trust incurred $ 23,825 in Trustee fees and expenses.

TRUSTEE COMPENSATION TABLE

                                                                  TOTAL COMPENSATION FROM THE
NAME OF PERSON            AGGREGATE COMPENSATION FROM SA TRUST    FUND COMPLEX PAID TO TRUSTEES
--------------            ------------------------------------    -----------------------------
Phillip R. Cox            $5,916                                  $10,000
Trustee

David Pollak              $5,354                                  $9,000
Trustee

Robert E. Stautberg       $5,916                                  $10,000
Trustee

Joseph S. Stern, Jr.      $5,354                                  $9,000
Trustee

Edward G. Harness, Jr.    none                                    none
Trustee

William J. Williams       none                                    none
Trustee

    As of February 1, 1997, the Trustees and officers of the SA Trust owned in the aggregate less than 1% of the interests of any Portfolio or the SA Trust (all series taken together, including series in which the Sub-Accounts do not invest).

ADVISOR, PORTFOLIO ADVISORS, ADMINISTRATOR AND SPONSOR

    ADVISOR

    The Advisor provides service to each Portfolio of the SA Trust pursuant to an Investment Advisory Agreement with the SA Trust (the "ADVISORY AGREEMENT"). The services provided by the Advisor consist of directing and supervising each Portfolio Advisor, reviewing and evaluating the performance of each Portfolio Advisor and determining whether or not any Portfolio Advisor should be replaced. The Advisor furnishes at its own expense all facilities and personnel necessary in connection with providing these services. The Advisory Agreement will continue in effect if such continuance is specifically approved at least annually by the Board of Trustees of the SA Trust and by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party, at a meeting called for the purpose of voting on the Advisory Agreement.

    The Advisory Agreement is terminable, with respect to a Portfolio, without penalty on not more than 60 days' nor less than 30 days' written notice by the SA Trust, when authorized either by majority vote of the investors in the Portfolio (with the vote of each being in proportion to the amount of their investment) or by a vote of a majority of the Board of Trustees or by the Advisor, and will automatically terminate in the event of its assignment. The Advisory Agreement provides that neither the Advisor nor its personnel shall be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in its services to the Portfolios, except for willful misfeasance, bad faith or gross negligence or reckless disregard of its or their obligations and duties under the Advisory Agreement.

    The Prospectus contains a description of fees payable to the Advisor for services under the Advisory Agreement.

    For the period November 21, 1994 (commencement of operations) to December 31, 1994 and for the fiscal years ended December 31, 1995 and 1996, each SAT Portfolio incurred the following investment advisory fees equal on an annual basis to the following percentages of the average daily net assets of the Portfolio.

PORTFOLIO           YEAR     RATE       AMOUNT
---------           ----     ----       ------
Growth & Income     1996     0.75%     $127,974
                    1995     0.75%     $88,934
                    1994     0.75%     $8,015

Bond                1996     0.55%     $72,116
                    1995     0.55%     $61,568
                    1994     0.55%     $6,064

    For the period November 21, 1994 to December 31, 1994, and for the fiscal years ended December 31, 1995 and 1996, the Advisor, under the terms of the Sponsor Agreement, reimbursed the Growth & Income Portfolio $14,346, $85,300 and $34,126, and reimbursed the Bond Portfolio $15,160, $69,754 and $26,226, respectively. See "Sponsor."

    PORTFOLIO ADVISORS

    The Advisor has, in turn, entered into a portfolio advisory agreement (each a "PORTFOLIO AGREEMENT") with each Portfolio Advisor selected by the Advisor for a Portfolio. Under the direction of the Advisor and, ultimately, of the Board of Trustees of the SA Trust, each Portfolio Advisor is responsible for making all of the day-to-day investment decisions for the respective Portfolio.

Each Portfolio Advisor furnishes at its own expense all facilities and personnel necessary in connection with providing these services. Each Portfolio Agreement contains provisions similar to those described above with respect to the Advisory Agreement.

    ADMINISTRATOR, CUSTODIAN AND FUND ACCOUNTING AGENT

    Pursuant to Administration and Fund Accounting Agreements, Investors Bank supervises the overall administration of the Trust, including but not limited to, accounting, clerical and bookkeeping services; daily calculation of net asset values; preparation and filing of all documents required for compliance by the Trust with applicable laws and regulations. Investors Bank also provides persons to serve as officers of the Trust. As custodian, Investors Bank holds cash, securities and other assets of the Trust.

    The Trust's Prospectus contains a description of fees payable to Investors Bank for its services as administrator, fund accounting agent and custodian.

    Prior to December 1, 1996, Signature Financial Services, Inc.
("Signature") served as administrator and fund accounting agent to the Trust.

    Each of the Administration, Fund Accounting and Custodian Agreements (collectively, the "Agreements") provide that neither Investors Bank nor its personnel shall be liable for any error of judgment or mistake of law or for any act or omission, except for wilful misfeasance, bad faith or negligence (gross negligence in respect of the Custodian Agreement) in the performance of its or their duties or by reason of disregard (reckless disregard in respect of the Custodian Agreement) of its or their obligations and duties under the Agreements.

    Each Agreement may not be assigned without the consent of the non-assigning party, and may be terminated after its Initial Term, with respect to a Portfolio, without penalty by majority vote of the shareholders of the Portfolio or by either party on not more than 60 days' written notice.

    State Street Bank and Trust Company ("State Street") serves as transfer agent of the Trust pursuant to a transfer agency agreement. Under its transfer agency agreement with the Trust, State Street maintains the shareholder account records for each Fund, handles certain communications between shareholders and the Trust and causes to be distributed any dividends and distributions payable by the Trust. State Street may be reimbursed by the Trust for its out-of-pocket expenses.

    For the period November 21, 1994 (commencement of operations) to December 31, 1994, and for the fiscal years ended December 31, 1995 and 1996, the Growth & Income Portfolio incurred $4,384, $46,743 and $56,786, respectively, in administrative and fund accounting fees, including out-of-pocket expenses.
 For the same periods, the Bond Portfolio incurred $4,384, $47,124 and $56,396, respectively, in administrative and fund accounting fees, including out-of-pocket expenses.

    SPONSOR

    Touchstone Advisors, Inc. serves also (in addition to its services as Advisor to each Portfolio of the SA Trust) as the sponsor ("SPONSOR") of each SAT Portfolio pursuant to a sponsor agreement (the "SPONSOR AGREEMENT"). Under each Sponsor Agreement, the Sponsor provides oversight of the various service providers to each of the SA Trust and the SAT Portfolios, including the Administrator and the Custodian. For its services in this regard, the Sponsor is paid a fee, on an annual basis, equal to 0.20% of the average daily net assets of each Portfolio. The Sponsor Agreement may be terminated by the Sponsor on not less than 30 days prior written notice and by the SA Trust, as to any Portfolio. The Sponsor has advised the SA Trust that it will waive all fees under the Sponsor Agreement through April 30, 1998.

COUNSEL AND INDEPENDENT ACCOUNTANTS

    Frost & Jacobs LLP, 2500 PNC Center, 201 East 5th Street, Cincinnati, Ohio 45202, serves as counsel to the SA Trust and each SAT Portfolio. Coopers & Lybrand, L.L.P., One Post Office Square, Boston, Massachusetts 02109, acts as independent accountants of the SA Trust and each SAT Portfolio.

                         ORGANIZATION OF THE SA TRUST

    Interests in the SA Trust do not have cumulative voting rights, which means that holders of more than 50% of such interests (which includes the interests held by other investors in the SAT Portfolios (Growth & Income and Bond) and the interests of other investors in Portfolios of the SA Trust that are not available for investment by the Sub-Accounts) voting for the election of Trustees can elect all Trustees. Accordingly, it is unlikely that Owners having Contract Value in the Sub-Accounts that invest in the SAT Portfolios will be able to control the election of any of the Trustees. Matters affecting the SAT Portfolios are generally decided by separate vote of each

SAT Portfolio, except with respect to the election of Trustees and the ratification of the selection of independent accountants.

    The SA Trust, in the Portfolios of which all of the assets of the corresponding Sub-Accounts will be invested, is organized as a trust under the laws of the State of New York. Each Sub-Account and other entity investing in an SAT Portfolio (e.g., other investment companies, insurance company separate accounts and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of a Sub-Account incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the Portfolio itself was unable to meet its obligations. Accordingly, the SA Trust's Trustees believe that no Sub-Account (or any Owner having Contract Value therein) will be adversely affected by reason of the Sub-Account's investing in the corresponding Portfolio.

                                      TAXATION

TAXATION OF THE PORTFOLIOS

    Each of the Portfolios will be classified as a partnership for federal income tax purposes. Furthermore, none of the Portfolios will be a "publicly traded partnership" for purposes of Section 7704 of the Code. Consequently, the Portfolios will not be subject to federal income taxation. Instead, each entity that invests in a Portfolio must take into account, in computing its federal income tax liability, its share of the Portfolio's income, gains, losses, deductions, credits and tax preference items for the year, without regard to the amount of cash distributions it has received during the year from the Portfolio. Although no Portfolio will be subject to federal income tax, each will file appropriate income tax returns as required by the Code.

SUB-ACCOUNT DIVERSIFICATION

    Each Sub-Account that invests in a Portfolio will be treated as owning a proportionate interest in the assets held by the Portfolio for purposes of determining whether the Sub-Account is adequately diversified within the meaning of Section 817(h) of the Code. The diversification requirement must be satisfied in order for the Contract to be treated as an "annuity contract" under the Code.

                             FINANCIAL STATEMENTS

                        [to be supplied by amendment]

DISTRIBUTOR

Touchstone Securities, Inc.                  Sub-Accounts
311 Pike Street                              ------------
Cincinnati, Ohio  45202                      -Emerging Growth
(800) 669-2796 (press 3)                     -International Equity
                                             -Growth & Income
INVESTMENT ADVISOR; SPONSOR                  -Balanced
                                             -Income Opportunity
Touchstone Advisors, Inc.                    -Bond
311 Pike Street                              -Standby Income
Cincinnati, Ohio  45202

VARIABLE ANNUITY SERVICE CENTER

Touchstone Special Markets Service Center
P.O. Box 2850
Cincinnati, Ohio 45201-2850
(800) 669-2796 (press 2)

TRANSFER AGENT

State Street Bank and Trust Company
P.O. Box 8578
Boston, Massachusetts   02266-8518

ADMINISTRATOR, CUSTODIAN
AND FUND ACCOUNTING AGENT

Investors Bank & Trust Company               STATEMENT OF
89 South Street                              ADDITIONAL INFORMATION
Boston, Massachusetts  02111                 ________, 1997

INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P.
312 Walnut Street
Cincinnati, Ohio 45202

LEGAL COUNSEL

Frost & Jacobs LLP
2500 PNC Center
201 East Fifth Street
Cincinnati, Ohio  45202

PART C

ITEM 24 -- FINANCIAL STATEMENTS AND EXHIBITS

(a) There are no financial statements included in Part A. The following Financial Statements and Financial Statement Schedules of Western-Southern Life Assurance Company are omitted from Part C and instead included in Part B:

                        [to be supplied by amendment]

(b) Exhibits:

        (1) Resolutions of Board of Directors of Western-Southern Life
            Assurance Company (the "Company") establishing Western-Southern Life Assurance Company Separate Account 1 incorporated herein by reference to the Registration Statement filed with the Securities and Exchange Commission ("SEC") on March 17, 1994 (File Nos. 33-76582 and 811-8420).

        (2) Not Applicable.

        (3) (a) Distributor Agreement between the Company (on behalf of
                Separate Account 1) and Touchstone Securities, Inc. incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

            (b) Commission Schedule incorporated herein by reference to Pre-
                Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

            (c) Specimens of agreements between Touchstone Securities, Inc.
                and its dealers incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

        (4) (a) Specimen Variable Annuity Contract

            (b) Specimen Endorsements and Riders

        (5) Specimen Application Form for Variable Annuity Contract

        (6) (a) Amended Articles of Incorporation of the Company incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the SEC on April 29, 1996 (File Nos. 33-76582 and 811-8420).

            (b) Amended Code of Regulations of the Company incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the SEC on April 29, 1996 (File No. 33-76582 and 811-8420).

        (7) Not Applicable.

        (8) (a) Administrative Services and Fund Accounting Agreement between Investors Bank and Trust Company and Select Advisors Portfolios incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement filed with the SEC on April 30, 1997 (File No. 33-76582 and 811-8420).

            (b) (i) Investment Advisory Agreement between Touchstone Advisors, Inc. and Select Advisors Portfolios incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the SEC on April 29, 1996 (File Nos. 33-76582 and 811-8420).

                (ii) Amendment to Investment Advisory Agreement between
                     Touchstone Advisors, Inc. and Select Advisors Portfolios incorporated herein by reference to Post-Effect Amendment No. 4 to the Registration Statement filed with the SEC on April 30, 1997 (File No. 33-76582 and 811-8420).

            (c) Portfolio Advisory Agreements -- between Touchstone Advisors,
                Inc. and:

                (i) Fort Washington Investment Advisors, Inc. (Growth & Income) incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the SEC on April 29, 1996 (File Nos. 33-76582 and 811-8420).

                (ii) Fort Washington Investment Advisors, Inc. (Bond)
                     incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed with the SEC on April 29, 1996 (File Nos. 33-76582 and 811-8420).

            (d) Custodian Agreement between Select Advisors Portfolios and
                Investors Bank & Trust Company incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

            (e) (i) Sponsor Agreement between Select Advisors Variable Insurance Trust and Touchstone Advisors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

                (ii) Sponsor Agreement between Select Advisors Portfolios
                     and Touchstone Advisors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

            (f) Fund Participation Agreement between Select Advisors
                Portfolios and Touchstone Advisors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 14, 1994 (File Nos. 33-76582 and 811-8420).

        (9) Opinion and consent of Donald B. Wuebbling, Esq.

       (10) [to be supplied by amendment]

       (11) Not Applicable.

       (12) Not Applicable.

       (13) Not Applicable.

       (14) Not applicable.

       (15) (a) Powers of Attorney -- Directors of the Company.

            (b) Powers of Attorney -- Trustees of Select Advisors Portfolios.


ITEM 25. -- DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and officers of the Company are:

William J. Williams                    Chairman of the Board and Director

John F. Barrett                        Director, Chief Executive Officer and
                                       President

James N. Clark                         Director, Executive Vice President,
                                       Secretary and Treasurer

Dr. J. Harold Kotte                    Director

Dr. Lawrence C. Hawkins                Director
Omni-Man, Inc.
3909 Reading Road
Cincinnati, Ohio 45229

Carl A. Kroch                          Director
Kroch's & Brentano's
29 South Wabash Avenue
Chicago, Illinois 60603

Eugene P. Ruehlmann                    Director
Vorys, Sater, Seymour and Pease
Suite 2100 Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202

Charles M. Williams                    Director

Thomas L. Williams                     Director
North American Properties
212 East Third Street
Suite 300
Cincinnati, Ohio 45202

Chalmers Wylie                         Director
754 Stonewood Court
Columbus, Ohio 43235

Robert A. Bodeker                      Vice President

Herbert R. Brown                       Vice President

James W. Carpenter                     Vice President and Senior Counsel

Keith T. Clark                         Vice President and Medical Director

Charles W. Craig                       Vice President and Chief Technology
                                       Officer

Bryan C. Dunn                          Senior Vice President and Chief
                                       Marketing Officer

David G. Ennis                         Vice President and Auditor

Noreen J. Hayes                        Vice President

Edward S. Heenan                       Vice President and Comptroller

Dale P. Hennie                         Vice President

Carroll R. Hutchinson                   Senior Vice President and Chief
                                        Actuary

Donald W. Kaplan                        Vice President and Actuary

William F. Ledwin                       Senior Vice President and Chief
                                        Investment Officer

Harold V. Lyons                         Vice President and Actuary

Jill T. McGruder                        Senior Vice President

J. J. Miller                            Senior Vice President

Kenneth A. Palmer                       Senior Vice President

Mario J. San Marco                      Vice President

Thomas M. Stapleton                     Vice President

Robert H. Starnes                       Vice President

Richard K. Taulbee                      Vice President

Donald J. Wuebbling                     Vice President and General Counsel

G. H. Schellpeper                       Vice President
8901 Indian Hills Drive
Omaha, Nebraska  68144

Unless otherwise noted, the principal business address of all persons listed in Item 25 is 400 Broadway, Cincinnati, Ohio 45202.

ITEM 26. -- PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

  The Western and Southern Life Insurance Company ("WSLIC")

    Western-Southern Life Assurance Company ("WSLAC"); 100% owned by WSLIC

      Courtyard Nursing Care, Inc.; Ohio corporation; 100% owned by WSLAC; ownership and operation of real estate.

      IFS Financial Services, Inc. ("IFS"); Ohio corporation; 100% owned by WSLAC; development and marketing of financial products for distribution through financial institutions.

        IFS Systems, Inc.; Delaware corporation; 100% owned by IFS; development, marketing and support of software systems.

        IFS Insurance Agency, Inc.; Ohio corporation; 99% owned by IFS, 1% owned by William F. Ledwin; general insurance agency.

        Touchstone Securities, Inc.; Nebraska corporation; 100% owned by IFS; securities broker-dealer.

        Touchstone Advisors, Inc.; Ohio corporation; 100% owned by IFS; registered investment adviser.

        IFS Agency Services, Inc.; Pennsylvania corporation; 100% owned by IFS; general insurance agency.

        IFS Agency, Inc.; Texas corporation; 100% owned by an individual; general insurance agency.

        IFS General Agency, Inc.; Pennsylvania corporation; 100% owned by William F. Ledwin; general insurance agency.

    Seasons Congregate Living, Inc.; Ohio corporation; 100% owned by WSLIC; ownership and operation of real estate.

    Latitudes at the Moors, Inc.; Florida corporation; 100% owned by WSLIC; ownership and operation of real estate.

    WestAd Inc.; Ohio corporation; 100% owned by WSLIC, general advertising, book-selling and publishing.

    Fort Washington Investment Advisors, Inc.; Ohio corporation; 100% owned by WSLIC; registered investment adviser.

    Columbus Life Insurance Company; Ohio corporation; 100% owned by WSLIC; insurance.

      Colmain Properties, Inc.; Ohio corporation; 100% owned by
      Columbus Life Insurance Company; acquiring, owning, managing, leasing, selling real estate.

        Colpick, Inc.; Ohio corporation; 100% owned by Colmain
        Properties, Inc.; acquiring, owning, managing, leasing and selling real estate.

      CAI Holding Company, Inc.; Ohio corporation; 100% owned by
      Columbus Life Insurance Company; holding company.

        Capital Analysts Incorporated; Delaware corporation; 100% owned by CAI Holding Company; securities broker-dealer.

        Capital Analysts Agency, Inc.; Ohio corporation; 99% owned by Capital Analysts Incorporated, 1% owned by William F. Ledwin; general insurance agency.

        Capital Analysts Agency, Inc.; Texas corporation; 100% owned by an individual who is a resident of Texas, but under contractual association with Capital Analysts Incorporated; general insurance agency.

        Capital Analysts Insurance Agency, Inc.; Massachusetts corporation; 100% owned by Capital Analysts Incorporated; general insurance agency.

      CLIC Company I; Delaware corporation; 100% owned by Columbus Life Insurance Company; holding company.

      CLIC Company II; Delaware corporation; 100% owned by Columbus Life Insurance Company; holding company.

    Eagle Properties, Inc.; Ohio corporation; 100% owned by WSLIC; ownership, development and management of real estate.

      Seasons Management Company; Ohio corporation; 100 % owned by Eagle Properties, Inc.; management of real estate.

    Continental General Corporation; Nebraska corporation; 100% owned by WSLIC; holding company.

      Continental Agency Services, Inc.; Nebraska corporation; 100% owned by Continental General Corporation.

      Continental General Insurance Company; Nebraska corporation; 100% owned by Continental General Corporation; insurance.

      Continental Print & Photo Co.; Nebraska corporation; 100% owned by Continental General Corporation; printing.

    Waslic Company II; Delaware corporation; 100% owned by WSLIC; holding company.

    WestTax, Inc.; Ohio corporation, 100% owned by WSLIC; preparation and electronic filing of tax returns.

    Florida Outlet Marts, Inc.; Florida corporation; 100% owned by WSLIC; ownership and operation of real estate.

    AM Concepts Inc.; Delaware corporation, 100% owned by WSLIC; venture capital investment in companies engaged in alternative marketing of financial products.

    Western-Southern Agency, Inc.; Ohio corporation; 99% owned by WSLIC; 1% owned by William F. Ledwin; general insurance agency.

    Western-Southern Agency Services, Inc.; Pennsylvania corporation; 100% owned by WSLIC; general insurance agency.

    W-S Agency of Texas, Inc.; Texas corporation; 100% owned by an individual; general insurance agency.

ITEM 27. -- NUMBER OF CONTRACT OWNERS

  Not Applicable.

ITEM 28. -- INDEMNIFICATION

  The Amended Code of Regulations of the Company provides that, to the fullest extent not prohibited by applicable law, the Company shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceedings (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof of any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the Company, or, at the direction or request of the Company, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, that the directors of the Company, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

  Any director of the Company who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action, suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the Company in any matter and who shall be selected by all of the officers and directors of the Company who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common Pleas of Hamilton County, Ohio.
  Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Company's articles of incorporation, code of regulations, any agreement, any insurance purchased by the Company, vote of shareholders or otherwise.

  The Board of Directors of the Company also may, in its discretion, secure and maintain insurance policies against any liability asserted against and incurred by any of the Company's directors, officers or employees.

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

ITEM 29. -- PRINCIPAL UNDERWRITERS

  (a) Touchstone Securities, Inc. ("Touchstone") acts as distributor for Contracts issued under Western-Southern Life Assurance Company Separate Account 1 and as distributor for the shares of several series (Funds) of Select Advisors Trust A and Select Advisors Trust C, each of which is affiliated with the Depositor.

  (b) Set forth below are the names, principal business addresses and positions of each director and officer of Touchstone. Unless otherwise noted, the principal business address of these individuals is Touchstone Securities, Inc., 311 Pike Street, Cincinnati, Ohio 45202. Unless otherwise specified, none of the officers and directors of Touchstone serves as an officer or Trustee of the SA Trust.

NAME                                 POSITION/OFFICE WITH DISTRIBUTOR
----                                 --------------------------------
James N. Clark(1)                    Director

Edward G. Harness, Jr.               Director, Chief Executive Officer and
                                     President; Trustee and President, SA Trust

Edward S. Heenan(1)                  Director and Controller; Treasurer, SA
                                     Trust

William F. Ledwin(1)                 Director

Donald J. Wuebbling(1)               Director

Brian Manley                         Vice President and Chief Financial Officer;
                                     Assistant Treasurer, SA Trust

Richard K. Taulbee(1)                Vice President

Carl A. Ramsey(2)                    Vice President

E. Duane Clay(2)                     Vice President

Robert F. Morand(1)                  Secretary

Patricia Wilson                      Chief Compliance Officer

(1) 400 Broadway, Cincinnati, Ohio 45202
(2) 8901 Indian Hills Drive, Omaha, Nebraska 68114

  (c) The following table sets forth information about all commissions and compensation received by Touchstone Securities, Inc.


Name of Principal  Net Underwriting  Compensation on   Brokerage   Compensation
   Underwriter       Discounts and     Redemptions    Commissions
                      Commissions
--------------------------------------------------------------------------------
Touchstone                $0                $0             $0           $0
Securities, Inc.

ITEM 30. -- LOCATION OF ACCOUNTS AND RECORDS

  Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Company at 400 Broadway, Cincinnati, Ohio 45202.

ITEM 31. -- MANAGEMENT SERVICES

  Not Applicable.

ITEM 32. -- UNDERTAKINGS

  Registrant undertakes to:

  (a) file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted;

  (b) include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request directed to the address or telephone number contained in the Prospectus.

  Registrant represents that it is relying upon a "no-action" letter issued to the American Council of Life Insurance concerning that conflict between the redeemability requirements of sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 and the limits on the redeemability of variable annuities imposed by Section 403(b)(11) of the Internal Revenue Code. The Registrant has included disclosure concerning the 403(b)(11) restrictions in its prospectus and sales literature, and established a procedure whereby each plan participant will sign a statement acknowledging these restrictions before a Contract is issued. Sales representatives have been instructed to bring the restrictions to the attention of potential plan participants.

  Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, Western-Southern Life Assurance Company represents that, with respect to the Contracts registered with the Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in this Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Western-Southern Life Assurance Company.

                                SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, on behalf of itself and the Registrant has duly caused this Registration Statement under the Securities Act of 1933 and Amendment No. 7 to its Registration Statement under the Investment Company Act of 1940 to be signed on its behalf, in the City of Cincinnati and State of Ohio on the 13th day of May, 1997.

                                   WESTERN-SOUTHERN LIFE ASSURANCE
                                   COMPANY SEPARATE ACCOUNT 1
                                           by
                                   WESTERN-SOUTHERN LIFE ASSURANCE
                                         COMPANY

                                   By /s/ EDWARD S. HEENAN
                                      --------------------
                                      Edward S. Heenan, Vice President and
                                      Controller

    As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated below.

Principal Executive Officer:
----------------------------
/s/ JOHN F. BARRETT                   May 13, 1997
----------------------------
John F. Barrett, President, Director
and Chief Executive Officer

Principal Financial and
Accounting Officer:
-------------------

Edward S. Heenan, Vice
President and Controller
                                      By /s/ EDWARD S. HEENAN
                                         --------------------
                                         Edward S. Heenan, as Principal
Directors:                               Financial and Accounting
----------                               Officer and as attorney-in fact for
                                         each Director
JAMES N. CLARK
LAWRENCE C. HAWKINS                   May 13, 1997
J. HAROLD KOTTE
CARL A. KROCH
EUGENE P. RUEHLMANN
CHARLES M. WILLIAMS
THOMAS  L. WILLIAMS
WILLIAM J. WILLIAMS
CHALMERS P. WYLIE

                                SIGNATURES

    Select Advisors Portfolios (the "Portfolios") has duly caused this Registration Statement under the Securities Act of 1933 and Amendment No. 7 to the Registration Statement under the Investment Company Act of 1940 of Western-Southern Life Assurance Company Separate Account 1 to be signed on its behalf, in the City of Cincinnati and State of Ohio on the 13th day of May, 1997.

                                 SELECT ADVISORS PORTFOLIOS

                                  By /s/ EDWARD G. HARNESS, JR.
                                     --------------------------
                                     Edward G. Harness, Jr., President

    This Registration Statement under the Securities Act of 1933 has also been signed below by the following persons in the capacities indicated on the 13th day of May, 1997.

Principal Executive Officer:
----------------------------

/s/ EDWARD G. HARNESS, JR.      May 13, 1997
--------------------------
Edward G. Harness, Jr.
Trustee and President

Principal Financial and
Accounting Officer:
-------------------

Edward S. Heenan
Treasurer                        By: /s/ EDWARD S. HEENAN
                                     --------------------
                                     Edward S. Heenan, as Principal
                                     Financial and Accounting
                                     Officer and as attorney-in fact for each
                                     Trustee.
Trustees:
---------

PHILIP R. COX
DAVID POLLAK
ROBERT E. STAUTBERG               May 13, 1997
JOSEPH S. STERN, JR.

                                   EXHIBIT INDEX

EXHIBIT DESCRIPTION                                                    PAGE

4(a)    Specimen Variable Annuity Contract

4(b)    Specimen Endorsements and Riders

5       Specimen Application for Variable Annuity Contract

9       Opinion and Consent of Donald B. Wuebbling, Esq.

15(a)   Powers of Attorney -- Directors of Company

15(b)   Powers of Attorney--  Trustees of Select Advisors Portfolios